 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 16, 1995

                                                       REGISTRATION NO. 33-60503

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                              AMENDMENT NO. 2
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ---------------
                              CHIRON CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
       DELAWARE                      2834                       94-2754624
    (STATE OR OTHER      (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
    JURISDICTION OF       CLASSIFICATION CODE NUMBER)     IDENTIFICATION NUMBER)
    INCORPORATION OR           4560 HORTON STREET
     ORGANIZATION)       EMERYVILLE, CALIFORNIA 94608
                                (510) 655-8730
             (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ---------------
                            WILLIAM G. GREEN, ESQ.
             SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                              CHIRON CORPORATION
                              4560 HORTON STREET
                         EMERYVILLE, CALIFORNIA 94608
                                (510) 655-8730
          (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                COPIES OF ALL COMMUNICATIONS SHOULD BE SENT TO:
          ALISON S. RESSLER                    THOMAS E. SPARKS, JR.
         SULLIVAN & CROMWELL                      JO ANN TAORMINA
       444 SOUTH FLOWER STREET               PILLSBURY MADISON & SUTRO
    LOS ANGELES, CALIFORNIA 90071                 225 BUSH STREET
                                          SAN FRANCISCO, CALIFORNIA 94120
                               ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and all other conditions under the Agreement and Plan of Merger, dated as of April 23, 1995, between Viagene, Inc., a Delaware corporation, and Chiron Corporation, a Delaware corporation, have been satisfied or waived.
  If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                      CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                         PROPOSED        PROPOSED
                                           AMOUNT        MAXIMUM          MAXIMUM
         TITLE OF EACH CLASS               TO BE      OFFERING PRICE     AGGREGATE          AMOUNT OF
    OF SECURITIES TO BE REGISTERED     REGISTERED(1)   PER SHARE(2)  OFFERING PRICE(2) REGISTRATION FEE(3)
----------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per
 share................................  6,224 shares      $76.21         $474,331             $164
----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Additional shares to be registered are based upon the assumed maximum number of shares that may be issued in the Merger described herein less the other 1,003,776 shares to which this Registration Statement pertains. Such assumed maximum number is calculated as the product of (A) the number of shares of Common Stock, par value $0.001 per share ("Viagene Common Stock"), of Viagene, Inc. ("Viagene") outstanding at August 14, 1995, including shares of Viagene Common Stock issuable upon exercise of outstanding options and warrants, other than shares held by Chiron Corporation (10,860,215 shares) times (B) the percentage of such shares to be converted into shares of Common Stock, par value $0.01 per share ("Chiron Common Stock"), in the merger (60 percent) times (C) the number of shares of Chiron Common Stock to be issued in exchange for each such share of Viagene Common Stock in the Merger (0.155).

(2) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(f). Pursuant to Rule 457(f)(1), the maximum offering price per share is the product of the estimated maximum number of shares of Viagene Common Stock expected to be exchanged for Chiron Common Stock in the Merger (6,516,129) times the average of the high and low prices of the Viagene Common Stock in the consolidated reporting system on August 14, 1995 (11.8125) divided by the total number of shares of Registrant's common stock registered hereby (1,010,000). The maximum aggregate offering price is such maximum offering price per share multiplied by the number of additional shares of Registrant's common stock registered hereby (6,224).

(3) No additional registration fee is being paid in connection with the other 1,003,776 shares to which this Registration Statement pertains.
                                ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               CHIRON CORPORATION

                             CROSS REFERENCE SHEET

      BETWEEN ITEMS IN PART I OF THE REGISTRATION STATEMENT (FORM S-4) AND PROXY STATEMENT-PROSPECTUS PURSUANT TO ITEM 501(B) OF REGULATION S-K

    FORM S-4 ITEM NUMBER AND CAPTION      LOCATION IN PROXY STATEMENT-PROSPECTUS
    --------------------------------      --------------------------------------
  1. Forepart of the Registration
      Statement and Outside              Facing Page; Cross Reference Sheet;
      Front Cover of Prospectus.......   Outside Front Cover Page of Proxy
                                         Statement-Prospectus
  2. Inside Front and Outside Back
      Cover Pages of Prospectus.......   Inside Front Cover Page; Table of
                                         Contents
  3. Risk Factors, Ratio of Earnings
      to Fixed Charges and Other         Summary
      Information.....................
  4. Terms of the Transaction.........   Summary; The Merger; Certain Related
                                         Transactions; Description of Chiron
                                         Capital Stock; Comparison of Certain
                                         Provisions of the Certificates of
                                         Incorporation and Bylaws of Chiron and
                                         Viagene
  5. Pro Forma Financial Information..   Summary; Unaudited Pro Forma Combined
                                         Condensed Financial Statements
  6. Material Contacts with the
      Company Being Acquired..........   The Merger
  7. Additional Information Required
      for Re-offering by Persons and     Not Applicable
      Parties Deemed to be
      Underwriters....................
  8. Interests of Named Experts and      Legal Matters; Experts
      Counsel.........................
  9. Disclosure of Commission Position
      on Indemnification for             Not Applicable
      Securities Act Liabilities......
 10. Information with respect to S-3     Incorporation of Certain Documents by
      Registrants.....................   Reference; Summary; Introduction
 11. Incorporation of Certain            Incorporation of Certain Documents by
      Information by Reference........   Reference
 12. Information with respect to S-2     Not Applicable
      or S-3 Registrants..............
 13. Incorporation of Certain            Not Applicable
      Information by Reference........
 14. Information with respect to
      Registrants other than S-2 or S-   Not Applicable
      3 Registrants...................
 15. Information with respect to S-3     Incorporation of Certain Documents by
      Companies.......................   Reference; Introduction
 16. Information with respect to S-2     Not Applicable
      or S-3 Companies................
 17. Information with respect to
      Companies other than S-2 or S-3    Not Applicable
      Companies.......................
 18. Information if Proxies, Consents
      or Authorizations are to be        Incorporation of Certain Documents by
      Solicited.......................   Reference; Cover Page of Proxy
                                         Statement-Prospectus; Summary; The
                                         Special Meeting; Certain Related
                                         Transactions; Appraisal Rights
 19. Information if Proxies, Consents
      or Authorizations are not to be    Not Applicable
      Solicited or in an Exchange
      Offer...........................

                                 VIAGENE, INC.

                                                           August 18, 1995

Dear Stockholder:

  You are cordially invited to attend the Special Meeting (the "Special Meeting") of Stockholders of Viagene, Inc. ("Viagene"), which will be held at 10:00 am (Pacific Daylight Time) on September 19, 1995, at the offices of Viagene, 11055 Roselle Street, San Diego, California. At the Special Meeting, you will be asked to consider and vote upon a proposal to approve and adopt
(a) an Agreement and Plan of Merger (the "Merger Agreement"), between Viagene and Chiron Corporation, a Delaware corporation ("Chiron"), pursuant to which Viagene will merge (the "Merger") with and into Viagene Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Chiron ("Merger Sub"), with the surviving corporation thereafter being operated as a wholly-owned subsidiary of Chiron and (b) the Merger. Upon consummation of the Merger, each outstanding share of Common Stock, par value $0.001 per share ("Viagene Common Stock"), of Viagene (except for shares held directly or indirectly by Chiron, Merger Sub or any other direct or indirect subsidiary of Chiron and shares as to which appraisal rights have been perfected under the Delaware General Corporation Law ("Dissenting Shares")) will be converted into, and become exchangeable for, (i) $9.00 in cash (the "Cash Consideration") or (ii) 0.155 shares of the common stock, par value $0.01 per share ("Chiron Common Stock"), of Chiron (as it may be increased in certain circumstances at Chiron's option, the "Stock Consideration"), provided that the number of shares of Viagene Common Stock to be exchanged for Cash Consideration and the number of shares of Viagene Common Stock to be exchanged for Stock Consideration will be adjusted, if necessary, on a pro rata basis so that 40 percent of such shares (except for shares held directly or indirectly by Chiron, Merger Sub or any other direct or indirect subsidiary of Chiron) will be converted into the right to receive Cash Consideration and 60 percent of such shares (except for shares held directly or indirectly by Chiron, Merger Sub or any other direct or indirect subsidiary of Chiron and any Dissenting Shares) will be converted into the right to receive Stock Consideration. Viagene stockholders may elect to receive either Stock Consideration or Cash Consideration in the Merger, but, regardless of such election, may receive a combination thereof as a result of the foregoing adjustments.

  A form of election which you can use to make an election to receive Cash Consideration or Stock Consideration is not enclosed with the Proxy Statement-Prospectus, but will be sent to you shortly in a separate envelope. The enclosed Proxy Statement-Prospectus describes in detail the procedures and timing for properly submitting such form of election.

  The proposed Merger has been approved by the Board of Directors of each company. Your Board of Directors has determined that the Merger is fair to, and in the best interests of, Viagene and its stockholders and recommends that you vote FOR approval and adoption of the Merger Agreement and the Merger.

  Consummation of the Merger is subject to certain conditions, including the approval and adoption of the Merger Agreement by Viagene's stockholders, and the qualification of the Merger as a tax-free reorganization for Viagene and Chiron. Subject to the foregoing conditions, the Merger currently is expected to close on or about September 29, 1995.

  The enclosed Notice of Special Meeting of Stockholders and Proxy Statement-Prospectus describe the Merger and provide specific information concerning the Special Meeting. Please read these materials carefully and consider the information contained in them.

  It is very important that your shares be represented at the Special Meeting, regardless of whether you plan to attend in person. The affirmative vote of a majority of all of the outstanding shares of Viagene Common Stock is required to approve the Merger Agreement. Consequently, a failure to vote will have the same effect as a vote against the proposal. Therefore, I urge you to execute, date and return the enclosed proxy card in the enclosed postage-paid envelope as soon as possible to ensure that your shares will be voted at the Special Meeting. You should not send in certificates for your shares of Viagene Common Stock at this time.

                                          Sincerely,

                                          David F. Hale
                                          Chairman of the Board

                                 VIAGENE, INC.

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                      TO BE HELD SEPTEMBER 19, 1995

  NOTICE IS HEREBY GIVEN that, pursuant to call of its Directors, a Special Meeting (the "Special Meeting") of Stockholders of Viagene, Inc. ("Viagene") will be held at 10:00 a.m. (Pacific Daylight Time) on September 19, 1995, at the offices of Viagene, 11055 Roselle Street, San Diego, California, for the following purposes:

    1. To consider and vote upon a proposal to approve and adopt (a) an Agreement and Plan of Merger, dated as of April 23, 1995 (the "Merger Agreement"), between Viagene and Chiron Corporation, a Delaware Corporation ("Chiron"), pursuant to which Viagene will merge (the "Merger") with and into Viagene Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Chiron, and (b) the Merger. A copy of the Merger Agreement is set forth as Appendix A to the accompanying Proxy Statement-Prospectus.

    2. To transact such other business as may properly be brought before the meeting or any adjournments or postponements thereof.

  Only those stockholders of record at the close of business on August 14, 1995 shall be entitled to notice of and to vote at the Special Meeting or any adjournments or postponements thereof.

  A summary of certain provisions of Section 262 of the Delaware General Corporation Law (the "DGCL") pertaining to the rights of dissenting stockholders in connection with the Merger is included in the Proxy Statement-Prospectus in the section entitled "Appraisal Rights." The complete text of
Section 262 of the DGCL is set forth as Appendix B to the Proxy Statement-Prospectus.

                                          By Order of the Board of Directors

                                          R. Jefferson Works
                                          Corporate Secretary

San Diego, California

August 18, 1995

  THE BOARD OF DIRECTORS OF VIAGENE RECOMMENDS THAT VIAGENE STOCKHOLDERS VOTE TO APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

  SINCE THE AFFIRMATIVE VOTE OF AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OF VIAGENE COMMON STOCK IS REQUIRED TO APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER, WE URGE YOU TO SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU INTEND TO ATTEND THE SPECIAL MEETING IN PERSON. THE PROXY MAY BE REVOKED AT ANY TIME PRIOR TO ITS EXERCISE IN THE MANNER DESCRIBED IN THE ATTACHED PROXY STATEMENT-PROSPECTUS. ANY STOCKHOLDER PRESENT AT THE SPECIAL MEETING, INCLUDING ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF, MAY REVOKE HIS OR HER PROXY AND VOTE PERSONALLY ON EACH MATTER BROUGHT BEFORE THE SPECIAL MEETING.

                          DATED AUGUST 18, 1995

                                PROXY STATEMENT

                                 VIAGENE, INC.
                         SPECIAL MEETING TO BE HELD ON

                            SEPTEMBER 19, 1995

                                  PROSPECTUS

                              CHIRON CORPORATION

                                 COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)

                               ----------------

  This Proxy Statement-Prospectus is being furnished to the holders of common stock, par value $0.001 per share ("Viagene Common Stock"), of Viagene, Inc., a Delaware corporation ("Viagene"), in connection with the solicitation of proxies by the Board of Directors of Viagene for use at the Special Meeting of Viagene's stockholders to be held at 10:00 a.m. (Pacific Daylight Time) on September 19, 1995, at the offices of Viagene, 11055 Roselle Street, San Diego, California, and at any adjournments or postponements thereof (the "Special Meeting").

  At the Special Meeting, the stockholders of record of Viagene Common Stock as of the close of business on August 14, 1995 (the "Record Date") will consider and vote upon a proposal to approve and adopt (a) the Agreement and Plan of Merger, dated as of April 23, 1995 (the "Merger Agreement"), between Viagene and Chiron Corporation, a Delaware corporation ("Chiron"), pursuant to which Viagene will merge (the "Merger") with and into Viagene Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Chiron ("Merger Sub"), with the surviving corporation thereafter being operated as a wholly-owned subsidiary of Chiron, and (b) the Merger. See "The Special Meeting." Upon consummation of the Merger, each outstanding share of Viagene Common Stock (except for shares held directly or indirectly by Chiron, Merger Sub or any other direct or indirect subsidiary of Chiron and shares as to which appraisal rights have been perfected under the Delaware General Corporation Law ("Dissenting Shares")) will be converted into, and become exchangeable for, (i) $9.00 in cash (the "Cash Consideration") or (ii) 0.155 shares of the common stock, par value $0.01 per share ("Chiron Common Stock"), of Chiron (as it may be increased in certain circumstances at Chiron's option, the "Stock Consideration"), provided that the number of shares of Viagene Common Stock to be exchanged for Cash Consideration and the number of shares of Viagene Common Stock to be exchanged for Stock Consideration will be adjusted, if necessary, on a pro rata basis so that 40 percent of such shares (except for shares held directly or indirectly by Chiron, Merger Sub or any other direct or indirect subsidiary of Chiron) will be converted into the right to receive Cash Consideration and 60 percent of such shares (except for shares held directly or indirectly by Chiron, Merger Sub or any other direct or indirect subsidiary of Chiron and any Dissenting Shares) will be converted into the right to receive Stock Consideration. Viagene stockholders may elect to receive either Stock Consideration or Cash Consideration in the Merger, but, regardless of such election, may receive a combination thereof as a result of the foregoing adjustments. As discussed in this Proxy Statement-Prospectus, it is a condition to consummation of the Merger that the Merger be a tax-free reorganization for Viagene and Chiron, and, pursuant to the Merger Agreement, Chiron may, at its option, increase the Stock Consideration to the extent necessary to achieve such treatment. See "The Merger--Basis for Converting Viagene Common Stock." For a description of the Merger Agreement, which is included in its entirety as Appendix A to this Proxy Statement-Prospectus, see "The Merger." Subject to stockholder approval and the other conditions described herein, the Merger currently is expected to be consummated on or about September 29, 1995.

  This Proxy Statement-Prospectus also constitutes a prospectus of Chiron in respect of up to 1,010,000 shares of Chiron Common Stock to be issued upon consummation of the Merger pursuant to the Merger Agreement. This Proxy Statement-Prospectus is not intended to be used for resales of shares of Chiron Common Stock.

  The outstanding shares of Chiron Common Stock are included for quotation in the Nasdaq National Market. The last reported sale price of Chiron Common Stock on the Nasdaq National Market on August 14, 1995 was $88.50 per share.

  This Proxy Statement-Prospectus and the accompanying proxy cards are first being mailed to stockholders of Viagene on or about August 18, 1995.

                               ----------------
 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE COMMISSION OR ANY  STATE SECURITIES COMMISSION, NOR HAS THE
     SECURITIES   AND  EXCHANGE  COMMISSION   OR  ANY  STATE   SECURITIES
       COMMISSION  PASSED UPON THE ACCURACY  OR ADEQUACY OF  THIS PROXY
         STATEMENT-PROSPECTUS. ANY REPRESENTATION  TO THE CONTRARY IS
           A CRIMINAL OFFENSE.

                               ----------------

      THE DATE OF THIS PROXY STATEMENT-PROSPECTUS IS AUGUST 18, 1995

                             AVAILABLE INFORMATION

  Chiron and Viagene are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy statements and other information can be obtained, upon payment of prescribed fees, from the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its Regional Offices located at 7 World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the SEC, Washington, D.C. 20549, at prescribed rates. Chiron Common Stock and Viagene Common Stock are quoted on the Nasdaq National Market and such reports, proxy statements and other information concerning Chiron and Viagene should be available for inspection and copying at the offices of the National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20006. Chiron has filed with the SEC a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Chiron Common Stock to be issued in the Merger. This Proxy Statement-Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Such additional information may be obtained from the SEC's principal office in Washington, D.C.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the SEC are hereby incorporated by reference in this Proxy Statement-Prospectus and made a part hereof: (i) Chiron's registration statement on Form 8-A dated August 28, 1984;
(ii) Viagene's registration statement on Form 8-A dated November 29, 1993, as amended on January 19, 1995; (iii) Chiron's Current Reports on Form 8-K, dated January 4, 1995, March 6, 1995, March 10, 1995, April 24, 1995 and May 5,
1995, and on Form 8-K/A, dated March 17, 1995, and Viagene's Current Report on Form 8-K, dated June 22, 1995; (iv) Viagene's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, and on Form 10-K/A dated May 1, 1995, and Chiron's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and on Form 10-K/A dated April 24, 1995; (v) Chiron's Quarterly Report on Form 10-Q and Form 10-Q/A for the quarter ended April 2, 1995 and Viagene's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995; (vi) Chiron's Quarterly Report on Form 10-Q for the quarter ended July 2, 1995 and Viagene's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995; and (vii) Chiron's Reports on Form 10-C dated January 10, 1995 and on Form 10-C/A dated January 20, 1995.

  Effective for fiscal year 1995, Chiron Corporation adjusted its fiscal year end from December 31 to the 52 or 53-week period that ends on the Sunday nearest December 31. As a result, the second quarter of 1995 represents the thirteen week period ended July 2, 1995. For presentation purposes, data used with respect to Chiron in "Summary--Selected Historical Financial Data," "Summary--Selected Pro Forma Combined Financial Data," "Comparative Per Share Information" and "Unaudited Pro Forma Combined Condensed Financial Statements" below refer to the calendar month end.

  All documents filed by Chiron and Viagene, respectively, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement-Prospectus and prior to the Special Meeting shall be deemed incorporated by reference in this Proxy Statement-Prospectus and a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed incorporated herein by reference will be deemed to be modified or superseded for the purpose of this Proxy Statement-Prospectus to the extent that a statement contained herein or in the other subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Proxy

Statement-Prospectus. Such incorporation by reference shall not be deemed to specifically incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K.

  THIS PROXY STATEMENT-PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF SUCH DOCUMENTS RELATING TO CHIRON, OTHER THAN CERTAIN EXHIBITS TO SUCH DOCUMENTS, ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST FROM THE OFFICE OF THE SECRETARY, CHIRON CORPORATION, 4560 HORTON STREET, EMERYVILLE, CALIFORNIA 94608, TELEPHONE (510) 655-8730. COPIES OF SUCH DOCUMENTS RELATING TO VIAGENE, OTHER THAN CERTAIN EXHIBITS TO SUCH DOCUMENTS, ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST FROM THE CORPORATE SECRETARY, VIAGENE, INC., 11055 ROSELLE STREET, SAN DIEGO, CALIFORNIA 92121, TELEPHONE (619) 452-1288. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETING, ANY REQUEST SHOULD BE MADE BY SEPTEMBER 15, 1995.

                               ----------------

  All information contained in this Proxy Statement-Prospectus with respect to Chiron and its subsidiaries has been supplied by Chiron, and all information with respect to Viagene has been supplied by Viagene.

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS DOCUMENT NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CHIRON OR VIAGENE SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY OTHER THAN THE CHIRON COMMON STOCK TO WHICH IT RELATES.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION.......................................................   i
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............................   i
SUMMARY.....................................................................   1
  Parties to the Merger.....................................................   1
  Special Meeting of Stockholders...........................................   2
  Vote Required.............................................................   2
  The Merger................................................................   2
  Reasons for the Merger; Recommendation of Viagene Board of Directors......   5
  Opinion of Financial Advisor..............................................   5
  Effective Time............................................................   6
  Procedures for Exchange of Certificates...................................   6
  Conditions................................................................   6
  Regulatory Approvals......................................................   6
  Acquisition Proposals.....................................................   6
  Termination of the Merger Agreement.......................................   7
  Interests of Certain Persons in the Merger................................   7
  Certain Federal Income Tax Considerations.................................   8
  Accounting Treatment......................................................   8
  Appraisal Rights..........................................................   8
  Comparative Stock Price Information.......................................   9
  Selected Historical Financial Data........................................   9
  Selected Pro Forma Combined Financial Data................................  10
COMPARATIVE PER SHARE INFORMATION...........................................  12
INTRODUCTION................................................................  13
  General...................................................................  13
  Parties to the Merger.....................................................  13
THE SPECIAL MEETING.........................................................  14
  General...................................................................  14
  Votes Required............................................................  15
  Recommendation of Viagene Board of Directors..............................  16
THE MERGER..................................................................  16
  Background of and Reasons for the Merger..................................  16
  Opinion of Financial Advisor..............................................  22
  Basis for Converting Viagene Common Stock.................................  26
  Election Procedures; Proration............................................  26
  Fractional Shares.........................................................  28
  Effective Time............................................................  28
  Procedures for Exchange of Certificates...................................  28
  Transfer of Viagene Common Stock..........................................  29
  Conditions to Consummation of the Merger..................................  29
  Regulatory Approvals......................................................  30
  Interim Operations of Viagene.............................................  30

  Acquisition Proposals....................................................  30
  Termination; Termination Fee; Amendment and Waiver.......................  31
  Interests of Certain Persons in the Merger...............................  32
  Effect on Viagene Employee Benefit Plans.................................  33
  Certain Federal Income Tax Considerations................................  34
  Accounting Treatment.....................................................  36
  Expenses.................................................................  36
CERTAIN RELATED TRANSACTIONS...............................................  36
  The Stockholders' Agreement..............................................  36
  Resales of Merger Shares; Affiliate Agreements...........................  36
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS................  37
DESCRIPTION OF CHIRON CAPITAL STOCK........................................  43
  Description of Chiron Common Stock.......................................  43
  Description of Chiron Preferred Stock....................................  43
  Certain Charter Provisions; Rights Plan..................................  43
  Certain Rights of Ciba...................................................  45
  Section 203 of the DGCL..................................................  46
  Limitation on Directors' and Officers' Liability.........................  46
APPRAISAL RIGHTS...........................................................  46
COMPARISON OF CERTAIN PROVISIONS OF THE CERTIFICATES OF INCORPORATION AND
 BYLAWS OF CHIRON AND VIAGENE..............................................  48
  Authorized Capital.......................................................  48
  Directors................................................................  49
  Voting Rights; Action by Written Consent.................................  49
  Call of Special Meetings.................................................  49
  Advance Notice of Stockholder Proposals..................................  50
  Amendments of Bylaws.....................................................  50
LEGAL MATTERS..............................................................  50
EXPERTS....................................................................  50
VIAGENE STOCKHOLDER PROPOSALS..............................................  51
APPENDICES
  Appendix A: Agreement and Plan of Merger................................. A-1
  Appendix B: Delaware General Corporation Law, Section 262................ B-1
  Appendix C: Opinion of Alex. Brown & Sons Incorporated................... C-1

                                    SUMMARY

  The following summary is not intended to be a complete description of all material facts regarding Chiron, Viagene and the matters to be considered at the Special Meeting and is qualified in all respects by the information appearing elsewhere or incorporated by reference in this Proxy Statement-Prospectus, the Appendices hereto and the documents referred to herein.

  Capitalized terms used but not defined in this Summary have the meanings given to them elsewhere in this Proxy Statement-Prospectus.

PARTIES TO THE MERGER
  Chiron. Chiron applies biotechnology and other techniques of modern biology and chemistry to develop products intended to improve the quality of life by diagnosing, preventing and treating human disease with a goal of reducing overall healthcare costs. Chiron is a diversified company that participates in the global healthcare industry in several markets based on core technologies in infectious disease, cancer and critical care. Its businesses include Chiron Diagnostics, Chiron Biocine, Chiron Therapeutics, Chiron Vision and Chiron Technologies. Chiron Diagnostics, which includes Ciba Corning Diagnostics Corp. ("CCD"), develops and markets automated immunodiagnostic systems, critical blood analytes and quantitative branched DNA ("bDNA") probe tests for human immunodeficiency virus ("HIV"), hepatitis C virus ("HCV") and hepatitis B virus ("HBV"). Chiron also has built a joint business in the immunodiagnostic market with Ortho Diagnostic Systems, Inc. ("Ortho"), a Johnson & Johnson company, based largely on sales of tests used to screen blood for the potential presence of HCV, which has been identified as a major cause of serious liver disease throughout the world. Chiron Therapeutics is Chiron's hospital-based direct-selling business in the United States and Europe and markets products for use principally by oncologists, primarily Proleukin(R) (aldesleukin) (or "IL-2") for metastatic kidney cancer. Chiron also manufactures Betaseron(R) (Interferon beta-1b) for relapsing-remitting multiple sclerosis. Chiron Biocine develops and markets novel adult and pediatric vaccines, including new vaccines under development for genital herpes, HCV, cytomegalovirus ("CMV") and HIV and a genetically engineered acellular pertussis vaccine on the market in Italy and in clinical trials in the United States and Europe. Chiron Vision develops and markets ophthalmic surgical products including instruments and devices used for the surgical correction of vision and an intraocular implant to deliver drugs into the eye. Chiron Technologies manages development of new technologies from the company's research including a new generation of chemical therapeutics being developed through advanced techniques of drug design and discovery and a program in gene therapy.

  In November 1994, Chiron entered into certain agreements with Ciba-Geigy Limited, a corporation organized under the laws of Switzerland, and certain of its affiliates (collectively, "Ciba") pursuant to which Ciba and Chiron formed a strategic alliance in the area of biotechnology and other new technologies in the field of human healthcare. Pursuant to these agreements, in January 1995, Ciba acquired approximately 49.5 percent of the outstanding Chiron Common Stock, in part through a tender offer for approximately 11.9 million shares of Chiron Common Stock. In addition, Chiron issued 6.6 million shares and paid $24 million in cash in exchange for all of the outstanding shares of common stock of CCD and Ciba's interests in The Biocine Company and JV Vax B.V. (of which Biocine S.p.A. is the primary operating subsidiary). Chiron and Ciba have also agreed, among other things, that Ciba will fund research and development programs at Chiron in the amount of up to $250 million (or, under certain circumstances, $300 million) through 1999, and that, at Chiron's request, from time to time through 2005, Ciba will subscribe for up to $500 million in additional shares of Chiron Common Stock. However, the specific programs to be funded are subject to Ciba's approval. In the event Chiron utilizes this research funding arrangement, Chiron will be obligated to offer to Ciba the opportunity to share in the market opportunities of any resulting products. In addition, Ciba and Chiron have agreed that, so long as Ciba owns equity securities representing at least 30 percent of the aggregate number of votes entitled to be voted in an election of directors of Chiron by all outstanding voting stock, Ciba will, if certain exercise conditions exist, have the right to purchase newly-issued shares of Chiron Common Stock (initially, up to a percentage of voting power equal to 49.9% or, under certain circumstances, a higher percentage as provided pursuant to such agreement). Ciba has also agreed to guarantee a $425 million credit facility for Chiron. In addition, Ciba and Chiron have entered into an agreement relating to the formation of potential future research and development collaborations, the marketing and manufacturing of bio-pharmaceutical and certain other pharmaceutical products and the potential sharing of technologies.

  Chiron was incorporated in California in 1981 and reincorporated in Delaware in 1987. Its corporate headquarters are located at 4560 Horton Street, Emeryville, California 94608-2916, and its telephone number at that address is
(510) 655-8730.

  Viagene. Viagene is a biotechnology company pursuing the discovery, development and commercialization of gene transfer drugs for the treatment of severe viral infections, cancers and other diseases. Viagene was founded in February 1987 and was among the first biotechnology companies to enter the field of gene therapy. Viagene was incorporated in Delaware in 1987. Its corporate headquarters are located at 11055 Roselle Street, San Diego, California 92121, and its telephone number at that address is (619) 452-1288.

  Merger Sub. Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Chiron formed to effect the Merger. Merger Sub's principal executive offices are located at 4560 Horton Street, Emeryville, California 94608-2916, and its telephone number at that address is (510) 655-8730.

SPECIAL MEETING OF STOCKHOLDERS

  The Special Meeting will be held at 10:00 a.m. (Pacific Daylight Time) on September 19, 1995 at the offices of Viagene, 11055 Roselle Street, San Diego, California. Only Viagene stockholders of record at the close of business on the Record Date (August 14, 1995) will be entitled to vote at the Special Meeting. The purpose of the Special Meeting is to consider and vote upon a proposal to approve and adopt the Merger Agreement and the Merger. See "The Special Meeting."

VOTES REQUIRED

  The affirmative vote of the holders of a majority of the shares of Viagene Common Stock outstanding on the Record Date is required to approve and adopt the Merger Agreement and the Merger. As of the Record Date, there were 11,316,653 shares of Viagene Common Stock outstanding and entitled to be voted at the Special Meeting.

  Pursuant to a Stockholders' Agreement dated as of April 23, 1995 (the "Stockholders' Agreement"), certain stockholders of Viagene, together holding an aggregate of 3,497,575 shares of Viagene Common Stock, or 30.9 percent of the shares of Viagene Common Stock outstanding on the Record Date, have agreed to vote their shares in favor of the Merger Agreement and the Merger. See "Certain Related Transactions--The Stockholders' Agreement."

  As of the Record Date, Chiron owned of record 1,955,556 shares of Viagene Common Stock, or approximately 17.3 percent of the outstanding shares of Viagene Common Stock. Chiron intends to vote such shares in favor of the Merger Agreement and the Merger. The directors and executive officers of Viagene beneficially owned, as of the Record Date, 2,728,656 shares, or approximately
24.1 percent, of the outstanding shares of Viagene Common Stock.

THE MERGER

  General. Upon consummation of the Merger, Viagene will merge with and into Merger Sub, Merger Sub will be the surviving corporation in the Merger (the "Surviving Corporation") and change its name to Viagene, Inc., and the separate corporate existence of Viagene will cease.

  Basis for Converting Viagene Common Stock. Subject to allocation and proration as described below, at the Effective Time (as defined below), each share of Viagene Common Stock issued and outstanding immediately prior to the Effective Time (other than shares owned by Chiron, Merger Sub or any other direct or indirect subsidiary of Chiron, and Dissenting Shares) will be converted into, and become exchangeable for, (i) $9.00 in cash (the "Cash Consideration") or (ii) 0.155 shares of Chiron Common Stock (as it may be increased in certain circumstances at Chiron's option, as described below, the "Stock Consideration," and, together with the Cash Consideration, the "Merger Consideration"). It is a condition to consummation of the Merger that opinions be obtained from Pillsbury Madison & Sutro and Sullivan & Cromwell with respect to certain tax consequences of the Merger (see "The Merger--Conditions to Consummation of the Merger" and "-- Certain Federal Income Tax Considerations"). In the event that such conditions are not fulfilled or waived, the Merger Agreement provides that Chiron, at its option, may increase the Stock Consideration on a pro rata basis to the extent necessary to permit such conditions to be fulfilled. See "The Merger--Basis for Converting Viagene Common Stock." Fractional shares of Chiron Common Stock will not be issued in connection with the Merger. A holder of Viagene Common Stock otherwise entitled to receive a fractional share of Chiron Common Stock will be paid cash in lieu of such fractional share. See "The Merger--Fractional Shares."

  Election Procedures. Subject to allocation and proration as described below, each record holder of shares of Viagene Common Stock (other than shares of Viagene Common Stock owned by Chiron, Merger Sub or any other direct or indirect subsidiary of Chiron, and Dissenting Shares) issued and outstanding immediately prior to the Election Deadline (as defined below) will be entitled to elect to receive in respect of each such share (i) Cash Consideration (a "Cash Election") or (ii) Stock Consideration (a "Stock Election") or to indicate that such record holder has no preference as to receipt of Cash Consideration or Stock Consideration for such shares (a "Non-Election"). Shares in respect of which a Non-Election is made (collectively, "Non-Election Shares") may be deemed by Chiron, in its sole discretion, to be shares in respect of which Cash Elections or Stock Elections have been made. All such elections are to be made on a form of election (the "Form of Election") to be mailed to Viagene stockholders of record as of the Record Date. Persons who become stockholders of Viagene after the Record Date may obtain copies of the Form of Election upon request from Continental Stock Transfer & Trust Company (the "Exchange Agent") either in writing to Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004 or by telephone at (212) 509-4000, extension 227. To be effective, a Form of Election must be (i) properly completed, signed and submitted to the Exchange Agent at 2 Broadway, New York, New York 10004 by 5:00 p.m., Eastern Daylight Time, on the business day that is two trading days prior to the Effective Time (which date will be publicly announced by Chiron as soon as practicable but in no event less than five trading days prior to the Effective Time) (the "Election Deadline") and (ii) accompanied by the certificates representing the shares of Viagene Common Stock as to which the election is being made (or by an appropriate guarantee of delivery of such certificates by a commercial bank or trust company in the United States or a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., provided such certificates are in fact delivered to the Exchange Agent within eight trading days after the date of execution of such guarantee of delivery (a "Guaranteed Delivery")). Should Chiron exercise its option to increase the number of shares to preserve the tax-free reorganization status of the Merger, Viagene will mail a supplemental Proxy Statement-Prospectus to stockholders describing the exercise of the option and providing information regarding the new Election Deadline. Chiron will issue a press release regarding the exercise of the option no later than the date of the mailing of the supplemental Proxy Statement-Prospectus describing the election to issue additional shares and stating the new Election Deadline. Holders of record of shares of Viagene Common Stock who hold such shares as nominees, trustees or in other such representative capacities may submit multiple Forms of Election. Chiron will determine, in its sole and absolute discretion, which authority it may delegate in whole or in part to the Exchange Agent, whether Forms of Election have been properly completed, signed and submitted or revoked. The decision of Chiron (or the Exchange Agent, as the case may be) in such matters will be conclusive and binding. Neither Chiron nor the Exchange Agent will be under any obligation to notify any person of any defect in a Form of Election submitted to the Exchange Agent. A HOLDER OF SHARES OF VIAGENE COMMON STOCK THAT DOES NOT SUBMIT AN EFFECTIVE FORM OF ELECTION PRIOR TO THE ELECTION DEADLINE WILL BE DEEMED TO HAVE MADE A NON-ELECTION.

  If any holder of shares of Viagene Common Stock who demands appraisal of his or her shares fails to perfect, or effectively withdraws or loses, his or her right to appraisal, as provided in the Delaware General Corporation Law (the "DGCL"), the shares of Viagene Common Stock of such stockholder will be deemed to be Non-Election Shares in accordance with the Merger Agreement. See "Appraisal Rights."

  An election may be revoked, but only by written notice received by the Exchange Agent prior to the Election Deadline. Any certificates representing shares of Viagene Common Stock that have been submitted to the Exchange Agent in connection with an election will be returned without charge to the holder thereof in the event such election is revoked and such holder requests in writing the return of such certificates. Upon any such revocation, unless a duly completed Form of Election is thereafter submitted, such shares of Viagene Common Stock will be deemed to be Non-Election Shares.

  The Effective Time is currently expected to occur on or about September 29, 1995. Accordingly, Viagene stockholders are urged to deliver a properly completed Form of Election together with the applicable stock certificates (or provide for Guaranteed Delivery) to the Exchange Agent no later than 5:00 p.m., Eastern Daylight Time, on September 15, 1995 in order to ensure that their Forms of Election will be received prior to the Election Deadline.

  IN MAKING A STOCK ELECTION OR A CASH ELECTION, VIAGENE STOCKHOLDERS SHOULD CONSIDER THAT BECAUSE THE STOCK CONSIDERATION HAS BEEN FIXED AT 0.155 SHARES OF CHIRON COMMON STOCK FOR EACH SHARE OF VIAGENE COMMON STOCK, AND BECAUSE THE MARKET PRICE OF CHIRON COMMON STOCK IS SUBJECT TO FLUCTUATION, THE MARKET VALUE OF THE SHARES OF CHIRON COMMON STOCK THAT HOLDERS OF VIAGENE COMMON STOCK MAY RECEIVE IN THE MERGER FOR EACH SHARE OF VIAGENE COMMON STOCK MAY BE LESS THAN, EQUAL TO, OR GREATER THAN THE CASH CONSIDERATION OF $9.00. IN ADDITION, BECAUSE OF SUCH FLUCTUATIONS IN THE MARKET VALUE OF CHIRON COMMON STOCK, THE MARKET VALUE OF THE SHARES OF CHIRON COMMON STOCK THAT HOLDERS OF VIAGENE COMMON STOCK MAY RECEIVE IN THE MERGER MAY INCREASE OR DECREASE FOLLOWING THE EFFECTIVE TIME. VIAGENE STOCKHOLDERS ARE ALSO URGED TO CONSIDER THE DIFFERING FEDERAL INCOME TAX CONSEQUENCES IN MAKING THEIR ELECTION, AS DISCUSSED BELOW.

  AN ELECTION TO RECEIVE STOCK CONSIDERATION OR CASH CONSIDERATION MAY NOT BE HONORED WITH RESPECT TO ALL SHARES OF VIAGENE COMMON STOCK HELD BY A VIAGENE STOCKHOLDER DUE TO THE PRORATION PROVISIONS OF THE MERGER AGREEMENT, AS DISCUSSED BELOW. ACCORDINGLY, VIAGENE STOCKHOLDERS MAY NOT RECEIVE ANY OR ALL OF THE MERGER CONSIDERATION IN THE FORM REQUESTED.

  Proration. The maximum number of shares of Viagene Common Stock (the "Cash Election Number") to be converted into the right to receive Cash Consideration in the Merger will be equal to the product of (i) 0.40 times (ii) the total number of shares of Viagene Common Stock (other than shares owned by Chiron, Merger Sub or any other direct or indirect subsidiary of Chiron) outstanding at the Effective Time. The number of shares of Viagene Common Stock to be converted into the right to receive Stock Consideration in the Merger (the "Stock Election Number") will be equal to the number of shares of Viagene Common Stock issued and outstanding immediately prior to the Effective Time less the sum of (i) the Cash Election Number plus (ii) the number of shares of Viagene Common Stock held by Chiron, Merger Sub or any other direct or indirect subsidiary of Chiron plus (iii) the number of Dissenting Shares.

  In the event that the aggregate number of shares of Viagene Common Stock in respect of which Cash Elections have been made ("Cash Election Shares") exceeds the Cash Election Number, all shares of Viagene Common Stock in respect of which Stock Elections have been made ("Stock Election Shares") and all Non-Election Shares in respect of which Stock Elections are deemed to have been made, will be converted into the right to receive Stock Consideration, and all Cash Election Shares will be converted into the right to receive Stock Consideration or Cash Consideration as follows: (i) Cash Election Shares will be deemed converted to Stock Election Shares, on a pro rata basis for each record holder of shares of Viagene Common Stock with respect to those shares of Viagene Common Stock, if any, of such record holder that are Cash Election Shares, so that the number of Cash Election Shares so converted, when added to the other Stock Election Shares and Non-Election Shares in respect of which Stock Elections are deemed to have been made, will equal as closely as practicable the Stock Election Number, and all such Cash Election Shares so converted will be converted into the right to receive Stock Consideration (and cash in lieu of fractional shares) and (ii) any remaining Cash Election Shares will be converted into the right to receive Cash Consideration.

  In the event that the aggregate number of Stock Election Shares exceeds the Stock Election Number, all Cash Election Shares and all Non-Election Shares in respect of which Cash Elections are deemed to have been made will be converted into the right to receive Cash Consideration, and all Stock Election Shares will be converted into the right to receive Stock Consideration or Cash Consideration in the following manner: (i) Stock Election Shares will be deemed converted into Cash Election Shares, on a pro rata basis for each record holder of shares of Viagene Common Stock with respect to those shares of Viagene Common Stock, if any, of such record holder that are Stock Election Shares, so that the number of Stock Election Shares so converted, when added to the other Cash Election Shares and Non-Election Shares in respect of which Cash Elections are deemed to have been made, will equal as closely as practicable the Cash Election Number, and all such shares of Viagene Common Stock so converted will be converted into the right to receive Cash Consideration and (ii) the remaining Stock Election Shares will be converted into the right to receive Stock Consideration (and cash in lieu of fractional shares).

  The number of Cash Election Shares or Stock Election Shares cannot be determined until the Effective Time. However, the following table demonstrates the impact of the pro rata adjustments should an excess Cash Election or Stock Election occur.

                                                                      STOCK
                                                                    ELECTION
                                                    CASH ELECTION SHARES EXCEED
                                                    SHARES EXCEED     STOCK
                                                    CASH ELECTION   ELECTION
          NUMBER OF VIAGENE COMMON SHARES              NUMBER        NUMBER
          -------------------------------           ------------- -------------
Outstanding Shares of Viagene Common
 Stock on August 14, 1995 (1).....................    9,361,097     9,361,097
Cash Election Number (2)..........................    3,744,439     3,744,439
Cash Election Shares (3)..........................    5,000,000     2,361,097
Stock Election Number (4).........................    5,616,657     5,616,657
Stock Election Shares (5).........................    4,361,097     7,000,000
Cash Election Shares Converted to Stock Election
 Shares--Number/Percentage (6)....................  1,255,561/25%      --
Stock Election Shares Converted to Cash Election
 Shares--Number/Percentage (7)....................       --       1,383,343/20%

--------

(1) Excludes shares of Viagene Common Stock held by Chiron, Merger Sub or any other direct or indirect subsidiary of Chiron.

(2) Calculated as 0.40 times 9,361,097.

(3) Represents the number of shares of Viagene Common Stock as to which Cash Elections are made, prior to any conversion of Cash Election Shares to Stock Election Shares pursuant to the Merger Agreement.

(4) Calculated as 9,361,097 minus the Cash Election Number and assuming there are no Dissenting Shares.

(5) Represents the number of shares of Viagene Common Stock as to which Stock Elections are made, prior to any conversion of Stock Election Shares to Cash Election Shares pursuant to the Merger Agreement.

(6) Approximately 25% (i.e., 1,255,561/5,000,000) of the Cash Election Shares of each Viagene Stockholder will be converted to Stock Election Shares.

(7) Approximately 20% (i.e., 1,383,343/7,000,000) of the Stock Election Shares of each Viagene Stockholder will be converted to Cash Election Shares.

  The foregoing is for illustrative purposes only and is not intended to indicate the actual number of shares of Viagene Common Stock that will be outstanding at the Effective Time or the number of Stock Election Shares, Cash Election Shares or Stock Election Shares that will be converted into Cash Election Shares, each of which will depend on numerous factors and may be larger or smaller than the numbers assumed.

REASONS FOR THE MERGER; RECOMMENDATION OF VIAGENE BOARD OF DIRECTORS

  The Viagene Board of Directors (the "Viagene Board") has approved the Merger Agreement and has determined that the Merger is in the best interests of Viagene and its stockholders. THE VIAGENE BOARD THEREFORE RECOMMENDS THAT VIAGENE'S STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER. The recommendation of the Viagene Board is based on a number of factors discussed in this Proxy Statement-Prospectus. See "The Special Meeting--Recommendation of Viagene Board of Directors" and "The Merger-- Background of and Reasons for the Merger." For information on the interests of certain officers and directors of Viagene in the Merger, see "The Merger-- Interests of Certain Persons in the Merger."
OPINION OF FINANCIAL ADVISOR

  Alex. Brown & Sons Incorporated ("Alex. Brown") has served as financial advisor to Viagene in connection with the Merger and has delivered an opinion to the Viagene Board that, as of August 15, 1995 and subject to certain assumptions, factors and limitations set forth in such opinion, the consideration to be received by Viagene stockholders in the Merger was fair to such stockholders from a financial point of view. See "The Merger--Opinion of Financial Advisor." The full text of the opinion of Alex. Brown dated August 15, 1995 which sets forth, among other things, the assumptions made, matters considered and limitations of the review undertaken, is attached as Appendix C to this Proxy Statement-Prospectus.
EFFECTIVE TIME

  The Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware (the "Effective Time"). If the Merger is approved by the stockholders of Viagene, subject to certain conditions described herein, the Effective Time currently is expected to occur on or about September 29, 1995.
PROCEDURES FOR EXCHANGE OF CERTIFICATES


  Viagene stockholders who wish to submit a Form of Election should deliver their stock certificates (or provide for Guaranteed Delivery) together with such Form of Election to the Exchange Agent. Stock certificates should not be sent to Viagene or Chiron. If a stockholder does not submit such stockholder's stock certificates with a properly completed Form of Election (or provide for, and comply with the requirements of, Guaranteed Delivery), then, promptly after the Effective Time, a letter of transmittal and instructions for surrendering stock certificates will be mailed to each such stockholder for use in exchanging such stockholder's stock certificates for certificates evidencing Chiron Common Stock or cash, including cash in lieu of fractional shares.

  As of the Effective Time, Chiron will deposit or cause to be deposited with the Exchange Agent the applicable amounts of Chiron Common Stock and cash that constitute the Merger Consideration. Because the Election Deadline is the business day that is two trading days prior to the Effective Time and a Guaranteed Delivery permits the delivery of stock certificates within eight trading days after the execution of the applicable notice of guaranteed delivery, the Merger Consideration will not be distributed until at least six trading days after the Effective Time.

CONDITIONS

  Consummation of the Merger is subject to various conditions, any or all of which may be waived in whole or in part by Chiron or Viagene, as the case may be, to the extent permitted by applicable law. Such conditions include, among others: (i) receipt of the stockholder approval solicited hereby, (ii) expiration or termination of the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (iii) effectiveness of the Registration Statement of which this Proxy Statement-Prospectus forms a part, (iv) the condition that the number of Dissenting Shares shall not exceed 5 percent of the total number of outstanding shares of Viagene Common Stock, and (v) receipt by each of Chiron and Viagene of an opinion of its respective counsel with respect to certain tax consequences of the Merger. See "The Merger--Conditions to Consummation of the Merger."

REGULATORY APPROVALS

  Under the HSR Act and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions, including the Merger, may not be consummated unless certain waiting period requirements have been satisfied. On June 23, 1995, the Notification and Report Forms required pursuant to the HSR Act were filed by Chiron and Viagene with the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC for review in connection with the Merger. The applicable waiting period expired at 11:59 p.m., Eastern Daylight Time, on July 23, 1995.

  Neither Chiron nor Viagene is aware of any other material governmental or regulatory approvals required for consummation of the Merger.

ACQUISITION PROPOSALS

  Pursuant to the Merger Agreement, Viagene has agreed that it will not (and it will use its best efforts to cause its officers, directors, employees, representatives and agents not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group concerning any merger, tender offer or exchange offer involving Viagene or the sale of all or a significant portion of the assets, or the sale of shares of capital stock or debt securities of Viagene, or any similar transaction involving Viagene (collectively, an "Acquisition Proposal"). Viagene has also agreed that it would immediately cease any existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing. Notwithstanding the foregoing, the Merger Agreement provides that Viagene may (i) furnish information concerning its business, properties or assets pursuant to appropriate confidentiality agreements in response to an unsolicited request after the date of the Merger Agreement and (ii) negotiate and participate in discussions and negotiations with any entity or group concerning an Acquisition Proposal if such entity or group has submitted a bona fide written proposal to the Viagene Board relating to any such transaction which the Viagene Board determines represents a Superior Proposal if, in the opinion of the Viagene Board, after receipt of advice from outside legal counsel to Viagene, the failure to engage in such discussions or negotiations would cause the Viagene Board to violate its fiduciary duties to Viagene's stockholders under applicable law. A "Superior Proposal" is defined as any bona fide Acquisition Proposal to merge with Viagene or to acquire, directly or indirectly, a material equity interest in or a significant amount of voting securities or assets of Viagene for consideration consisting of cash and/or securities, and otherwise on terms which the Viagene Board determines in its good faith reasonable judgment (based on the advice of a financial advisor of nationally recognized reputation) to provide greater aggregate value to Viagene's stockholders than the Merger. See "The Merger--Acquisition Proposals."

TERMINATION OF THE MERGER AGREEMENT

  The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval and adoption by the stockholders of Viagene, (a) by the mutual consent of the Boards of Directors of Chiron and Viagene, (b) by either Chiron or Viagene (i) if any court or other governmental entity of competent jurisdiction in the United States shall have issued, enacted, promulgated, enforced or entered an order, statute, decree, ruling or regulation or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, statute, decree, ruling, regulation or other action shall have become final and nonappealable or (ii) if the Merger shall not have been consummated by October 31, 1995 (or, in the event that the only condition not satisfied is expiration or termination of the applicable waiting period under the HSR Act, December 31, 1995), (c) by Viagene
(i) if there should be any material breach of Chiron's representations, warranties or covenants contained in the Merger Agreement, which breach shall not be cured within ten days of written notice thereof or (ii) to allow Viagene to enter into an agreement which the Viagene Board determines to be a Superior Proposal, (d) by Chiron if the Viagene Board shall have (i) withdrawn or modified, or proposed to withdraw or modify, in a manner adverse to Chiron, its approval or recommendation of the Merger Agreement or the Merger, (ii) solicited, approved or recommended, or proposed to solicit, approve or recommend, any Acquisition Proposal or (iii) approved or authorized Viagene's entering into any agreement with respect to any

Acquisition Proposal or (e) by Chiron if Viagene fails to comply in any material respect with the covenants contained in the Merger Agreement.

  Viagene has agreed to pay to Chiron in cash a termination fee of $2,000,000 under certain circumstances, including if the Merger Agreement has been terminated for the reasons described in clauses (c)(ii) or (d) of the preceding paragraph, if any entity or group shall have become the beneficial owner of 20 percent or more of the outstanding shares of Viagene Common Stock or if the Viagene stockholders shall have failed to vote in favor of the Merger.

  See "The Merger--Termination; Termination Fee; Amendment and Waiver."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Certain members of Viagene's management and the Viagene Board have interests in the Merger in addition to their interests, if any, as stockholders of Viagene generally. These include interests pertaining to Executive Compensation Agreements between Viagene and certain officers of Viagene providing for severance payments upon resignation or termination following the Merger, the acceleration of vesting of stock options held by members of management and certain provisions in the Merger Agreement providing for indemnification of Viagene directors, officers and employees. See "The Merger--Interests of Certain Persons in the Merger."

  As of August 14, 1995, Chiron and certain stockholders of Viagene holding in the aggregate 30.9 percent of the outstanding shares of Viagene Common Stock have executed and delivered the Stockholders' Agreement pursuant to which each of such stockholders has granted to Chiron an option to purchase the shares held by such stockholder for consideration consisting of $3.60 in cash per share of Viagene Common Stock (which represents 40 percent of the Cash Consideration of $9.00) and 0.093 shares of Chiron Common Stock per share of Viagene Common Stock (which represents 60 percent of the Stock Consideration of
0.155 shares), subject to termination of the Merger Agreement pursuant to its terms and certain other conditions.

  Pursuant to the Stockholders' Agreement, the stockholders that are parties thereto have also agreed to vote their shares in favor of the Merger and grant Chiron an irrevocable proxy in connection therewith.

  See "Certain Related Transactions--The Stockholders' Agreement."

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  It is intended that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and, accordingly, for federal income tax purposes no gain or loss will be recognized by either Viagene or Chiron as a result of the Merger. Consummation of the Merger is conditioned upon receipt by Chiron of an opinion of Sullivan & Cromwell, special counsel for Chiron, and receipt by Viagene of an opinion by Pillsbury Madison & Sutro, counsel for Viagene, substantially to this effect. A citizen or resident of the United States or a domestic corporation (a "U.S. Holder") who holds Viagene Common Stock and exchanges such stock solely for cash generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder's adjusted tax basis in the Viagene Common Stock. A U.S. Holder of Viagene Common Stock, who, pursuant to the Merger, exchanges such U.S. Holder's Viagene Common Stock solely for Chiron Common Stock will not recognize any gain or loss upon such exchange, except to the extent of cash received in lieu of fractional shares. A U.S. Holder of Viagene Common Stock who, pursuant to the Merger, exchanges such U.S. Holder's Viagene Common Stock for a combination of Chiron Common Stock and cash will realize gain or loss equal to the difference between the fair market value of the Chiron Common Stock, plus the amount of cash received, and the U.S. Holder's adjusted tax basis in the Viagene Common Stock surrendered therefor. Such U.S. Holder's gain, if any, will be recognized, however, only to the extent of the cash received by such U.S. Holder; any loss will not be recognized. For purposes of determining the character of any such recognized gain, such U.S. Holder will be treated as having received only Chiron Common Stock in exchange for such U.S. Holder's Viagene Common Stock, and, immediately thereafter, having such Chiron Common Stock redeemed to the extent of the cash actually received by such U.S. Holder. Under Section 302 of the Internal Revenue Code of 1986, as amended (the "Code"), any recognized gain will be capital gain if, after giving effect to the constructive ownership rules of the Code, such deemed redemption is "substantially disproportionate" with respect to such U.S. Holder or is "not essentially equivalent to a dividend." For a discussion of these and other Federal income tax considerations in connection with the Merger, see "the Merger--Certain Federal Income Tax Considerations."

ACCOUNTING TREATMENT

  If the Merger is consummated, Chiron intends to account for the Merger under the purchase method of accounting.

APPRAISAL RIGHTS

  In connection with the Merger, a holder of shares of Viagene Common Stock will be entitled to demand appraisal rights in respect of such shares of Viagene Common Stock subject to satisfaction by such stockholder of the conditions for appraisal rights established by Section 262 of the DGCL. Section 262 of the DGCL is set forth in full in Appendix B hereto. See "Appraisal Rights." It is a condition to consummation of the Merger that the number of Dissenting Shares shall not exceed 5 percent of the total number of outstanding shares of Viagene Common Stock. See "The Merger--Conditions to Consummation of the Merger."

COMPARATIVE STOCK PRICE INFORMATION

  Viagene Common Stock and Chiron Common Stock are included for quotation in the Nasdaq National Market (symbols: VIGN and CHIR, respectively). The following table sets forth the quarterly high and low closing sales prices of shares of Viagene and Chiron Common Stock as reported in the Nasdaq National Market, during the first three quarters of 1995 through August 14, 1995, and on a quarterly basis for the two years ended December 31, 1994 and 1993:

                                   1995                        1994                            1993
                          ----------------------- ------------------------------- -------------------------------
                           THIRD  SECOND   FIRST  FOURTH   THIRD  SECOND   FIRST  FOURTH   THIRD  SECOND   FIRST
                          QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER
                          ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Viagene
 High...................  11 3/4   9 1/2   7 1/8   4       4 9/16  8 7/8  10 1/4   9 5/8     --      --      --
 Low....................   9 1/4   5 3/8   3 3/4   3 3/8   3 5/8   4 1/2   8 5/8   8 7/8     --      --      --
Chiron
 High...................  89 1/2  67 3/4  80 3/8  80 1/2  73 5/16 69 1/4  95 1/8  85 1/2  74 7/8  64 1/4     58
 Low....................  63 1/2  48 1/2  53 1/2  57 3/4  51 7/8  54 1/2  65 3/4  75 3/4  58 3/8  41 1/8  45 5/8

  On April 21, 1995, the last full trading day prior to public announcement of execution of the Merger Agreement, the closing sales prices per share reported on the Nasdaq National Market for Viagene Common Stock and Chiron Common Stock were $5.375 and $56.50, respectively. On August 14, 1995, the closing sales prices per share reported on the Nasdaq National Market for Viagene Common Stock and Chiron Common Stock were $11.75 and $88.50, respectively.

SELECTED HISTORICAL FINANCIAL DATA

 Chiron

  The following table sets forth selected consolidated financial data of Chiron and its subsidiaries as of and for each of the five years in the period ended December 31, 1994, and as of and for the six-month period ended June 30, 1995 and for the six-month period ended June 30, 1994. The following selected consolidated financial data for Chiron and its subsidiaries as of and for each of the five years in the period ended December 31, 1994 are derived from Chiron's audited consolidated financial statements. The following selected financial data as of and for the six-month period ended June 30, 1995 and for the six-month period ended June 30, 1994 are derived from unaudited financial statements and include, in the opinion of management, all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial condition and results of operations for such periods. This data should be read in conjunction with the consolidated financial statements and notes thereto of Chiron and its subsidiaries incorporated by reference in this Proxy Statement-Prospectus.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                              SIX MONTHS
                            ENDED JUNE 30,                 YEAR ENDED DECEMBER 31,
                          -------------------- ---------------------------------------------------
                             1995       1994      1994       1993      1992      1991       1990
                          ----------  -------- ----------  --------  --------  ---------  --------
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
 Total revenues.........  $  499,997  $191,492 $  453,979  $317,535  $246,260  $ 141,498  $ 99,087
 Other income (expense),
  net...................      (3,499)      709    (10,403)    7,949     6,973     12,997     5,305
 Income (loss) before
  extraordinary item....    (384,949)    9,927     18,325    18,384   (92,595)  (444,650)    4,536
 Net income (loss)......    (384,949)    9,927     18,325    18,384   (99,252)  (444,650)    7,911
 Income (loss) per share
  before extraordinary
  item..................       (9.60)     0.29       0.53      0.55     (3.07)    (22.54)     0.26
 Net income (loss) per
  share.................       (9.60)     0.29       0.53      0.55     (3.29)    (22.54)     0.45
 Shares used in
  computing per share
  amounts...............      40,086    34,334     34,293    33,681    30,200     19,724    17,675
 Cash dividends paid....         --        --         --        --        --         --        --
                                                                DECEMBER 31,
                           JUNE 30,            ---------------------------------------------------
                             1995                 1994       1993      1992      1991       1990
                          ----------           ----------  --------  --------  ---------  --------
CONSOLIDATED BALANCE
 SHEET DATA:
 Working capital........  $  242,772           $  314,174  $256,419  $250,874  $ 486,826  $156,279
 Total assets...........   1,490,053            1,049,742   968,597   701,115    907,162   277,535
 Long term debt,
  excluding current
  portion...............     406,548              338,061   332,991   110,681    247,466   126,116
 Accumulated deficit....    (960,185)            (575,236) (593,561) (611,945)  (511,783)  (67,133)
 Stockholders' equity...     662,470              572,631   522,289   478,681    505,617   121,186

 Viagene

  The following table sets forth selected financial data of Viagene as of and for each of the five years in the period ended December 31, 1994, and as of and for the six-month period ended June 30, 1995 and for the six-month period ended June 30, 1994. The following selected financial data for Viagene as of and for each of the five years in the period ended December 31, 1994 are derived from Viagene's audited financial statements. The following selected financial data as of and for the six-month period ended June 30, 1995 and for the six-month period ended June 30, 1994 are derived from unaudited financial statements and include, in the opinion of management, all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial condition and results of operations for such periods. This data should be read in conjunction with the financial statements and notes thereto of Viagene incorporated by reference in this Proxy Statement-Prospectus.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                             SIX MONTHS
                           ENDED JUNE 30,            YEAR ENDED DECEMBER 31,
                          -----------------  --------------------------------------------
                            1995     1994      1994     1993     1992     1991     1990
                          --------  -------  --------  -------  -------  -------  -------
STATEMENT OF OPERATIONS
 DATA:
 Research and
  development revenue...  $ 5,762   $ 6,040  $ 12,895  $ 9,448  $ 8,400  $ 4,501  $   --
 Net loss...............   (9,358)   (3,934)  (10,912)  (5,685)  (3,093)  (1,950)  (4,040)
 Net loss per share.....    (0.84)    (0.36)    (0.99)   (0.80)   (0.49)   (0.37)   (1.00)
 Shares used in
  computing per share
  net loss..............   11,159    10,929    10,979    7,136    6,272    5,326    4,039
 Cash dividends declared
  per share.............      --        --        --       --       --       --       --
                                                           DECEMBER 31,
                          JUNE 30,           --------------------------------------------
                            1995               1994     1993     1992     1991     1990
                          --------           --------  -------  -------  -------  -------
BALANCE SHEET DATA:
 Cash and investments...  $20,976            $ 29,088  $38,350  $ 4,751  $ 3,661  $ 2,547
 Total assets...........   31,757              41,250   42,649    8,171    6,526    3,350
 Long-term portion of
  obligations under
  capital leases........    4,200               4,965      943      618      --       --
 Total stockholders'
  equity................   20,173              29,216   37,123    6,862    5,849    3,114

SELECTED PRO FORMA COMBINED FINANCIAL DATA

  The following tables set forth certain unaudited pro forma condensed combined financial information for Chiron after giving effect to the acquisition of Viagene, as if it had been consummated, with respect to statement of operations data, at the beginning of the periods presented, or, with respect to balance sheet data, as of the date presented. The Merger will be accounted for under the purchase method of accounting. The information presented is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, the unaudited pro forma condensed combined financial data and the notes thereto appearing elsewhere in this Proxy Statement-Prospectus and the separate historical financial statements and the notes thereto incorporated in this Proxy Statement-Prospectus by reference. The unaudited pro forma condensed combined financial data have been included for comparative purposes only and do not purport to be indicative of the results of operations or financial position which actually would have been obtained if the Merger had been effected at the beginning of the periods or as of the date indicated or of Chiron's future financial position or results of operations. See "Incorporation of Certain Documents by Reference," "--Selected Historical Financial Data," "Comparative Per Share Information" and "Unaudited Pro Forma Combined Condensed Financial Statements."

                                   PRO FORMA
                       AFTER GIVING EFFECT TO THE MERGER

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                      SIX MONTHS    YEAR ENDED
                                                         ENDED     DECEMBER 31,
                                                     JUNE 30, 1995     1994
                                                     ------------- ------------
                                                          (1)          (1)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Total revenues....................................  $   504,713    $968,568
  Other expense, net................................       (3,774)     (7,621)
  Income (loss) before nonrecurring charges.........     (394,695)     19,865
  Income (loss) before nonrecurring charges per
   share............................................        (9.61)       0.47
  Shares used in computing per share amounts........       41,061      41,868
                                                     JUNE 30, 1995
                                                     -------------
                                                          (1)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital...................................  $   223,502
  Total assets......................................    1,466,055
  Long-term debt, excluding current portion.........      410,748
  Accumulated deficit...............................   (1,082,802)
  Stockholders' equity..............................      623,632

--------

(1) The pro forma statement of operations data for the year ended December 31, 1994 also include the impact of the acquisition, which was effective January 1, 1995, from Ciba of CCD, and Ciba's interests in JV Vax B.V. and The Biocine Company in a transaction accounted for as a purchase. The pro forma statement of operations data for the year ended December 31, 1994 have been prepared assuming the acquisitions of Viagene, CCD, and Ciba's interests in JV Vax B.V. and The Biocine Company occurred as of January 1, 1994. The pro forma statement of operations data for the six months ended June 30, 1995 have been prepared assuming the acquisition of Viagene occurred as of January 1, 1995, and the pro forma balance sheet data have been prepared assuming the acquisition of Viagene occurred as of June 30, 1995. The financial positions and results of operations of CCD, The Biocine Company and JV Vax B.V. are included in Chiron's historical consolidated balance sheet and statement of operations as of and for the six months ended June 30, 1995, as the acquisition of these entities was effective as of January 1, 1995. Excluded from the Consolidated Statement of Operations Data are nonrecurring charges related to the write-off of acquired in-process technology from the Viagene acquisition of $122.6 million which is a loss of $2.93 per share for the year ended December 31, 1994 and a loss of $2.99 per share for the six months ended June 30, 1995.

                       COMPARATIVE PER SHARE INFORMATION
                                  (UNAUDITED)

  The following table sets forth for Chiron Common Stock and Viagene Common Stock certain historical, pro forma and pro forma equivalent per share financial information. The pro forma data do not purport to be indicative of the results of future operations or the results that would have occurred had the Merger been consummated at the beginning of the periods presented. The information presented herein should be read in conjunction with the historical financial information of Chiron and Viagene incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

                                         HISTORICAL
                                       ---------------  PRO FORMA  EQUIVALENT
PER SHARE                              CHIRON  VIAGENE  COMBINED  PRO FORMA(3)
---------                              ------  -------  --------- ------------
NET INCOME OR INCOME (LOSS) BEFORE
 NONRECURRING CHARGES (1)
  For the six months ended June 30,
   1995............................... $(9.60) $(0.84)   $(9.61)     $(1.49)
  For the year ended December 31,
   1994...............................   0.53   (0.99)     0.47        0.07
CASH DIVIDENDS
  For the six months ended June 30,
   1995............................... $  --   $  --     $  --       $  --
  For the year ended December 31,
   1994...............................    --      --        --          --
BOOK VALUE (2)
  As of June 30, 1995................. $16.47  $ 1.79    $15.14      $ 2.35

--------

(1) Net Income or Income (loss) before nonrecurring charges per share is based on weighted average shares outstanding during the relevant periods. Historical Chiron and Viagene amounts represent net income per share whereas the pro forma amounts represent income (loss) before nonrecurring charges per share. Excluded from Pro Forma Combined and Equivalent Pro Forma per share amounts is the write-off of acquired in-process technology of $122.6 million related to the Viagene acquisition as it represents a nonrecurring item. Pro Forma Combined per share amounts for this nonrecurring charge would be losses of $2.99 and $2.93 for the six months ended June 30, 1995 and for the year ended December 31, 1994, respectively. Equivalent Pro Forma per share amounts for this nonrecurring charge would be losses of $0.46 and $0.45 for the six months ended June 30, 1995 and for the year ended December 31, 1994, respectively. See "Summary--Selected Historical Financial Data."
(2) Book value per share is based on total period-end stockholders' equity and number of outstanding shares.
(3) Equivalent pro forma per share amounts are computed by multiplying the pro forma combined per share amounts by 0.155, which represents the number of shares of Chiron Common Stock to be received per share of Viagene Common Stock exchanged for Stock Consideration in the Merger.

                                 INTRODUCTION

GENERAL

  This Proxy Statement-Prospectus is being furnished to the holders of Viagene Common Stock in connection with the solicitation of proxies by the Viagene Board for use at the Special Meeting to be held at 10:00 a.m. (Pacific Daylight Time) on September 19, 1995 at the offices of Viagene, 11055 Roselle Street, San Diego, California, and at any adjournments or postponements thereof.

  At the Special Meeting, the stockholders of record of Viagene Common Stock as of the close of business on the Record Date (August 14, 1995), will consider and vote upon a proposal to approve and adopt the Merger Agreement and the Merger pursuant to which Viagene will merge with and into Merger Sub, a wholly-owned subsidiary of Chiron, with Merger Sub surviving the Merger. Upon consummation of the Merger, each outstanding share of Viagene Common Stock (other than the shares owned by Chiron, Merger Sub or any other direct or indirect subsidiary of Chiron, and Dissenting Shares) will be converted into, and become exchangeable for, Merger Consideration consisting of either
(i) Cash Consideration of $9.00 or (ii) Stock Consideration of 0.155 shares of Chiron Common Stock (which may be increased in certain circumstances at Chiron's option as described below). See "The Special Meeting." The Board of Directors of Chiron (the "Chiron Board") has approved the issuance of the Chiron Common Stock (the "Merger Shares") issuable upon consummation of the Merger. Approval of the stockholders of Chiron is not required for the issuance of the Merger Shares.

  This Proxy Statement-Prospectus also constitutes a prospectus of Chiron in respect of the Merger Shares.

PARTIES TO THE MERGER

  Chiron. Chiron applies biotechnology and other techniques of modern biology and chemistry to develop products intended to improve the quality of life by diagnosing, preventing and treating human disease with a goal of reducing overall healthcare costs. Chiron is a diversified company that participates in the global healthcare industry in several markets based on core technologies in infectious disease, cancer and critical care. Its businesses include Chiron Diagnostics, Chiron Biocine, Chiron Therapeutics, Chiron Vision and Chiron Technologies. Chiron Diagnostics, which includes CCD, develops and markets automated immunodiagnostic systems, critical blood analytes and quantitative branched DNA (bDNA) probe tests for human immunodeficiency virus (HIV), hepatitis C virus (HCV) and hepatitis B virus (HBV). Chiron also has built a joint business in the immunodiagnostic market with Ortho, a Johnson & Johnson company, based largely on sales of tests used to screen blood for the potential presence of HCV, which has been identified as a major cause of serious liver disease throughout the world. Chiron Therapeutics is Chiron's hospital-based direct-selling business in the United States and Europe and markets products for use principally by oncologists, primarily Proleukin(R) (aldesleukin) (or "IL-2") for metastatic kidney cancer. Chiron also manufactures Betaseron(R) (Interferon beta-1b) for relapsing-remitting multiple sclerosis. Chiron Biocine develops and markets novel adult and pediatric vaccines, including new vaccines under development for genital herpes, HCV, cytomegalovirus (CMV) and HIV and a genetically engineered acellular pertussis vaccine on the market in Italy and in clinical trials in the United States and Europe. Chiron Vision develops and markets ophthalmic surgical products including instruments and devices used for the surgical correction of vision and an intraocular implant to deliver drugs into the eye. Chiron Technologies manages development of new technologies from the company's research including a new generation of chemical therapeutics being developed through advanced techniques of drug design and discovery and a program in gene therapy.

  Chiron augments its own research and development efforts with collaborations with other companies, which in the field of gene therapy has included a program with Viagene as well as agreements with Ribozyme Pharmaceuticals, Inc., and Progenitor, Inc., a subsidiary of Interneuron Pharmaceuticals, Inc. Chiron is developing platelet-derived growth factor to treat topical wounds in collaboration with Johnson & Johnson. In cardiovascular disease, Chiron has begun a collaboration with Searle to develop tissue factor pathway inhibitor, a coagulation inhibitor with potential applications in thrombotic and inflammatory diseases, trauma and critical care. Chiron is a partner with Cephalon Corporation for the research, development and marketing of products for the treatment of neurological disorders, including insulin-like growth factor, which Cephalon has in Phase 2/3 clinical trials for treatment of amyotrophic lateral sclerosis ("ALS" or "Lou Gehrig's Disease").

  In November 1994, Chiron entered into certain agreements with Ciba pursuant to which Ciba and Chiron formed a strategic alliance in the area of biotechnology and other new technologies in the field of human healthcare. Pursuant to these agreements, in January 1995, Ciba acquired approximately
49.5 percent of the outstanding Chiron Common Stock, in part through a tender offer for approximately 11.9 million shares of Chiron Common Stock. In addition, Chiron issued 6.6 million shares and paid $24 million in cash in exchange for all of the outstanding shares of common stock of CCD and Ciba's interests in The Biocine Company and Biocine S.p.A. Chiron and Ciba have also agreed, among other things, that Ciba will fund research and development programs at Chiron in the amount of up to $250 million (or, under certain circumstances, $300 million) through 1999, and that, at Chiron's request, from time to time through 2005, Ciba will subscribe for up to $500 million in additional Chiron Common Stock. However, the specific programs to be funded are subject to Ciba's approval. In the event Chiron utilizes this research funding arrangement, Chiron will be obligated to offer to Ciba the opportunity to share in the market opportunities of any resulting products. In addition, Ciba and Chiron have agreed that, so long as Ciba owns equity securities representing at least 30 percent of the aggregate number of votes entitled to be voted in an election of directors of Chiron by all outstanding voting stock, Ciba will, if certain exercise conditions exist, have the right to purchase newly-issued shares of Chiron Common Stock (initially, up to a percentage of voting power equal to 49.9% or, under certain circumstances, a higher percentage as provided pursuant to such agreement). Ciba has also agreed to guarantee a $425 million credit facility for Chiron. In addition, Ciba and Chiron have entered into an agreement relating to the formation of potential future research and development collaborations, the marketing and manufacturing of bio-pharmaceutical and certain other pharmaceutical products and the potential sharing of technologies.

  Viagene. Viagene is a biotechnology company pursuing the discovery, development and commercialization of gene transfer drugs for the treatment of severe viral infections, cancers and other diseases. The Company was founded in February 1987 and was among the first biotechnology companies to enter the field of gene therapy. Viagene continues to maintain a leadership position in the development of gene transfer technology products for human therapy, having initiated eight phase I clinical studies and, in late 1994, begun the first phase II clinical study in the field of gene therapy.

  Merger Sub. Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Chiron formed to effect the Merger.

  Additional information about Chiron and its subsidiaries and Viagene is included in documents incorporated by reference in this Proxy Statement-Prospectus. See "Incorporation of Certain Documents by Reference."

                              THE SPECIAL MEETING

GENERAL

  Each copy of this Proxy Statement-Prospectus mailed to holders of Viagene Common Stock is accompanied by a proxy card furnished in connection with the Viagene Board's solicitation of proxies for use at the Special Meeting. The Special Meeting will be held at 10:00 a.m. (Pacific Daylight Time) on September 19, 1995, at the offices of Viagene, 11055 Roselle Street, San Diego, California. Only holders of record of Viagene Common Stock at the close of business on the Record Date (August 14, 1995) are entitled to receive notice of and to vote at the Special Meeting. The purpose of the Special Meeting is to consider and vote upon a proposal to approve and adopt the Merger Agreement and the Merger. On each matter to be considered at the Special Meeting, stockholders will have one vote for each share of Viagene Common Stock held of record on the Record Date.

  Votes cast by proxy or in person at the Special Meeting will be tabulated by the election inspectors appointed for the meeting who will determine whether or not a quorum is present. The election inspectors will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as unvoted for purposes of determining the approval of any matter submitted to the stockholders for a vote. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter.

  HOLDERS OF VIAGENE COMMON STOCK ARE REQUESTED PROMPTLY TO SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD TO VIAGENE IN THE ENCLOSED POSTAGE-PAID, ADDRESSED ENVELOPE. FAILURE TO RETURN YOUR PROPERLY EXECUTED PROXY CARD OR TO VOTE AT THE SPECIAL MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER AGREEMENT AND THE MERGER.

  Any holder of Viagene Common Stock who has delivered a proxy may revoke it any time before it is voted by giving notice of revocation in writing or submitting a signed proxy card bearing a later date to Viagene, 11055 Roselle Street, San Diego, California 92121, Attention: Corporate Secretary, provided that such notice or proxy card is actually received by Viagene before the vote of stockholders at the Special Meeting. A proxy will not be revoked by death or supervening incapacity of the stockholder executing the proxy unless, before the vote, notice of such death or incapacity is filed with the Corporate Secretary or other person responsible for tabulating votes on behalf of Viagene. The shares of Viagene Common Stock represented by properly executed proxies received at or prior to the Special Meeting and not subsequently revoked will be voted as directed in such proxies. If instructions are not given, shares represented by properly executed proxies received will be voted FOR approval and adoption of the Merger Agreement and the Merger. It is not anticipated that any matter other than the matters described above will be brought before the Special Meeting. However, if any other matters are properly presented at the Special Meeting for consideration, the persons named in the Viagene proxy card enclosed herewith will have discretionary authority to vote on such matters in accordance with their best judgment; provided, however, that such discretionary authority will only be exercised to the extent permissible under applicable federal and state securities and corporation laws.

  The cost of soliciting proxies from holders of Viagene Common Stock will be borne by Viagene. Such solicitation will be made by mail but also may be made by telephone or in person by the directors, officers and employees of Viagene (who will receive no additional compensation for doing so). In addition, Viagene will make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals.

  VIAGENE STOCKHOLDERS SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

VOTES REQUIRED

  Only Viagene stockholders of record at the close of business on the Record Date (August 14, 1995) will be entitled to vote at the Special Meeting. The affirmative vote of the holders of a majority of the shares of Viagene Common Stock outstanding on such date is required to approve and adopt the Merger Agreement and the Merger. Therefore, a failure to return a properly executed proxy card or to vote in person at the Special Meeting will have the same effect as a vote against the Merger Agreement and the Merger. As of the Record Date, there were 11,316,653 shares of Viagene Common Stock outstanding and entitled to vote at the Special Meeting, with each share being entitled to one vote.

  Pursuant to the Stockholders' Agreement, certain stockholders of Viagene, together holding an aggregate of 3,497,575 shares of Viagene Common Stock, or
30.9 percent of the shares of Viagene Common Stock outstanding on the Record Date, have agreed to vote their shares in favor of the Merger Agreement and the Merger. See "Certain Related Transactions--The Stockholders' Agreement."

  As of the Record Date, Chiron owned of record 1,955,556 shares of Viagene Common Stock, or approximately 17.3 percent of the outstanding shares of Viagene Common Stock. Chiron intends to vote such shares in favor of the Merger Agreement and the Merger. In addition, the directors and executive officers of Viagene owned, as of the Record Date, 115,100 shares or approximately 1.0 percent of the outstanding shares of Viagene Common Stock.

  For a description of certain rights which Chiron may have in the event the Viagene Board withdraws its recommendation of the Merger or if the stockholders of Viagene fail to vote in favor of the Merger, see "The Merger-- Acquisition Proposals" and "--Termination; Termination Fee; Amendment and Waiver--Termination Fee."

RECOMMENDATION OF VIAGENE BOARD OF DIRECTORS

  The Viagene Board has approved the Merger Agreement and has determined that the Merger is in the best interests of Viagene and its stockholders. THE VIAGENE BOARD THEREFORE RECOMMENDS THAT VIAGENE'S STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER. For a discussion of the factors on which the Viagene Board's recommendation is based, see "The Merger--Background of and Reasons for the Merger" and "--Opinion of Financial Advisor."

                                  THE MERGER

  The following is a summary of the material terms of the Merger Agreement. For additional information, reference is made to the Merger Agreement, which is reprinted in its entirety as Appendix A to this Proxy Statement-Prospectus.

  Upon consummation of the Merger, Viagene will merge with and into Merger Sub, Merger Sub will be the Surviving Corporation in the Merger and change its name to Viagene, Inc., and the separate corporate existence of Viagene will cease.

BACKGROUND OF AND REASONS FOR THE MERGER

  Viagene's business strategy is to develop and commercialize, both independently and in collaboration with well-established pharmaceutical and biotechnology companies, a broad product portfolio based upon its gene transfer technology. As part of its strategy, Viagene has identified and entered into various arrangements with corporate collaborators, licensors, licensees and others.

 Agreements between Viagene and Chiron.

  In November 1993, Viagene and Chiron entered into an agreement (the "Collaboration Agreement") to collaborate on the development of certain gene transfer products for the prevention and treatment of cancer and to develop gene therapy drug activation technology for the prevention and treatment of a broad range of human diseases. The research and development program (the "R&D Program") is directed by a management committee composed of an equal number of representatives from Viagene and Chiron. The management committee is responsible for approving all funding under the R&D Program.

  Under the Collaboration Agreement, Viagene is responsible for funding the first $12 million of approved expenditures under the collaboration, Chiron is responsible for funding the second $12 million of approved collaboration expenditures and the parties will equally fund all approved expenditures in excess of $24 million. Viagene is primarily responsible for performing research and development work up to the filing of an Investigational New Drug application ("IND") for each product being jointly developed. Chiron is primarily responsible for conducting all clinical studies and for product registration. As of June 30, 1995, Viagene has funded $9.6 million of research costs under the Collaboration Agreement. Pursuant to the terms of the Collaboration Agreement, Viagene will have an exclusive worldwide right to manufacture and supply, and Chiron will have an exclusive worldwide right to market, all products developed under the Collaboration Agreement. The price at which Viagene will sell such products to Chiron or its sublicensees is a specified percentage of the end selling price of each product sold by Chiron. Chiron has the right to terminate the collaboration at any time by giving 180 days' prior written notice. Upon termination, Chiron's obligation to make ongoing funding payments would cease. Viagene has a similar right to terminate the collaboration but only after the parties have spent a total of $24 million on their collaborative research and development effort. Upon termination of the collaboration, Chiron will have the right to continue to develop and commercialize certain of the products being developed under the collaboration. In addition, in the event of any proposed sale of all or substantially all of the assets of Viagene, or any merger or similar transaction involving Viagene, Chiron has the right to terminate the R&D Program and acquire a non-exclusive license for certain Viagene technology necessary to the independent continuation of certain product development activities under the Collaboration

Agreement. Further, in such event Viagene would not be able to acquire rights to some of the genes with respect to which the Collaboration Agreement provides certain rights to Viagene and, as a result, Viagene would likely have to terminate development of such products.

  In connection with the Collaboration Agreement and pursuant to a Stock and Warrant Purchase Agreement (the "Stock and Warrant Purchase Agreement"), Chiron acquired 1,955,556 shares of Viagene Common Stock and warrants to purchase an additional 2,750,000 shares of Viagene Common Stock (the "Chiron Warrant") at an exercise price of $11.00 per share. In addition, Viagene agreed that, so long as Chiron holds at least 15 percent of the outstanding shares of Viagene's voting stock, Chiron would be entitled to appoint a representative to the Viagene Board. However, to date, Chiron has not appointed such a representative. As of August 14, 1995, Chiron held of record 1,955,556 shares of Viagene Common Stock, owned a warrant to purchase up to 2,750,000 shares of Viagene Common Stock (which was exercisable for 1,204,655 shares of Viagene Common Stock on such date) and, pursuant to the Stockholders' Agreement, had the option to acquire, under certain circumstances, and the right to obtain proxies with respect to, an additional 3,497,575 shares of Viagene Common Stock.

 Background of the Merger.

  During the summer of 1994, the Viagene Board had discussions regarding (i) the apparent revaluation of the biotechnology industry by the capital markets which resulted in a marked decrease in the prices of biotechnology stocks, including Viagene Common Stock, (ii) the scientific advances and discoveries being made by Viagene and the capital required to exploit such discoveries,
(iii) methods for improving communication of Viagene's significant scientific discoveries in a manner that would be appreciated by the public capital markets, (iv) the status of various human clinical trials for Viagene's HIV ImmunoTherapeutic and cancer products and the ongoing funding requirements for such trials, (v) the substantial dilutive effect to Viagene's existing stockholders of any financing activity given the public capital markets' then depressed valuation of Viagene Common Stock, and (vi) the fact that Viagene's cash would be largely utilized by the end of 1996, assuming no new collaborations or financings during the interim. In view of these issues, the Viagene Board considered the possible advantages to Viagene and its stockholders of a strategic business combination and discussed candidates that might be suitable.

  Acting upon these considerations, management of Viagene met, on several occasions during the summer of 1994, with a viral vector company regarding a potential merger. Viagene also met, on two occasions in September 1994, with a liposome company regarding a potential merger.

  At a meeting in November 1994, the Viagene Board appointed several directors (Mr. David F. Hale, Chairman of the Viagene Board, Mr. Paul H. Klingenstein and Dr. Richard S. Schneider) as a negotiating committee (the "Negotiating Committee") to act on behalf of the Viagene Board for the purpose of conducting preliminary discussions with potential strategic business combination candidates. The Board also briefly discussed Chiron as a possible strategic partner in light of Chiron's announced intent to form a partnership with Ciba and the industry's perception that Chiron intended to use capital resources resulting from such a partnership to fund biotechnology companies with technology considered by Chiron to be attractive.

  On November 25, 1994, the Viagene Board adopted a stockholder rights plan (the "Viagene Rights Plan") pursuant to which rights to purchase shares of Viagene's Series A Participating Preferred Stock (the "Viagene Rights") were issued. The Viagene Rights are generally exercisable upon the acquisition of, or announcement of a tender offer which if consummated would result in the acquisition of, 20 percent of the outstanding Viagene Common Stock, other than as a result of the exercise of Chiron's rights under the Stock and Warrant Purchase Agreement and the Chiron Warrant.

  During November and December 1994, Viagene had preliminary discussions with a biotechnology company in the gene therapy area about the possibility of a strategic merger between the companies. On January 5, 1995, Viagene executed a confidentiality agreement with such company, although the Viagene Board subsequently determined, at a regularly scheduled meeting later that month, not to proceed with such a transaction based on its determination that a combination of the companies would likely lead to increased risks associated with trying to obtain financing for the activities of the combined companies without sufficient offsetting benefits. In January and February of 1995, Viagene had exploratory discussions with two additional gene therapy companies regarding potential mergers.

  During late 1994 and early 1995, certain issues arose between Viagene and Chiron with respect to the Collaboration Agreement, including the scope of technology that was included thereunder. On March 4, 1995, senior officers of Chiron and Viagene met at Chiron's offices to discuss such issues. In the course of such discussions, representatives of Chiron proposed that an acquisition of Viagene by Chiron be considered as a potential means of resolving such issues. Representatives of Viagene present at the meeting indicated that they would discuss the possibility of such an acquisition with the Viagene Board.

  On March 5, 1995, the Negotiating Committee, Dr. Robert T. Abbott, President and Chief Executive Officer of Viagene, and representatives of Pillsbury Madison & Sutro ("Pillsbury"), Viagene's legal counsel, participated in a telephonic meeting at which the March 4 meeting with Chiron was discussed. The Negotiating Committee reviewed at length various issues related to a potential strategic business combination with Chiron. The Negotiating Committee also reviewed the retention of Alex. Brown, noting Alex. Brown's reputation as a nationally recognized investment banking firm with substantial experience in mergers and acquisitions involving health care companies, including life sciences companies, as well as Alex. Brown's familiarity with Viagene. The Negotiating Committee determined at the meeting to engage Alex. Brown to, among other things, assist Viagene in identifying and evaluating candidates for potential business combinations and to assist Viagene in evaluating and responding to any inquiries and proposals regarding business combinations that might be received from Chiron or others. On March 6, 1995, Viagene entered into an engagement letter with Alex. Brown to act as Viagene's exclusive financial advisor other than in connection with specified potential merger partners with respect to which Viagene had previously entered into an arrangement with PaineWebber Incorporated ("PaineWebber").

  Promptly following its engagement, Alex. Brown reviewed with Viagene a list of 21 candidates for a potential strategic business combination and assisted Viagene in preparing information for distribution to such candidates to solicit their interest in pursuing a transaction involving Viagene. After discussions with Viagene, Alex. Brown refined the list of 21 candidates and, commencing on March 8, 1995, initiated contacts with 14 of such candidates. In addition, PaineWebber contacted one of the specified companies with respect to which it had previously been retained by Viagene.

  On March 10, 1995, representatives of Chiron, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), Chiron's financial advisor, Alex. Brown and Pillsbury attended a due diligence session at Viagene with certain of Viagene's officers and Viagene's patent counsel.

  On March 12, 13 and 14, 1995, representatives of Viagene and Alex. Brown met with representatives of several United States and foreign companies to discuss potential business combinations. On the evening of March 12, 1995, the Negotiating Committee held a telephonic meeting, together with representatives of Viagene's management, Alex. Brown and Pillsbury, and discussed the outcome of the first of these meetings and of various telephonic contacts with potential strategic business combination candidates. In all, Viagene had discussions with five of the 14 candidates contacted by Alex. Brown.

  On March 15, 1995, the Negotiating Committee received from Viagene's management and representatives of Alex. Brown an update on the discussions which had been held with the various strategic business combination candidates. A telephonic meeting of the Negotiating Committee, together with representatives of Viagene's management, Alex. Brown and Pillsbury, was held on the evening of March 16, 1995 at which Alex. Brown and Dr. Abbott updated the Negotiating Committee as to the status of various contacts and meetings with strategic business combination candidates. No acquisition or strategic alliance proposals had been received from any party at that date.

  On the afternoon and evening of March 17, 1995, officers of Chiron and Viagene and their respective financial and legal advisors met in San Francisco. At the meeting, Chiron proposed an acquisition of Viagene through a two-step transaction consisting of (i) a cash tender offer at $7.50 per share for 41 percent of the outstanding shares of Viagene Common Stock, exclusive of shares held by Chiron, followed by (ii) a stock-for-stock merger (for the remaining 59 percent) with a stock exchange ratio of 0.127 shares of Chiron Common Stock for each share of Viagene Common Stock. After discussion, Chiron was advised by Viagene that its proposal was not sufficient.

  Later in the evening, Chiron made an amended proposal to acquire Viagene also by way of a two-step transaction consisting of (i) a cash tender offer at $9.00 per share for 52 percent of the outstanding shares of Viagene Common Stock, exclusive of shares held by Chiron, followed by (ii) a stock-for-stock merger (for the remaining 48 percent) with a stock exchange ratio of 0.147 shares of Chiron Common Stock for each share of Viagene Common Stock. After discussing Chiron's amended proposal, Viagene advised Chiron late in the evening of March 17, 1995 that the Viagene Board would meet on the morning of March 18, 1995 to discuss the proposal.

  A meeting of the Viagene Board was held on the morning of March 18, 1995 to discuss Chiron's acquisition proposal. The Viagene Board decided that the proposal was not sufficiently attractive to cause Viagene to terminate its ongoing survey of potential strategic business combination candidates and determined that Viagene should not accept such proposal. Promptly following the Viagene Board meeting, officers of Chiron were informed of the Viagene Board's determination. Such officers of Chiron, after speaking with the Chiron Board, met with and informed officers of Viagene that the discussions were terminated and Chiron's proposal was withdrawn.

  On March 20, 1995, Chiron filed with the SEC an amendment to its Schedule 13D which stated that representatives of Chiron and Viagene had discussed the possibility of Chiron acquiring Viagene and that such discussions were terminated without any agreement having been reached. Such amendment also stated that Chiron might wish, among other possible courses of action, to acquire some or all of the Viagene Common Stock not owned by it or to sell some or all of its shares of Viagene Common Stock or the Chiron Warrant. Also on March 20, 1995, Viagene issued a press release announcing that it had held preliminary discussions with Chiron regarding a potential strategic merger and that such discussions had terminated without any agreement having been reached.

  Over a period of several days following March 20, 1995, Alex. Brown continued to have discussions with potential strategic business combination candidates. However, no proposals were received by Viagene or Alex. Brown from any party.

  The Negotiating Committee held a telephonic meeting on March 22, 1995 at which Alex. Brown reported on the status of discussions with potential strategic business combination candidates. The Negotiating Committee discussed having Alex. Brown contact Morgan Stanley about the possibility of increasing the consideration to be received by Viagene's stockholders in a business combination with Chiron. Alex. Brown contacted Morgan Stanley, but no commitments were made by either party. During the morning of March 27, 1995, Mr. Hale spoke with Dr. William J. Rutter, Chairman of the Chiron Board, by telephone and indicated that it might be fruitful for the parties to re-commence discussions if Chiron was willing to increase the consideration previously proposed for receipt by Viagene's stockholders.

  During the evening of March 27, 1995, the Negotiating Committee and representatives of Viagene's management, Alex. Brown and Pillsbury held a telephonic meeting. Alex. Brown reported on discussions with various potential strategic business combination candidates and the Negotiating Committee discussed strategies for continuing such discussions.

  At a regularly scheduled meeting on March 30, 1995, the Viagene Board reviewed Viagene's prior discussions with Chiron and the status of discussions with other potential strategic business combination candidates.

  During the week of April 10, 1995, Mr. Hale and Dr. Rutter tentatively scheduled a meeting between officers of Viagene and Chiron for April 21, 1995 with respect to the potential renewal of discussions regarding a possible acquisition of Viagene by Chiron. The meeting was confirmed during the week of April 17, 1995.

  In anticipation of further meetings between the parties, during the afternoon of April 19 and on April 20, 1995, Chiron's outside legal counsel commenced a legal due diligence review of Viagene.

  On the morning of April 21, 1995, officers of Viagene and Chiron met, together with representatives of their respective legal and financial advisors. During the afternoon of April 21, 1995, and after several discussions between the parties with respect to potential structure and terms of an acquisition of Viagene by Chiron, Chiron proposed the Merger, pursuant to which Viagene would be merged into a wholly-owned subsidiary of Chiron and the stockholders of Viagene would receive the Merger Consideration. As of April 23, 1995, the blended value of the Merger Consideration was $8.85 per share of Viagene Common Stock based on the closing sale price on April 21, 1995 of the Chiron Common Stock on the Nasdaq National Market of $56.50 per share. Officers of Viagene, together with representatives from Alex. Brown and Pillsbury, met with the Negotiating Committee to discuss Chiron's proposal. At this meeting, the Negotiating Committee determined to recommend acceptance of the terms of the proposal to the Viagene Board, subject to negotiation of a definitive merger agreement.

  On April 21, 1995, Viagene and Chiron executed a confidentiality agreement. On April 22, 1995, Viagene and representatives from Alex. Brown and Pillsbury conducted a due diligence review of Chiron. From the evening of April 21 through the evening of April 23, 1995, representatives of Chiron and Viagene negotiated the terms of the Merger Agreement. During the course of these negotiations, Chiron required, as a condition to its entering into the Merger Agreement, that certain stockholders of Viagene enter into the Stockholders' Agreement.

  On the afternoon of April 23, 1995, the Viagene Board met to consider the Merger Agreement and related arrangements (including the Stockholders' Agreement). Viagene's senior management and representatives of Alex. Brown and Pillsbury discussed with the Viagene Board their views and analyses of various aspects of the Merger and its related effects. Representatives of Pillsbury discussed the fiduciary duties of the directors in connection with the proposed transaction. Representatives of Alex. Brown reviewed with the Viagene Board the results of its due diligence review of Chiron as well as its inquiry into the possibility of a potential strategic business combination with a third party and the relative merits of the Chiron proposal compared with other proposals in similar circumstances. Alex. Brown and the Viagene Board observed that the prospects were remote for a present strategic business combination with a candidate other than Chiron on terms as favorable as (or better than) the terms of the Merger. Representatives from Alex. Brown delivered an oral opinion that the consideration to be received by Viagene's stockholders pursuant to the Merger Agreement was fair to such stockholders from a financial point of view. By unanimous vote, the Viagene Board approved the Merger Agreement and related arrangements and transactions and authorized Viagene's management to enter into the Merger Agreement.

  Following the Viagene Board meeting, officers of Viagene and Chiron signed the Merger Agreement during the evening of April 23, 1995. Stockholders holding approximately 21 percent of the outstanding shares of Viagene Common Stock signed the Stockholders' Agreement during the evening of April 23 and the morning of April 24, 1995. A public announcement of the transaction was issued prior to the opening of the Nasdaq National Market on April 24, 1995.

 Viagene's Reasons for the Merger.

  The Viagene Board has carefully considered the advisability of the Merger and believes that the terms of the Merger Agreement are fair and that the Merger is in the best interests of Viagene's stockholders. The Viagene

Board unanimously recommends that the Merger Agreement and the Merger be approved and adopted by Viagene's stockholders.

  At its April 23, 1995 meeting, the Viagene Board received presentations from, and reviewed the proposed terms and conditions of the Merger with, Viagene's management and representatives from Alex. Brown and Pillsbury. In its deliberations concerning the Merger, the Viagene Board considered a number of factors, including, among other things:

  . The respective businesses, assets, management and prospects of Viagene and Chiron;

  . The complementary technologies of Viagene and Chiron, as well as the strengths of Chiron as a strategic business partner (including Chiron's interest in gene therapy and its relatively substantial financial resources for research and development purposes);

  . Information comparing certain financial and stock market information for Viagene and Chiron with similar information for certain other life sciences companies which are publicly traded;

  . The conclusions of a review of the financial terms of certain recent business combinations which were deemed comparable, in whole or in part, to the proposed Merger (including the observation that the terms of the proposed Merger fall within the range of terms for such combinations--see "--Opinion of Financial Advisor");

  . Information regarding historical market prices and other information with respect to the common stock of each of Viagene and Chiron;

  . The observations and conclusions of Alex. Brown and management of Viagene that the prospects were remote for a present strategic business combination with a candidate other than Chiron on terms as favorable as (or better than) the terms of the Merger;

  . The prospects for positive long-term performance of Chiron Common Stock as well as the potential for undesirable volatility of such stock (including volatility associated with Chiron's integration of recently acquired businesses, including those formerly affiliated with Ciba);

  . The prospects for obtaining additional financing for the proposed activities of Viagene on terms acceptable to the Company (based, in part, on the apparent revaluation of the biotechnology industry by the capital markets during 1994 which resulted in a marked decrease in the prices of biotechnology stocks, including Viagene's stock); and

  . The terms and conditions of the proposed Merger, including the tax-favored nature of the stock-for-stock component of the Merger
    Consideration and the flexibility afforded Viagene's stockholders by the election feature of the Merger.

  The Viagene Board also considered carefully the opinion rendered by Alex. Brown that the consideration to be received by Viagene's stockholders in the Merger is fair from a financial point of view. The analysis and procedures utilized in the opinion are described under "--Opinion of Financial Advisor to Viagene." A copy of the opinion is included in Appendix C hereto.

  The Viagene Board did not quantify, reach independent conclusions regarding or otherwise assign relative weights to the individual factors considered in its deliberations concerning the Merger.

 Chiron's Reasons for the Merger.

  At a meeting held on April 23, 1995, the Chiron Board unanimously approved the Merger Agreement and the issuance of the Merger Shares in connection with the Merger. The approval of Chiron's stockholders is not required for the issuance of the Merger Shares.

  In reaching its conclusion to approve the Merger Agreement, the Chiron Board determined that the Merger is consistent with Chiron's long-term business strategy and would strengthen and complement Chiron's existing gene therapy programs, particularly in the areas of cancer and infectious disease, where Chiron has longstanding programs. In addition, the Chiron Board considered Chiron's existing ownership interest in Viagene, the status of the collaboration between Chiron and Viagene and the parties' respective obligations under the Collaboration Agreement, the nature and status of Viagene's gene therapy programs and the strategic importance to Chiron of participating in the gene therapy market.

OPINION OF FINANCIAL ADVISOR

  In March 1995, Viagene retained Alex. Brown to provide investment banking services in connection with identifying and evaluating candidates for potential business combinations and with respect to any proposal received from Chiron or others to acquire Viagene pursuant to a merger or other transaction. Viagene selected Alex. Brown because of Alex. Brown's reputation as a nationally recognized investment banking firm with substantial experience in mergers and acquisitions of health care companies, including life sciences companies.

  At the April 23, 1995 meeting of the Viagene Board, representatives of Alex. Brown rendered an oral opinion to the Viagene Board, subsequently confirmed in writing that, as of the date of such opinion, and subject to certain assumptions, factors and limitations set forth in such opinion as described below, the consideration to be received by Viagene stockholders in the Merger was fair to such stockholders from a financial point of view. No limitations were imposed by the Viagene Board upon Alex. Brown with respect to the investigations made or procedures followed by it in rendering its opinion.

  The full text of the written opinion of Alex. Brown dated August 15, 1995 which sets forth, among other things, the assumptions made, matters considered and limitations of the review undertaken, is attached as Appendix C to this Proxy Statement-Prospectus. Viagene stockholders are urged to read such opinion in its entirety. Alex. Brown's opinion is directed to the Viagene Board, addresses only the fairness of the Merger Consideration to Viagene stockholders from a financial point of view and does not constitute a recommendation to any Viagene stockholder as to how such stockholder should vote at the Special Meeting. The opinion was rendered solely to the Viagene Board for its consideration in determining whether to approve the Merger Agreement. The assumptions made, matters considered and limitations of the review undertaken contained in Alex. Brown's oral opinion delivered April 23, 1995 were substantially the same as those contained in the opinion attached hereto.

  In connection with its opinion, Alex. Brown reviewed certain publicly available financial information concerning Viagene and Chiron and certain internal financial analyses and other information furnished to it by Viagene and Chiron. Alex. Brown also held discussions with members of the senior managements of Viagene and Chiron regarding the business and prospects of their respective companies. In addition, Alex. Brown (i) reviewed the reported price and trading activity for the common stock of Viagene and Chiron, (ii) compared certain financial and stock market information for Viagene and Chiron with similar information for certain other life sciences companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part,
(iv) reviewed the terms of the Merger Agreement, and (v) performed such other studies and analyses and considered such factors, including efforts to explore an alternative transaction with third parties, as it deemed appropriate.

  In conducting its review and arriving at its opinion, Alex. Brown assumed, without independent verification, the accuracy and completeness of the information that it reviewed and relied upon for purposes of rendering its opinion. With respect to the financial projections of Viagene and other information relating to the prospects of Viagene and Chiron, Alex. Brown assumed that such information was reasonably prepared and reflected the best currently available judgments and estimates of the senior managements of Viagene and Chiron as to the likely future financial performance of their respective companies. However, Chiron did not provide Alex. Brown with financial projections because, at the time Alex. Brown rendered its opinion, Chiron had not developed its own projections of its financial performance, in part because it had not completed the integration of certain assets acquired as a result of its strategic alliance with Ciba (see "Introduction--Parties to the Merger--Chiron"). Alex. Brown did not make and it was not provided with an independent evaluation or appraisal of the assets of Viagene or Chiron. Alex. Brown's opinion was based on market, economic and other conditions as they existed and could be evaluated as of the date of its opinion letter.

  The following is a summary of the significant analyses performed, and factors considered, by Alex. Brown in connection with its oral opinion delivered to the Viagene Board on April 23, 1995 concerning the Merger.

Except where otherwise specified, in the analyses described below, the value of the Merger Consideration was estimated based on the closing price of Chiron Common Stock on April 21, 1995.

  Viagene Stock Price Premium Analysis. Alex. Brown reviewed and analyzed the performance of the per share market price of Viagene Common Stock over the period from April 21, 1994 to April 21, 1995. This analysis indicated a closing price on April 21, 1995 of $5.38; an average trading price of $5.88 during the thirty days ended April 21, 1995; an average trading price of $5.87 during the sixty days ended April 21, 1995; and an average trading price of $4.63 during the twelve months ended April 21, 1995. Alex. Brown noted that the $8.85 blended per share value of the Merger Consideration as of April 23, 1995 represented a 64.7%, 50.6%, 50.6% and 91.1% premium to the April 21 closing price, the prior 30-day average, the prior 60-day average and the prior twelve-month average, respectively.

  Analysis of Certain Publicly Traded Companies. Alex. Brown compared certain financial and clinical status information relating to Viagene to corresponding data and ratios from a group of six selected gene therapy companies considered by Alex. Brown to be comparable in certain respects to Viagene. This group consisted of Cell Genesys, Inc., GeneMedicine, Inc., Genetic Therapy, Inc., Somatix Therapy Corporation, Targeted Genetics Corporation, and Vical, Inc. Such financial information included, among other things, (i) market value,
(ii) technology value, defined as market value less cash plus debt, and (iii) price to book value per share. This analysis indicated that the market values of these companies as of April 21, 1995 ranged from $46.1 million to $120.9 million; the technology values of these companies ranged from ($2.2) million to $69.9 million; and the price to book value per share ranged from 0.86x to 4.74x. Alex. Brown noted that the market value of Viagene implied by the Merger Consideration was $111.9 million compared to Viagene's market value of $62.3 million on April 21, 1995; the technology value implied by the Merger Consideration was $83.8 million compared to Viagene's technology value of $39.8 million on April 21, 1995; and the price to book value per share implied by the Merger Consideration was 3.8x. Neither Viagene nor any of the selected comparable companies was profitable over the prior twelve-month period either on an operating income or net earnings basis; therefore no meaningful comparison could be made for market value as a multiple of net income or technology value as a multiple of revenues, earnings before interest and taxes, or earnings before interest, taxes, depreciation and amortization.

  Analysis of Selected Comparable Transactions. Alex. Brown reviewed the terms, to the extent publicly available, of thirteen merger and acquisition transactions in which 100% of the subject target company was acquired (collectively, the "Acquisition Transactions") which Alex. Brown deemed comparable based, generally, on business and industry comparability. The thirteen Acquisition Transactions reviewed, in reverse chronological order of public announcement, were the following: (1) Glycomed, Inc., acquired by Ligand Pharmaceuticals, Inc.; (2) Affymax NV, acquired by Glaxo Holding PLC;
(3) Wellcome PLC, acquired by Glaxo Holding PLC; (4) Synergen, Inc., acquired by Amgen, Inc.; (5) Vestar, Inc. ("Vestar"), acquired by NeXagen, Inc. ("NeXagen"); (6) Zenith Laboratories, Inc., acquired by IVAX Corporation; (7) American Cyanamid Company, acquired by American Home Products Corporation; (8) Syntex Corporation, acquired by Roche Holdings; (9) Sphinx Pharmaceuticals, Inc., acquired by Eli Lilly & Company; (10) Armstrong Pharmaceuticals, acquired by Medeva PLC; (11) Nova Pharmaceutical, acquired by Scios, Inc. to form Scios Nova, Inc.; (12) Cetus Corporation, acquired by Chiron Corporation; and (13) Gen-Probe Inc., acquired by Chugai Pharmaceutical Co. Alex. Brown, for each Acquisition Transaction, calculated the premium of the price paid per share to: (i) the price one day before announcement of a transaction; (ii) the price four weeks before announcement; (iii) the average price during the thirty days prior to announcement; and (iv) the highest trading price achieved during the prior twelve months. Alex. Brown observed an average premium of 51.9% and a range of 2.0% to 108.3% with respect to the price one day prior to announcement, as compared to a 64.7% premium in the Merger; an average premium of 51.4% and a range of (24.4%) to 100.0% with respect to the price four weeks prior to announcement, as compared to a 53.9% premium in the Merger; an average premium of 58.0% and range of (12.8%) to 122.2% with respect to the average price during the thirty days prior to announcement, as compared to a 50.0% premium in the Merger; and an average premium of 5.2% and a range of (53.0%) to 64.2% with respect to the highest trading price achieved over the prior twelve months, as compared to a 14.2% premium in the Merger. Alex. Brown reviewed the terms of the Vestar/NeXagen transaction and determined that, while similar from a business and industry standpoint, the transaction differed significantly from the proposed transaction between Viagene and Chiron, primarily because it was a merger of equals, and thus chose to exclude it from the aforementioned averages.

  Alex. Brown also reviewed the terms, to the extent publicly available, of eight partial acquisition transactions in the life sciences industry which Alex. Brown deemed comparable based, generally, on business and industry comparability. The eight partial acquisition transactions reviewed, in reverse chronological order of public announcement, were the following: (i) Chiron, partially acquired by Ciba; (ii) Copley Pharmaceuticals, Inc., partially acquired by Hoechst Celanese Corp.; (iii) Applied Immune Sciences, partially acquired by Rhone-Poulenc Rorer; (iv) Immunex Corp., partially acquired by American Cyanamid Co.; (v) SyStemix Inc., partially acquired by Sandoz AG;
(vi) Genetics Institute, Inc., partially acquired by American Home Products;
(vii) Genentech Inc., partially acquired by Roche Holding AG; and (viii) Rorer Group Inc., partially acquired by Rhone-Poulenc SA (France). Alex. Brown observed (i) a range of premiums paid for shares tendered in the partial acquisitions of 10.0% to 110.5% with respect to the trading price one day prior to announcement, as compared to a 64.7% premium in the Merger, and (ii) a range of premiums paid for shares tendered in the partial acquisitions of 26.0% to 122.2% with respect to the trading price four weeks prior to announcement, as compared to a 53.9% premium in the Merger.

  Alex. Brown also calculated the premium paid to the technology value four weeks prior to the announcement date for the nine Acquisitions Transactions that were announced after January 1, 1994. Alex. Brown calculated a median premium of 84.8% for the selected Acquisition Transactions in comparison to an 88.0% premium implied by the Merger Consideration, a 95.3% premium implied by adjusting the Merger Consideration to reflect the prior sixty day average per share price of Chiron Common Stock, and a 104.1% premium implied by adjusting the Merger Consideration to reflect the prior ninety day average per share price of Chiron Common Stock. The Vestar/NeXagen transaction was excluded from the median calculation for the reasons stated above.

  Discounted Cash Flow Analysis. Alex. Brown analyzed Viagene based on a discounted cash flow analysis of the projected, probability-adjusted unlevered cash flows of Viagene without giving effect to the Merger. This analysis was based upon projected financial information provided by the management of Viagene. These projections were necessarily based on management's assumptions with respect to Viagene's business, the life sciences and pharmaceutical industries, general business and economic conditions, and other matters which are inherently uncertain and involve numerous factors beyond management's control. The projections were based on various estimates and forecasts, including estimates of (i) the potential markets for products under development; (ii) the cost of sales, research and development and general and administrative expenses; (iii) the degree and timing of market penetration; and (iv) the pricing, competition and reimbursement structure for Viagene's products. The projections are also based on the assumptions that at all times Viagene will have sufficient access to necessary funding for product development programs and that all products currently under development will in fact be developed, will be safe and effective, will obtain all necessary government approvals, including approval by the Food and Drug Administration, will have necessary patent protection and will be manufactured and introduced into the market in accordance with management's plans.

  To arrive at a technology value for Viagene, Alex. Brown (i) discounted to June 30, 1995 the annual probability-adjusted unlevered free cash flows forecasted for the June 30, 1995 to December 31, 2004 time period and (ii) added thereto the terminal value for Viagene at December 31, 2004, which was discounted from December 31, 2004 to June 30, 1995. Annual unlevered free cash flows were calculated as operating income, less cash taxes (adjusted for net operating loss carryforwards), plus depreciation and amortization, less net increases in noncash working capital, less capital expenditures. To arrive at operating income used in its discounted cash flow analysis, Alex. Brown applied certain probability factors, based on management's assessment of several factors that determine the level of success of certain product lines, to the product lines that comprised Viagene's unadjusted revenue forecast. These probability factors ranged from a low of 15% to a high of 25%. The annual cash flows were discounted using discount rates ranging from 15% to 30% reflecting both the cost of capital for mature pharmaceutical companies and the incremental risk associated with maturing life sciences companies. The terminal value was computed by multiplying Viagene's projected 2004 earnings before interest and taxes by a terminal multiple ranging from 10.0x to 14.0x, and then discounting the value back to June 30, 1995 using discount rates ranging from 15% to 30%. The range of terminal multiples was based on the trading characteristics of the common stock of selected mature pharmaceutical and life sciences companies. The technology values calculated using the aforementioned methodology were ultimately adjusted for Viagene's cash and debt and resulted in equity values ranging from a low of $4.22 per share to a high of $18.84 per share. Alex. Brown noted that the value per share implied by the Merger Consideration falls within this range of values.

  Chiron Stock Price Analysis. Alex. Brown reviewed certain financial and non-financial information, and performed certain quantitative and qualitative analyses relating to Chiron. These analyses included (i) an examination of Chiron's current business, including the clinical status of its products presently in development, (ii) a review of Chiron's stock price and trading volume activity from April 21, 1994 to April 21, 1995, (iii) a review of Chiron's stock price performance from May 1, 1994 through April 21, 1995 relative to an index of large market capitalization life sciences companies (Amgen, Inc.; Biogen, Inc.; Genentech, Inc.; and Genzyme Corporation, collectively the "First Tier Biotech Group"), Viagene, and the S&P 400, and
(iv) an analysis of the market capitalization to book value multiples for Chiron and the First Tier Biotech Group. In its review of Chiron's stock price trading over the April 21, 1994 to April 21, 1995 time period, Alex. Brown observed a closing price on April 21, 1995 of $56.50 in comparison to a twelve-month high price of $80.50, a twelve-month low price of $51.75, and an average price over the twelve-month period of $63.79. In its review of Chiron's stock price performance relative to the First Tier Biotech Group index, Viagene, and the S&P 400, Alex. Brown observed that Chiron underperformed both the First Tier Biotech Group index and the S&P 400, while it outperformed Viagene's stock price by a small amount. Finally, in its analysis of market capitalization to book value multiples as of April 12, 1995 for Chiron and the First Tier Biotech Group, Alex. Brown observed an average multiple of 4.5x and a range of multiples of 2.5x to 7.1x for the First Tier Biotech Group as compared to a 3.1x multiple for Chiron.

  The summary set forth above does not purport to be a complete description of the analyses performed and factors considered by Alex. Brown in arriving at its opinion. Alex. Brown believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or selecting portions of the above summary, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses performed, and factors considered, by Alex. Brown in delivering its opinion. In performing its analyses, Alex. Brown made numerous assumptions with respect to the life sciences industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Viagene and Chiron. The analyses performed by Alex. Brown are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Additionally, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business may actually be sold. Furthermore, no opinion is being expressed as to the prices at which the Merger Shares may trade at any future time.

  In connection with its opinion dated August 15, 1995, Alex. Brown performed certain procedures to update certain analyses made in connection with the delivery of its opinion and reviewed with the managements of Viagene and Chiron the assumptions on which such analyses were based. The results of such analyses were substantially the same as those described above as having been arrived at in connection with the April 23, 1995 oral opinion of Alex. Brown. Based upon such procedures and review, Alex. Brown delivered to the Board of Directors of Viagene its opinion that, as of August 15, 1995, the consideration to be received by Viagene stockholders in the Merger is fair to such stockholders from a financial point of view.

  Alex. Brown is a nationally recognized investment banking firm, and, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. Alex. Brown has acted as lead manager of the initial public offering of Viagene Common Stock in December of 1993 for which Alex. Brown received a customary underwriting commission. Alex. Brown also has acted as co-manager of several public offerings of Chiron Common Stock, the last of which was completed in July 1986. Alex. Brown regularly publishes research reports regarding the pharmaceutical and biotechnology industries and the businesses and securities of publicly traded companies in those industries, including both Viagene and Chiron. In the ordinary course of its business, Alex. Brown may actively trade the equity securities of Viagene and Chiron for its own account or for the account of its customers and accordingly may at any time hold a long or short position in such securities.

  Pursuant to the terms of an engagement letter dated March 6, 1995, Viagene paid Alex. Brown a non-refundable fee of $50,000 as partial compensation for services rendered in connection with the Merger. Viagene also agreed to pay Alex. Brown a fee of $300,000 for rendering its fairness opinion, against which the non-refundable fee of $50,000 will be credited, and which payment is not conditioned upon the closing of the Merger. Upon consummation of the Merger, Viagene will pay Alex. Brown a fee of 1.2% of the aggregate consideration as compensation for financial advisory services, against which the non-refundable and non-contingent fees will be credited. In addition, Viagene has also agreed to reimburse Alex. Brown for its reasonable out-of-pocket expenses incurred in connection with rendering financial and advisory services, including fees and disbursements of its legal counsel. Viagene has agreed to indemnify Alex. Brown and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, relating to, or arising out of, its engagement.

BASIS FOR CONVERTING VIAGENE COMMON STOCK

  Subject to the allocation and proration as described below, at the Effective Time, each share of Viagene Common Stock issued and outstanding immediately prior to the Effective Time (other than the shares owned by Chiron, Merger Sub or any other direct or indirect subsidiary of Chiron, and Dissenting Shares) will be converted into, and become exchangeable for, Merger Consideration consisting of either (i) Cash Consideration of $9.00 or (ii) Stock Consideration of 0.155 shares of Chiron Common Stock. As described below, it is a condition to consummation of the Merger that opinions be obtained from Pillsbury Madison & Sutro and Sullivan & Cromwell with respect to certain tax consequences of the Merger (see "--Conditions to Consummation of the Merger" and "--Certain Federal Income Tax Considerations"). In the event that such conditions are not fulfilled or waived, the Merger Agreement provides that Chiron, at its option, may increase the Stock Consideration on a pro rata basis to the extent necessary to permit such conditions to be fulfilled. Fractional shares of Chiron Common Stock will not be issued in connection with the Merger. A holder of Viagene Common Stock otherwise entitled to receive a fractional share of Chiron Common Stock will be paid cash in lieu of such fractional share. See "--Fractional Shares."

ELECTION PROCEDURES; PRORATION

  Election Procedures. Subject to allocation and proration as described below, each record holder of shares of Viagene Common Stock (other than shares of Viagene Common Stock owned by Chiron, Merger Sub or any other subsidiary of Chiron, and Dissenting Shares) issued and outstanding immediately prior to the Election Deadline (5:00 p.m., Eastern Daylight Time, on the business day which is two trading days prior to the Effective Time) (which date will be publicly announced by Chiron as soon as practicable but in no event less than five trading days prior to the Effective Time) will be entitled to make a Cash Election to receive Cash Consideration, a Stock Election to receive Stock Consideration, or a Non-Election indicating that such record holder has no preference as to receipt of Cash Consideration or Stock Consideration for such shares. Shares in respect of which a Non-Election is made ("Non-Election Shares") may be deemed by Chiron, in its sole discretion, to be shares in respect of which Cash Elections or Stock Elections have been made. All such elections are to be made on the Form of Election to be mailed to Viagene stockholders of record as of the Record Date. Persons who become stockholders of Viagene after the Record Date may obtain copies of the Form of Election upon request from the Exchange Agent, either in writing to the Exchange Agent at 2 Broadway, New York, New York 10004 or by telephone at (212) 509-4000, extension 227. To be effective, a Form of Election must be (i) properly completed, signed and submitted to the Exchange Agent at 2 Broadway, New York, New York 10004 by the Election Deadline and (ii) accompanied by the certificates representing the shares of Viagene Common Stock as to which the election is being made (or by arrangement for an appropriate Guaranteed Delivery by a commercial bank or trust company in the United States or a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., provided such certificates are in fact delivered to the Exchange Agent within eight trading days after the date of execution of the guarantee of delivery). Should Chiron exercise its option to increase the number of shares to preserve the tax-free reorganization status of the Merger, Viagene will mail a supplemental Proxy Statement-Prospectus to stockholders describing the exercise of the option and providing information regarding the new Election Deadline. Chiron will issue a press release regarding the exercise of the option no later than the date of the mailing of the supplemental Proxy Statement-Prospectus describing the election to issue additional shares and stating the new Election Deadline. Holders of record of shares of Viagene Common Stock who hold such shares as nominees, trustees or in other such representative capacities may submit multiple Forms of Election. Chiron will determine, in its sole and absolute discretion, which authority it may delegate in whole or in part to the Exchange Agent, whether Forms of Election have been properly completed, signed and submitted or revoked. The decision of Chiron (or the Exchange Agent, as the case may be) in such matters will be conclusive and binding. Neither Chiron nor the Exchange Agent will be under any obligation to notify any person of any defect in a Form of Election submitted to the Exchange Agent. A HOLDER OF SHARES OF VIAGENE COMMON STOCK THAT DOES NOT SUBMIT AN EFFECTIVE FORM OF ELECTION PRIOR TO THE ELECTION DEADLINE WILL BE DEEMED TO HAVE MADE A NON-ELECTION.

  If any holder of shares of Viagene Common Stock who demands appraisal of such holder's shares fails to perfect, or effectively withdraws or loses, his or her right to appraisal, as provided in the DGCL, the shares of Viagene Common Stock of such stockholder will be deemed to be Non-Election Shares in accordance with the Merger Agreement. See "Appraisal Rights."

  An election may be revoked, but only by written notice received by the Exchange Agent prior to the Election Deadline. Any certificates representing shares of Viagene Common Stock that have been submitted to the Exchange Agent in connection with an election will be returned without charge to the holder thereof in the event such election is revoked and such holder requests in writing the return of such certificates. Upon any such revocation, unless a duly completed Form of Election is thereafter submitted, such shares of Viagene Common Stock will be deemed to be Non-Election Shares.

  The Effective Time is currently expected to occur on or about September 29, 1995. Accordingly, Viagene stockholders are urged to deliver a properly completed Form of Election together with the applicable stock certificates (or provide for Guaranteed Delivery) to the Exchange Agent no later than 5:00 p.m., Eastern Daylight Time, on September 15, 1995 in order to ensure that their Forms of Election will be received prior to the Election Deadline.

  IN MAKING A STOCK ELECTION OR A CASH ELECTION, VIAGENE STOCKHOLDERS SHOULD CONSIDER THAT BECAUSE THE STOCK CONSIDERATION HAS BEEN FIXED AT 0.155 SHARES OF CHIRON COMMON STOCK FOR EACH SHARE OF VIAGENE COMMON STOCK, AND BECAUSE THE MARKET PRICE OF CHIRON COMMON STOCK IS SUBJECT TO FLUCTUATION, THE MARKET VALUE OF THE SHARES OF CHIRON COMMON STOCK THAT HOLDERS OF VIAGENE COMMON STOCK MAY RECEIVE IN THE MERGER FOR EACH SHARE OF VIAGENE COMMON STOCK MAY BE LESS THAN, EQUAL TO, OR GREATER THAN THE CASH CONSIDERATION OF $9.00. IN ADDITION, BECAUSE OF SUCH FLUCTUATIONS IN THE MARKET VALUE OF CHIRON COMMON STOCK, THE MARKET VALUE OF THE SHARES OF CHIRON COMMON STOCK THAT HOLDERS OF VIAGENE COMMON STOCK MAY RECEIVE IN THE MERGER MAY INCREASE OR DECREASE FOLLOWING THE EFFECTIVE TIME. VIAGENE STOCKHOLDERS ARE ALSO URGED TO CONSIDER THE DIFFERING FEDERAL INCOME TAX CONSEQUENCES IN MAKING THEIR ELECTION, AS DISCUSSED BELOW.

  AN ELECTION TO RECEIVE STOCK CONSIDERATION OR CASH CONSIDERATION MAY NOT BE HONORED WITH RESPECT TO ALL SHARES OF VIAGENE COMMON STOCK HELD BY A VIAGENE STOCKHOLDER DUE TO THE PRORATION PROVISIONS OF THE MERGER AGREEMENT, AS DISCUSSED BELOW. ACCORDINGLY, VIAGENE STOCKHOLDERS MAY NOT RECEIVE ANY OR ALL OF THE MERGER CONSIDERATION IN THE FORM REQUESTED.

  Proration. The Cash Election Number (the maximum number of shares of Viagene Common Stock to be converted into the right to receive Cash Consideration in the Merger) will be equal to the product of (i) 0.40 times (ii) the total number of shares of Viagene Common Stock (other than shares owned by Chiron, Merger Sub or any other direct or indirect subsidiary of Chiron) outstanding at the Effective Time. The Stock Election Number (the number of shares of Viagene Common Stock to be converted into the right to receive Stock Consideration in the Merger) will be equal to the number of shares of Viagene Common Stock issued and outstanding immediately prior to the Effective Time less the sum of (i) the Cash Election Number plus (ii) the number of shares of Viagene Common Stock held by Chiron, Merger Sub or any other direct or indirect subsidiary of Chiron plus (iii) the number of Dissenting Shares.

  In the event that the Cash Election Shares (the aggregate number of shares of Viagene Common Stock in respect of which Cash Elections have been made) exceeds the Cash Election Number, all Stock Election Shares (the shares of Viagene Common Stock in respect of which Stock Elections have been made), and all Non-Election Shares in respect of which Stock Elections are deemed to have been made, will be converted into the right to receive Stock Consideration, and all Cash Election Shares will be converted into the right to receive Stock Consideration or Cash Consideration as follows: (i) Cash Election Shares will be deemed converted to Stock Election Shares, on a pro rata basis for each record holder of shares of Viagene Common Stock with respect to those shares of Viagene Common Stock, if any, of such record holder that are Cash Election Shares, so that the number of Cash Election Shares so converted, when added to the other Stock Election Shares and the Non-Election Shares in respect of which Stock Elections are deemed to have been made, will equal as closely as practicable the Stock Election Number, and all such Cash Election Shares so converted will be converted into the right to receive Stock Consideration (and cash in lieu of fractional shares) and (ii) any remaining Cash Election Shares will be converted into the right to receive Cash Consideration.

  In the event that the aggregate number of Stock Election Shares exceeds the Stock Election Number, all Cash Election Shares and all Non-Election Shares in respect of which Cash Elections are deemed to have been made will be converted into the right to receive Cash Consideration, and all Stock Election Shares will be converted into the right to receive Stock Consideration or Cash Consideration in the following manner: (i) Stock Election Shares will be deemed converted into Cash Election Shares, on a pro rata basis for each record holder of shares of Viagene Common Stock with respect to those shares of Viagene Common Stock, if any, of such record holder that are Stock Election Shares, so that the number of Stock Election Shares so converted, when added to the other Cash Election Shares and Non-Election Shares in respect of which Cash Elections are deemed to have been made, will equal as closely as practicable the Cash Election Number, and all such shares of Viagene Common Stock so converted will be converted into the right to receive Cash Consideration and (ii) the remaining Stock Election Shares will be converted into the right to receive Stock Consideration (and cash in lieu of fractional shares).

FRACTIONAL SHARES

  No certificates or scrip representing less than one share of Chiron Common Stock will be issued upon the surrender for exchange of certificates representing shares of Viagene Common Stock. In lieu of any such fractional shares, each holder of shares of Viagene Common Stock will be paid, upon surrender of a certificate or certificates representing such shares of Viagene Common Stock, an amount in cash determined by multiplying (i) the per share closing sale price of the Chiron Common Stock on the Nasdaq National Market on the date of the Effective Time by (ii) the fractional interest to which such holder would otherwise be entitled (after taking into account all shares of Viagene Common Stock held by such holder).

EFFECTIVE TIME

  The Effective Time of the Merger will be the time and date when a Certificate of Merger is filed with the Secretary of State of the State of Delaware. If the Merger is approved by the stockholders of Viagene, subject to certain conditions described herein, the Effective Time currently is expected to occur on or about September 29, 1995.
PROCEDURES FOR EXCHANGE OF CERTIFICATES


  Viagene stockholders who wish to submit a Form of Election should deliver their stock certificates (or provide for Guaranteed Delivery) together with such Form of Election to the Exchange Agent. Stock certificates should not be sent to Viagene or Chiron. If a stockholder does not submit such stockholder's stock certificates with a properly completed Form of Election (or provide for, and comply with the requirements of, Guaranteed Delivery), then, promptly after the Effective Time, a letter of transmittal and instructions for surrendering stock certificates will be mailed to each such stockholder for use in exchanging such stockholder's stock certificates for certificates evidencing Chiron Common Stock or cash, including cash in lieu of fractional shares.

  As of the Effective Time, Chiron will deposit or cause to be deposited with the Exchange Agent the applicable amounts of shares of Chiron Common Stock and cash that constitute the Merger Consideration. Because the Election Deadline is the business day that is two trading days prior to the Effective Time and Guaranteed Delivery permits the delivery of stock certificates within eight trading days after the execution of the applicable notice of guaranteed delivery, the Merger Consideration will not be distributed until at least six trading days after the Effective Time.

TRANSFER OF VIAGENE COMMON STOCK

  After the Effective Time, there will be no transfers on the stock transfer books of Viagene of the shares of Viagene Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates are presented to the Surviving Corporation, they will be cancelled and exchanged for any shares of Chiron Common Stock to be delivered, and any cash to be paid, upon the due surrender of such certificates.

CONDITIONS TO CONSUMMATION OF THE MERGER

  The obligation of Chiron to consummate the Merger is subject to the following conditions, any or all of which may be waived in whole or in part by Chiron to the extent permitted by applicable law: (i) the Merger Agreement shall have been duly approved by the holders of a majority of the shares of Viagene Common Stock in accordance with applicable law and the Restated Certificate of Incorporation and Bylaws of Viagene; (ii) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and, except such as would not have a material adverse effect on the financial condition, properties, business, prospects or results of operations of Viagene (a "Viagene Material Adverse Effect") or a material adverse effect on the financial condition, properties, business, prospects or results of operations of Chiron and its subsidiaries, taken as a whole (a "Chiron Material Adverse Effect"), all filings required to be made prior to the Effective Time by Viagene with, and all consents, approvals and authorizations required to be obtained prior to the Effective Time by Viagene from, any governmental entity in connection with the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby shall have been made or obtained; (iii) no court or other governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order which is in effect and prohibits consummation of the transactions contemplated by the Merger Agreement or imposes material restrictions on Chiron or Viagene in connection with the consummation of the Merger or with respect to their business operations (collectively, an "Order"); (iv) the representations and warranties of Viagene in the Merger Agreement shall be true in all material respects as of the Effective Time, and Viagene shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement; (v) Chiron shall have received a written opinion of Sullivan & Cromwell relating to certain tax consequences of the Merger (see "--Certain Federal Income Tax Considerations"); (vi) the Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC; and (vii) the number of Dissenting Shares shall not exceed 5 percent of the total number of outstanding shares of Viagene Common Stock.

  The obligations of Viagene to consummate the Merger are subject to the following conditions, any or all of which may be waived in whole or in part by Viagene to the extent permitted by applicable law: (i) the Merger Agreement shall have been duly approved by the holders of a majority of the shares of Viagene Common Stock (other than shares of Viagene Common Stock held by Chiron, Merger Sub, any other subsidiary of Chiron or any affiliates of the foregoing), in accordance with applicable law and the Restated Certificate of Incorporation and Bylaws of Viagene; (ii) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and, except such as would not have a Viagene Material Adverse Effect or a Chiron Material Adverse Effect, all filings required to be made prior to the Effective Time by Chiron with, and all consents, approvals, permits and authorizations required to be obtained prior to the Effective Time by Chiron from, any governmental entity in connection with the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby shall have been made or obtained; (iii) there shall be in effect no Order; (iv) the representations and warranties of Chiron in the Merger Agreement shall be true in all material respects as of the Effective Time and Chiron shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement; and (v) Viagene shall have received a written opinion from Pillsbury Madison & Sutro relating to certain tax consequences of the Merger (see "--Certain Federal Income Tax Considerations").

REGULATORY APPROVALS

  Under the HSR Act and the rules promulgated thereunder by the FTC, certain acquisition transactions, including the Merger, may not be consummated unless certain waiting period requirements have been satisfied. On June 23, 1995, the Notification and Report Forms required pursuant to the HSR Act in respect of the Merger were filed by Chiron and Viagene with the Antitrust Division and the FTC for review in connection with the Merger. The applicable waiting period expired at 11:59 p.m., Eastern Daylight Time, on July 23, 1995.

  Neither Chiron nor Viagene is aware of any other material governmental or regulatory approvals required for consummation of the Merger.

INTERIM OPERATIONS OF VIAGENE

  Prior to the Effective Time, the Merger Agreement requires Viagene (unless Chiron consents in writing to waive any of the following requirements) (i) to conduct its business only in the ordinary and usual course and, to the extent consistent therewith, use its best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees and business associates; (ii) not to create any subsidiaries, amend its Restated Certificate of Incorporation or Bylaws or amend, modify or terminate the Rights Agreement, dated as of November 25, 1994, between Viagene and First Interstate Bank of California, split, combine or reclassify the shares of Viagene Common Stock or Viagene's shares of preferred stock or declare, set aside or pay any dividend in cash, stock or property; (iii) (A) subject to certain exceptions, not to issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible or exchangeable for, or options, warrants, calls, commitments or rights to acquire, any shares of its capital stock, (B) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any assets which it owns or uses or enter into any collaboration, except for any such transaction or collaboration involving the transfer of research materials in the ordinary course of business consistent with past practice, (C) incur or modify any indebtedness or other liability other than in the ordinary and usual course of business, (D) acquire, directly or indirectly, any shares of its capital stock or (E) except as previously disclosed to Chiron, authorize capital expenditures in excess of $50,000 or, other than the acquisition of inventory and supplies in the ordinary course of business consistent with past practice, make any acquisition of, or investment in, assets or stock of any other person or entity (including, subject to certain exceptions, any in-licensing of technology); (iv) subject to certain exceptions, not to grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of Viagene and not establish, adopt, enter into, make any new grants or awards under or amend, any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, employee stock ownership, deferred compensation, employment, termination, severance or other plan or arrangement for the benefit of any directors, officers or employees; (v) not to settle or compromise any material claims or litigation or modify or terminate any of its material contracts or waive, release or assign any material rights or claims;
(vi) not to make any tax election or permit any insurance policy naming it as a beneficiary or loss payable payee to be cancelled or terminated without notice to Chiron, except in the ordinary course of business; and (vii) not to authorize or enter into an agreement to do any of the foregoing.

ACQUISITION PROPOSALS

  Pursuant to the Merger Agreement, Viagene has agreed that it will not (and it will use its best efforts to cause its officers, directors, employees, representatives and agents not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group concerning any Acquisition Proposal (a merger, tender offer or exchange offer, involving Viagene or the sale of all or a significant portion of the assets, or the sale of shares of capital stock or debt securities of Viagene, or any similar transaction involving Viagene). Viagene has also agreed that it would immediately cease any existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing. Notwithstanding the foregoing, the Merger Agreement provides that Viagene may (i) furnish information concerning its business, properties or assets pursuant to appropriate confidentiality agreements in response to an unsolicited request after the date of the Merger Agreement and (ii) negotiate and participate in discussions and negotiations with any entity or group concerning an Acquisition Proposal if such entity or group has submitted a bona fide written proposal to the Viagene Board relating to any such transaction which the Viagene Board determines represents a Superior Proposal (as defined below) if, in the opinion of the Viagene Board, after receipt of advice from outside legal counsel to Viagene, the failure to engage in such discussions or negotiations would cause the Viagene Board to violate its fiduciary duties to Viagene's stockholders under applicable law.

  In addition, the Merger Agreement provides that the Viagene Board will not
(i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Chiron, the approval or recommendation by the Viagene Board of the Merger,
(ii) solicit, approve or recommend, or propose to solicit, approve or recommend, any Acquisition Proposal, or (iii) approve or authorize Viagene's entering into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, however, the Merger Agreement provides that in the event that the Viagene Board receives an Acquisition Proposal that, based on the advice of outside counsel, the Viagene Board is required to consider in the exercise of its fiduciary obligations and that it determines to be a Superior Proposal, the Viagene Board may withdraw or adversely modify its approval or recommendation of the Merger and approve or recommend any such Superior Proposal, approve or authorize Viagene's entering into an agreement with respect to such Superior Proposal, approve the solicitation of additional Acquisition Proposals or terminate the Merger Agreement, in each case at any time after the fourth business day following notice to Chiron advising Chiron that the Viagene Board has received a Superior Proposal. Viagene may take any of such actions only if an Acquisition Proposal that was a Superior Proposal continues to be a Superior Proposal at the expiration of such four-business day period. If the Viagene Board proposes to withdraw or adversely modify its approval or recommendation of the Merger or to approve or recommend any Acquisition Proposal or to authorize Viagene's entering into an agreement with respect to any Acquisition Proposal, concurrently with withdrawing or adversely modifying such approval or recommendation, approving or recommending such Acquisition Proposal or authorizing or approving Viagene's entering into such agreement, Viagene would become obligated to pay to Chiron the Termination Fee (as defined below) upon the consummation of the transaction contemplated by such agreement (see "--Termination; Termination Fee; Amendment and Waiver--Termination Fee").

  A "Superior Proposal" is defined as any bona fide Acquisition Proposal to merge with Viagene or to acquire, directly or indirectly, a material equity interest in or a significant amount of voting securities or assets of Viagene for consideration consisting of cash and/or securities, and otherwise on terms which the Viagene Board determines in its good faith reasonable judgment (based on the advice of a financial advisor of nationally recognized reputation) to provide greater aggregate value to Viagene's stockholders than the Merger.

TERMINATION; TERMINATION FEE; AMENDMENT AND WAIVER

  Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the approval and adoption by holders of Viagene Common Stock: (i) by the mutual consent of the Chiron and Viagene Boards; (ii) by either Chiron or Viagene (A) if any court or any other governmental entity of competent jurisdiction in the United States shall have taken any action permanently restraining, enjoining or otherwise prohibiting the Merger and such action shall have become final and non-appealable, or (B) if the Merger shall not have been consummated by October 31, 1995 (or, in the event that the only condition not satisfied is approval under the HSR Act, December 31, 1995); (iii) by Viagene (A) if there should be any material breach of Chiron's representations, warranties or covenants in the Merger Agreement, which breach is not cured within 10 days of written notice thereof, or (B) to allow Viagene to enter into an agreement which the Viagene Board determines to be a Superior Proposal (provided that, upon such termination, Viagene pays the Termination Fee as described below); (iv) by Chiron if the Viagene Board shall have (A) withdrawn or modified, or proposed to withdraw or modify, in a manner adverse to Chiron, its approval or recommendation of the Merger Agreement or the Merger, (B) solicited, approved or recommended, or proposed to solicit, approve or recommend any Acquisition Proposal, or (C) approved or authorized Viagene's entering into any agreement with respect to any Acquisition Proposal; or (v) by Chiron if Viagene fails to comply in any material respect with the covenants described above under "-- Acquisition Proposals".

  Termination Fee. The Merger Agreement provides that Viagene, if requested by Chiron, will promptly, but in no event later than two business days after the date of such request, pay Chiron a fee of $2,000,000 (the "Termination Fee") in same day funds if, after the date, and during the term, of the Merger Agreement any of the following occurs: (i) any corporation, partnership, person, other entity or group other than Chiron or any of its subsidiaries or affiliates shall have become the beneficial owner of 20 percent or more of the outstanding shares of Viagene Common Stock; (ii) Chiron shall have terminated the Merger Agreement for the reasons described in clause (iv) of the immediately preceding paragraph; (iii) Viagene shall have terminated the Merger Agreement pursuant to clause (iii)(B) of the immediately preceding paragraph; or (iv) the stockholders of Viagene shall have failed to vote in favor of, or consent to, the Merger, as applicable, except if such failure results from the failure of Chiron to vote any of the shares of Viagene Common Stock beneficially owned by it in favor of the Merger or to consent to the Merger.

  Amendment and Waiver. The Merger Agreement may be amended in writing by Chiron and Viagene at any time before or after approval thereof by the stockholders of Viagene, but, after any such approval, no amendment may be made which reduces the amount or changes the form of consideration to be paid in the Merger or in any way adversely affects the rights of holders of the shares of Viagene Common Stock without the further approval of such holders. In addition, at any time prior to the Effective Time, Chiron and Viagene may extend the time for performance of any of the obligations or other acts of the other party to the Merger Agreement, waive inaccuracies of representations and warranties contained in the Merger Agreement and waive compliance with any of the agreements or conditions contained therein, in each case by an instrument in writing signed on behalf of the party granting such extension or waiver.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Certain members of Viagene's management and the Viagene Board have interests in the Merger in addition to their interests, if any, as stockholders of Viagene generally. The Viagene Board was aware of these factors and considered them, among other matters, in approving the Merger and the Merger Agreement.

  Executive Compensation Agreements; Officers' Agreements. Viagene is a party to certain Executive Compensation Agreements (the "Executive Compensation Agreements") with the following officers: Robert T. Abbott, R. Jefferson Works, Donald E. Longenecker, Steven Mento, David Hartnett, Douglas Jolly, Kerry Kowal and James Merritt. Pursuant to the Executive Compensation Agreements, if, within the first 12-month period after the occurrence of a change in control of Viagene, the officer voluntarily resigns for "Good Reason" or Viagene terminates the officer's employment for any reason other than "Cause" or "Disability" (in each case as defined in the Executive Compensation Agreements), the officer will be entitled to receive a severance payment equal to a specified portion of the officer's annual base salary (1.0 times the officer's annual base salary, in the case of Messrs. Abbott, Longenecker, Mento and Works, and 0.5 times the officer's annual base salary, in the case of Messrs. Hartnett, Jolly, Kowal and Merritt). The Merger will result in a change in control for purposes of the Executive Compensation Agreements.

  The Executive Compensation Agreements also provide that, in the event of a change in control, the officer will become fully vested in all awards under stock option plans of Viagene (regardless of whether such plans provide for full vesting). However, the officers that are parties to the Executive Compensation Agreements have agreed, pursuant to certain Officers' Agreements entered into between such officers and Chiron in connection with the Merger (the "Officers' Agreements"), that such officers will not exercise any options the vesting of which has been accelerated as a result of the change in control resulting from the Merger until such options would have become vested and exercisable in accordance with their original terms without the effect of such acceleration. In addition, pursuant to the Officers' Agreements, Chiron has agreed to take such action as may be necessary so that if any such officer's employment is terminated other than for Cause, then all options to purchase shares of Chiron Common Stock ("Chiron Options") acquired by such officer upon consummation of the Merger in exchange for unexpired and unexercised options ("Viagene Options") outstanding pursuant to Viagene's 1989 Stock Plan or 1993 Incentive Stock Plan (collectively, the "Viagene Stock Option Plans") will be automatically vested and remain exercisable for a period of one year thereafter.

  Stock Option Plans. The Merger Agreement provides that immediately prior to the Effective Time, Viagene Options may be exercised in full in accordance with their terms. Each Viagene Option not so exercised will be deemed to be automatically converted into a Chiron Option to purchase a number of shares of Chiron Common Stock equal to the number of shares of Viagene Common Stock that could have been purchased under the Viagene Option multiplied by the Option Adjustment Ratio (as defined below) at a price per share of Chiron Common Stock equal to the option exercise price determined pursuant to the Viagene Option divided by the Option Adjustment Ratio. In addition, the Merger Agreement provides that as promptly as possible subsequent to the Effective Time, Chiron will register the Chiron Common Stock underlying such Chiron Options with the SEC on a Form S-8 and keep such registration effective until the final exercise or termination of such Chiron Options. The "Option Adjustment Ratio" is defined as (i) the average of the high and low price of a share of Viagene Common Stock on the last trading day on which shares of Viagene Common Stock are traded before the Effective Time divided by (ii) the average of the high and low price of a share of Chiron Common Stock on the first trading day after the Effective Time. Such Chiron Options will otherwise be subject to the same terms and conditions as the Viagene Options; provided, however, that the vesting schedule for each such Chiron Option will be the vesting schedule of the corresponding Viagene Option in effect on the date of the Merger Agreement as if no change in control had occurred; and provided, further, that in the event the employment of any option holder is terminated by Chiron or Viagene other than for cause, then all such Chiron Options issued in exchange for Viagene Options held by such option holder will automatically be vested in full.

  Indemnification. The Merger Agreement provides that, from and after the Effective Time, the Surviving Corporation will indemnify, defend and hold harmless the present and former officers, directors and employees of Viagene (the "Indemnified Parties") against all losses, expenses (including reasonable attorneys' fees and other expenses of investigation or litigation, including on appeal), claims, damages or liabilities arising out of actions or omissions occurring at or prior to the Effective Time and shall also advance expenses as incurred, provided that the person to whom expenses are advanced provides, if requested, an undertaking to repay such advances under the circumstances contemplated by the DGCL, all as required or permitted pursuant to Viagene's Restated Certificate of Incorporation or Bylaws or indemnification agreements, as in effect on the date of the Merger Agreement.

  The Merger Agreement also provides that Viagene may, at its expense, acquire directors' and officers' liability insurance with respect to liability incurred as a result of matters occurring through the Effective Time so long as the premium therefor is not in excess of $100,000 in the aggregate. In addition, the Merger Agreement provides that Chiron will, for a period of at least three years following the Effective Time, provide the Indemnified Parties with an indemnity of Chiron with coverage similar or superior to that provided under Viagene's directors' and officers' liability insurance policies for the Indemnified Parties; provided, however, that such indemnity will apply only in the event that Viagene and its directors, officers and representatives shall have used their reasonable best efforts to perfect the rights to continue in effect following the Effective Time coverage pursuant to the directors' and officers' liability policy in effect on the date of the Merger Agreement; provided, further, that Chiron will have no obligation to indemnify with respect to any liability to the extent that such liability is paid by the insurer in respect of any insurance policy or which would have been paid had the Indemnified Party acted with reasonable diligence to assert or cooperate in asserting a claim in respect thereof.

EFFECT ON VIAGENE EMPLOYEE BENEFIT PLANS

  Pursuant to the Merger Agreement, Chiron has agreed that, during the period commencing at the Effective Time and ending on the first anniversary thereof, the employees of Viagene will continue to be provided with employee benefit plans (other than stock option or other plans involving the potential issuance of securities of Viagene or Chiron) which in the aggregate are substantially comparable to those provided by Chiron to employees of Chiron holding comparable positions. The Merger Agreement also provides that employees of Viagene will have the same rights as employees of Chiron to participate in Chiron's stock option plans in accordance with the terms thereof, but subject to appropriate transitional provisions to adjust to Chiron's annual grant cycle. In addition, Chiron has agreed to honor without modification all employee (or former employee) benefit obligations accrued as of the Effective Time and all employee severance plans (or policies) and employment or severance agreements.

  For a description of the effect of the Merger on the Viagene Stock Option Plans, see "--Interests of Certain Persons in the Merger--Stock Option Plans."

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following discussion is a summary of the material United States Federal income tax consequences of the Merger and is not intended to be a complete discussion of all potential tax effects that might be relevant to the Merger. It deals only with U.S. Holders. This summary assumes that the Viagene Common Stock has been held as a capital asset. It may not be applicable to certain classes of taxpayers, including, without limitation, insurance companies, tax-exempt organizations, financial institutions, securities dealers, broker-dealers, foreign persons, persons who acquired Viagene Common Stock pursuant to an exercise of employee stock options or rights or otherwise as compensation and persons who hold shares of Viagene Common Stock as part of a straddle or conversion transaction. Moreover, the state, local, foreign and estate tax consequences to Viagene stockholders of the Merger are not discussed.

  This summary is based on laws, regulations, rulings, practice and judicial decisions in effect at the date of this Proxy Statement-Prospectus and the opinion of Sullivan & Cromwell. However, legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences described herein to Viagene stockholders. The opinion of Sullivan & Cromwell set forth in this summary is based, among other things, on assumptions relating to certain facts and circumstances of, and the intentions of the parties to, the Merger, which assumptions will have been made with the consent of Viagene and Chiron. EACH VIAGENE STOCKHOLDER IS URGED TO CONSULT WITH SUCH STOCKHOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE TRANSACTIONS DESCRIBED HEREIN, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF CHANGES IN APPLICABLE TAX LAWS.

  General. Consummation of the Merger is conditioned upon receipt by Chiron of a tax opinion of Sullivan & Cromwell and receipt by Viagene of a tax opinion of Pillsbury Madison & Sutro (collectively, the "Tax Opinions"), dated immediately prior to the Effective Time, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, that Viagene and Chiron will each be a party to the reorganization pursuant to
Section 368(b) of the Code and that neither Viagene nor Chiron will recognize any income, gain or loss as a result of the Merger. The Tax Opinions will be based, among other things, on assumptions relating to certain facts and circumstances of, and the intentions of the parties to, the Merger, which assumptions will have been made with the consent of Viagene and Chiron.

  Exchange of Viagene Common Stock Solely for Cash. A U.S. Holder of Viagene Common Stock who, pursuant to the Merger, exchanges such U.S. Holder's Viagene Common Stock solely for cash generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder's adjusted tax basis in the Viagene Common Stock.

  Exchange of Viagene Common Stock Solely for Chiron Common Stock. A U.S. Holder of Viagene Common Stock who, pursuant to the Merger, exchanges such U.S. Holder's Viagene Common Stock solely for Chiron Common Stock will not recognize any gain or loss upon such exchange.

  The holding period of Chiron Common Stock received by each U.S. Holder of Viagene Common Stock in the Merger will include the holding period of the Viagene Common Stock surrendered therefor. The aggregate adjusted tax basis of such Chiron Common Stock will equal the U.S. Holder's adjusted tax basis in the Viagene Common Stock surrendered. Viagene's stockholders should consult their own tax advisors as to the determination of their adjusted tax basis and holding period in any one share of Chiron Common Stock, as several methods of determination may be available.

  Exchange of Viagene Common Stock for Cash and Chiron Common Stock. Under certain circumstances, a U.S. Holder of Viagene Common Stock may, pursuant to the Merger, exchange a portion of such Viagene Common Stock for Chiron Common Stock and another portion of such Viagene Common Stock for cash (other than cash received in lieu of a fractional share of Chiron Common Stock). Such a U.S. Holder will realize gain or loss equal to the difference between the fair market value of the Chiron Common Stock, plus the amount of cash received, and the U.S. Holder's adjusted tax basis in the Viagene Common Stock surrendered therefor. Such U.S. Holder's gain, if any, will be recognized, however, only to the extent of the cash received by such U.S. Holder; any loss will not be recognized. For purposes of determining the character of any such recognized gain, such U.S. Holder will be treated as having received only Chiron Common Stock in exchange for such U.S. Holder's Viagene Common Stock, and, immediately thereafter, having such Chiron Common Stock redeemed to the extent of the cash actually received by such U.S. Holder. Under Section 302 of the Code, any recognized gain will be capital gain if, after giving effect to the constructive ownership rules of the Code, such deemed redemption is "substantially disproportionate" with respect to such U.S. Holder or is "not essentially equivalent to a dividend". Under Internal Revenue Service guidelines, a hypothetical redemption involving a minority Viagene stockholder whose relative stock interest in Viagene is minimal, who exercises no control over the affairs of Viagene and who experiences, pursuant to the Merger, a reduction in the stockholder's proportionate stock interest will not receive dividend treatment of the cash received in these circumstances under Section 302 (b) (1) of the Code. Because the determination of whether a cash payment will be treated as having the effect of the distribution of a dividend generally will depend in part upon the facts and circumstances of each Viagene stockholder (e.g., whether or not such stockholder also owns any Chiron Common Stock), such stockholders are strongly advised to consult their own tax advisors regarding the tax treatment of cash received in the Merger.

  The holding period of Chiron Common Stock received by each U.S. Holder of Viagene Common Stock in the Merger will include the holding period of the Viagene Common Stock surrendered therefor. In general, the aggregate adjusted tax basis of such Chiron Common Stock will equal the U.S. Holder's adjusted tax basis in the Viagene Common Stock surrendered, decreased by the amount of cash received and increased by the amount of gain recognized by such U.S. Holder, if any.

  Fractional Shares. No fractional shares of Chiron Common Stock will be issued pursuant to the Merger. A U.S. Holder of Viagene Common Stock who, pursuant to the Merger, receives cash in lieu of a fractional share of Chiron Common Stock will be treated as having received such fractional share of Chiron Common Stock pursuant to the Merger and then as having received such cash in a redemption of such fractional share of Chiron Common Stock. Under
Section 302 of the Code, provided that such deemed distribution is "substantially disproportionate" with respect to such U.S. Holder or is "not essentially equivalent to a dividend" after giving effect to the constructive ownership rules of the Code, the U.S. Holder will generally recognize capital gain or loss on such deemed redemption equal to the difference between the amount of cash received and the U.S. Holder's adjusted tax basis in the fractional share of Chiron Common Stock.

  Backup Withholding. Unless an exemption applies, the Exchange Agent will be required to withhold, and will withhold, 31 percent of any cash payments to which a Viagene stockholder is entitled pursuant to the

Merger, unless such stockholder payee provides its taxpayer identification number (i.e., a social security number or employer identification number) and certifies that such number is correct. Each Viagene stockholder is required to complete and sign the Substitute Form W-9 that will be included as part of the Form of Election to avoid backup withholding (or a Form W-8 if the stockholder is a nonresident alien or foreign entity), unless an applicable exemption exists and is substantiated in a manner satisfactory to Chiron and the Exchange Agent.

ACCOUNTING TREATMENT

  If the Merger is consummated, Chiron intends to account for the Merger under the purchase method of accounting.

EXPENSES

  The Merger Agreement provides, in general, that Chiron and Viagene will each pay its own expenses in connection with preparing for, entering into and carrying out the Merger Agreement and consummation of the Merger.

                         CERTAIN RELATED TRANSACTIONS

THE STOCKHOLDERS' AGREEMENT

  In connection with the Merger Agreement, Chiron and certain stockholders of Viagene holding in the aggregate 3,497,575 shares of Viagene Common Stock (or approximately 30.9 percent of the shares of Viagene Common Stock outstanding on the Record Date), executed the Stockholders' Agreement pursuant to which each of such stockholders has agreed to vote (or cause to be voted) the shares of Viagene Common Stock held of record or beneficially owned by such stockholder in favor of the Merger and the Merger Agreement, against any action or agreement that would result in a breach of any covenant, representation or warranty or other obligation or agreement of Viagene under the Merger Agreement and against extraordinary corporate transactions, sales of material amounts of assets of Viagene, changes in the composition of the Viagene Board, capitalization, corporate structure or business or other actions which are intended, or could reasonably be expected, to interfere with or adversely affect the Merger and the transactions contemplated by the Merger Agreement. In addition, such stockholders have granted to Chiron irrevocable proxies to vote the shares of such stockholders with respect to the matters described above. Pursuant to the Stockholders' Agreement, such stockholders have also agreed not to sell, transfer, tender, pledge or otherwise dispose of any of such stockholders' shares of Viagene Common Stock.

  Pursuant to the Stockholders' Agreement, and subject to the conditions set forth therein, each stockholder party thereto has granted to Chiron the option to purchase from such stockholder the shares of Viagene Common Stock owned by such stockholder for consideration consisting of $3.60 in cash per share of Viagene Common Stock (which represents 40 percent of the Cash Consideration of $9.00) and 0.093 shares of Chiron Common Stock per share of Viagene Common Stock (which represents 60 percent of the Stock Consideration of 0.155 shares), and cash in lieu of fractional shares for each such share of Viagene Common Stock. Chiron's right to exercise such option is subject to the conditions that (i) the representations and warranties of Chiron contained in the Merger Agreement are true in all material respects as of the closing with respect to such purchase and (ii) the Merger Agreement shall have been terminated pursuant to its terms (other than by Viagene as a result of a material breach of Chiron's representations, warranties or covenants therein).

RESALES OF MERGER SHARES; AFFILIATE AGREEMENTS

  Merger Shares will be freely transferrable under the Securities Act, except for Merger Shares issued to any person who may be deemed to be an "affiliate" of Viagene within the meaning of Rule 145 under the Securities Act ("Rule 145"). In the Merger Agreement, Viagene has agreed to deliver to Chiron a letter identifying all persons who, to Viagene's knowledge, are, at the time the Merger Agreement is submitted to the stockholders of Viagene for approval, affiliates of Viagene for purposes of Rule 145. In addition, Viagene has agreed to use its reasonable best efforts to cause each such person to deliver to Chiron on or prior to the Effective Time a written agreement in the form included in the Merger Agreement to the effect that such person will not sell, pledge, transfer or otherwise dispose of Merger Shares to be received by such person in the Merger other than pursuant to an effective Registration Statement under the Securities Act, in compliance with Rule 145 or in compliance with another exemption from the registration requirements of the Securities Act.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

  The following unaudited pro forma combined condensed financial statements have been prepared to illustrate the effect of the acquisition of Viagene and include an Unaudited Pro Forma Combined Condensed Balance Sheet as of June 30, 1995, and Unaudited Pro Forma Combined Condensed Statements of Operations for the six months ended June 30, 1995, and for the year ended December 31, 1994. The pro forma financial statements are based on the historical consolidated financial statements of Chiron and historical financial statements of Viagene as well as the historical statements of operations for the year ended December 31, 1994, of CCD, JV Vax B.V. and The Biocine Company along with the pro forma adjustments and elimination entries as presented in the Unaudited Pro Forma Combined Condensed Statement of Operations reported by Chiron on Form 8-K/A dated March 17, 1995 (the "Form 8-K/A"), in connection with Chiron's acquisition from Ciba of CCD and Ciba's interests in The Biocine Company and JV Vax B.V. which was effective as of January 1, 1995. The financial positions and results of operations of CCD, The Biocine Company and JV Vax B.V. are included in Chiron's historical consolidated balance sheet and statement of operations as of and for the six months ended June 30, 1995.

  The Unaudited Pro Forma Combined Condensed Balance Sheet as of June 30, 1995 assumes that the acquisition was consummated on June 30, 1995, and the Unaudited Pro Forma Combined Condensed Statements of Operations for the six months ended June 30, 1995, and for the year ended December 31, 1994, assume that the acquisition had been consummated as of the first day of the periods presented.

  The pro forma adjustments are based on the Merger Agreement and related agreements, which provide for Viagene stockholders to receive Stock Consideration and/or Cash Consideration. For purposes of preparing the unaudited pro forma combined condensed financial information, the value of the Chiron Common Stock to be issued is based upon Chiron's last reported sale price per share of $88.50 on August 14, 1995 and on the total number of shares outstanding of Viagene Common Stock on August 14, 1995 which are not owned by Chiron (9,361,097) plus the number of shares of Viagene Common Stock assumed to be issued upon exercise of options and warrants prior to the Effective Time (1,127,357). The price per share of Chiron Common Stock and the number of shares of Viagene Common Stock outstanding, other than shares owned by Chiron, are subject to change. As a result, the actual purchase price may differ significantly from that presented herein. The estimated aggregate amount to be allocated to the assets acquired consists of (in thousands):

     Chiron Common Stock issued to Viagene stockholders............... $ 86,325
     Cash paid to Viagene stockholders................................   37,758
     Options to purchase Chiron Common Stock issued...................    4,056
     Carrying value of Chiron's initial investment in Viagene.........   14,130
     Estimated costs and expenses of the Merger.......................    3,250
                                                                       --------
                                                                       $145,519
                                                                       ========

  The actual allocation will be based on the estimated fair values of the tangible and intangible assets and liabilities of Viagene at the Effective Time. For purposes of the pro forma financial statements, such allocation has been estimated as follows (in thousands):

     Current assets................................................... $ 27,930
     Property, plant and equipment....................................    7,515
     Liabilities......................................................  (12,586)
     Other assets.....................................................       43
     In-process technology............................................  122,617
                                                                       --------
                                                                       $145,519
                                                                       ========

  The pro forma adjustments are based on preliminary estimates, which are derived from available information and certain assumptions. In accordance with generally accepted accounting principles, the amount allocated to in-process technology will be charged to expense in the quarter in which the Effective Time occurs. This adjustment has been excluded from the Unaudited Pro Forma Combined Condensed Statements of Operations as it is a nonrecurring item. Although Chiron believes, based on available information, that the fair values and allocation of the Merger Consideration included in the unaudited pro forma combined condensed financial statements are reasonable estimates, final purchase accounting adjustments will be made on the basis of evaluations and estimates made after the Effective Time. As a result, the final allocation of costs related to the Merger may differ significantly from that presented herein.

  The Unaudited Pro Forma Combined Condensed Statements of Operations exclude any potential benefits that might result from the acquisition due to synergies that may be derived and from the elimination of any duplicate efforts. The unaudited pro forma combined condensed financial statements do not purport to be indicative of the results that actually would have occurred if the Merger occurred on the dates indicated or indicative of results which may be obtained in the future. The unaudited pro forma combined condensed financial statements should be read in conjunction with the historical consolidated financial statements and accompanying notes for Chiron, Viagene, CCD, The Biocine Company and JV Vax B.V.

                          CHIRON AND VIAGENE COMBINED

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                               JUNE 30, 1995
                                 (IN THOUSANDS)

                                CHIRON     VIAGENE,   PRO FORMA      PRO FORMA
                              CORPORATION    INC.    ADJUSTMENTS     COMBINED
                              -----------  --------  -----------    -----------
Current assets:
  Cash and cash equivalents.. $   82,147   $  6,617   $ (37,758)(4) $    54,850
                                                          3,844 (6)
  Short-term investments in
   marketable debt
   securities................     71,436     14,359         --           85,795
                              ----------   --------   ---------     -----------
    Total cash and short-term
     investments.............    153,583     20,976     (33,914)        140,645
  Accounts receivable........    265,631      2,483        (995)(1)     267,119
  Inventories................    163,781        --          --          163,781
  Other current assets.......     43,711        634          (7)(2)      44,338
                              ----------   --------   ---------     -----------
    Total current assets.....    626,706     24,093     (34,916)        615,883
  Noncurrent investments in
   marketable debt
   securities................    115,017        --          --          115,017
  Property, equipment and
   leasehold improvements,
   net.......................    482,954      7,515         --          490,469
  Intangible assets, net.....    163,950        --      122,617 (2)     163,950
                                                       (122,617)(3)
  Investments in equity
   securities and affiliated
   companies.................     49,800        --      (20,733)(5)      29,067
  Other assets...............     51,626        149        (106)(2)      51,669
                              ----------   --------   ---------     -----------
                              $1,490,053   $ 31,757   $ (55,755)    $ 1,466,055
                              ==========   ========   =========     ===========
Current liabilities:
  Accounts payable........... $   65,140   $  1,632   $    (995)(1) $    65,777
  Accrued compensation and
   related expenses..........     48,355        --        1,000 (2)      49,355
  Short-term borrowings......     97,956        --          --           97,956
  Current portion of unearned
   revenue...................     19,978      1,172         --           21,150
  Current portion of long-
   term debt.................      3,265      1,821         --            5,086
  Taxes payable..............     26,678        --          --           26,678
  Other current liabilities..    122,562        567       3,250 (4)     126,379
                              ----------   --------   ---------     -----------
    Total current
     liabilities.............    383,934      5,192       3,255         392,381
  Long-term debt.............    406,548      4,200         --          410,748
  Other noncurrent
   liabilities...............     37,101      2,193         --           39,294
  Stockholders' equity:
    Common stock and
     additional paid-in
     capital.................  1,604,294     61,205     121,504 (2)   1,694,676
                                                         90,381 (4)
                                                       (145,519)(5)
                                                        (41,033)(5)
                                                          3,844 (6)
    Accumulated deficit......   (960,185)   (41,033)     41,033 (5)  (1,082,802)
                                                       (122,617)(3)
    Cumulative foreign
     currency translation
     adjustment..............      4,010        --          --            4,010
    Unrealized loss from
     investments.............     14,351        --       (6,603)(5)       7,748
                              ----------   --------   ---------     -----------
      Total stockholders'
       equity................    662,470     20,172     (59,010)        623,632
                              ----------   --------   ---------     -----------
                              $1,490,053   $ 31,757   $ (55,755)    $ 1,466,055
                              ==========   ========   =========     ===========

                            See accompanying notes.

                         NOTES TO UNAUDITED PRO FORMA
                       COMBINED CONDENSED BALANCE SHEET

  The Unaudited Pro Forma Combined Condensed Balance Sheet has been prepared to reflect the acquisition of Viagene as if it occurred on June 30, 1995. The acquisition has been accounted for under the purchase method of accounting.

  The following is a summary of reclassifications and adjustments reflected in the Unaudited Pro Forma Combined Condensed Balance Sheet:

    1) Represents the elimination of intercompany receivables and payables as of June 30, 1995.

    2) Represents the adjustments of Viagene's assets and liabilities to their estimated fair values at the date of the acquisition and the accrual of acquisition-related liabilities.

    3) Represents the write-off of acquired in-process technology at the Effective Time. This adjustment is excluded from the Unaudited Pro Forma Combined Condensed Statements of Operations as it is a nonrecurring item.

    4) Represents the issuance of 975,426 shares of Chiron Common Stock at a fair market value of approximately $86.3 million based on $88.50 per share (the last reported sale price of the Chiron Common Stock on August 14, 1995), the payment of $37.8 million in cash to Viagene stockholders, the issuance of options (valued at $4.1 million) to purchase Chiron Common Stock to Viagene optionholders and the accrual of $3.3 million in costs and expenses associated with the transaction.

    5) Represents the elimination of Chiron's initial investment in Viagene under the cost method and the elimination of Viagene's historical accumulated deficit.

    6) Represents the cash receipts from exercise of Viagene stock options and warrants.

                          CHIRON AND VIAGENE COMBINED

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                               YEAR ENDED DECEMBER 31, 1994                    SIX MONTHS ENDED JUNE 30, 1995
                         ---------------------------------------------     --------------------------------------------
                         PRO FORMA             PRO FORMA     PRO FORMA                          PRO FORMA     PRO FORMA
                         CHIRON(1)  VIAGENE   ADJUSTMENTS    COMBINED       CHIRON    VIAGENE  ADJUSTMENTS    COMBINED
                         ---------  --------  -----------    ---------     ---------  -------  -----------    ---------
REVENUES:
 Product sales.........  $779,767   $    --    $     --      $ 779,767     $ 432,242  $   --    $     --      $ 432,242
 Equity in earnings of
  unconsolidated joint
  businesses...........    75,251        --          --         75,251        39,538      --          --         39,538
 Collaborative
  agreement revenues...    67,501     12,895      (1,454)(3)    78,942        10,522    5,762      (1,046)(3)    15,238
 Other revenues........    34,608        --          --         34,608        17,695      --          --         17,695
                         --------   --------   ---------     ---------     ---------  -------   ---------     ---------
 Total revenues........   957,127     12,895      (1,454)      968,568       499,997    5,762      (1,046)      504,713
EXPENSES:
 Research and
  development..........   236,830     21,549      (1,454)(3)   256,925       170,959   13,174      (1,046)(3)   183,087
 Cost of sales.........   348,965        --          --        348,965       198,829      --          --        198,829
 Selling, general and
  administrative.......   291,557      3,398         --        294,955       173,259    2,267         --        175,526
 Write-off of purchased
  in-process
  technologies.........       --         --          --            --        232,415      --          --        232,415
 Costs related to Ciba
  transaction..........       --         --          --            --         49,478      --          --         49,478
 Restructuring and
  reorganization costs.       --         --          --            --         39,055      --          --         39,055
 Other operating
  expenses.............    19,201        --          --         19,201         5,791      --          --          5,791
 Loss on divestiture...    (3,757)       --          --         (3,757)          --       --          --            --
                         --------   --------   ---------     ---------     ---------  -------   ---------     ---------
 Total expenses........   892,796     24,947      (1,454)      916,289       869,786   15,441      (1,046)      884,181
                         --------   --------   ---------     ---------     ---------  -------   ---------     ---------
Income (loss) from
 operations............    64,331    (12,052)        --         52,279      (369,789)  (9,679)        --       (379,468)
Other income (expense),
 net...................    (7,363)     1,140      (1,398)(2)    (7,621)       (3,499)     321        (596)(2)    (3,774)
                         --------   --------   ---------     ---------     ---------  -------   ---------     ---------
Income (loss) before
 income taxes..........    56,968    (10,912)     (1,398)       44,658      (373,288)  (9,358)       (596)     (383,242)
Provision for income
 taxes.................    25,282        --         (489)(4)    24,793        11,661      --         (208)(4)    11,453
                         --------   --------   ---------     ---------     ---------  -------   ---------     ---------
Income (loss) before
 nonrecurring charges..  $ 31,686   $(10,912)  $    (909)    $  19,865     $(384,949) $(9,358)  $    (388)    $(394,695)
                         ========   ========   =========     =========     =========  =======   =========     =========
Income (loss) before
 nonrecurring charges
 per share:              $   0.77                            $    0.47 (5) $   (9.60)                         $   (9.61)(5)
                         ========                            =========     =========                          =========
Nonrecurring charges
 (not included above)..       --         --    $(122,617)(6) $(122,617)          --       --    $(122,617)(6) $(122,617)
                         ========   ========   =========     =========     =========  =======   =========     =========
Nonrecurring charges
 per share.............       --         --                  $   (2.93)(5)       --       --                  $   (2.99)(5)
                         ========   ========                 =========     =========  =======                 =========
Shares used in
 calculation of per
 share amounts.........    40,893                               41,868 (5)    40,086                             41,061 (5)
                         ========                            =========     =========                          =========

                            See accompanying notes.

                         NOTES TO UNAUDITED PRO FORMA
                  COMBINED CONDENSED STATEMENTS OF OPERATIONS

  The Unaudited Pro Forma Combined Condensed Statements of Operations have been prepared to reflect the acquisition of Viagene as if it occurred on January 1, 1994 for the pro forma statement of operations for the year ended December 31, 1994, and on January 1, 1995 for the pro forma statement of operations for the six months ended June 30, 1995. The acquisition has been accounted for under the purchase method of accounting.

  The following is a summary of reclassifications and adjustments reflected in the Unaudited Pro Forma Combined Condensed Statements of Operations:

    1) Included in Chiron's December 31, 1994 pro forma results are the historical statements of operations of CCD, JV Vax B.V. and The Biocine Company along with the adjustments and elimination entries as presented in the Unaudited Pro Forma Combined Condensed Statement of Operations reported by Chiron on Form 8-K/A dated March 17, 1995 (incorporated herein by reference), in connection with Chiron's acquisition from Ciba of CCD and Ciba's interests in The Biocine Company and Biocine S.p.A.

    2) Represents the reduction in interest income earned due to the $37.8 million cash payment made to Viagene stockholders in connection with the Merger less cash received from exercise of Viagene stock options and warrants.

    3) Represents the elimination of revenues recorded by Chiron and expenses recorded by Viagene in connection with research collaboration arrangements between Viagene and Chiron.

    4) Represents the tax effect, where applicable, of the Unaudited Pro Forma Combined Condensed Statements of Operations adjustments based on the statutory rate in effect for the periods shown.

    5) Pro forma combined income (loss) before nonrecurring charges per share amounts as presented in the accompanying Unaudited Pro Forma Combined Condensed Statements of Operations are based on the weighted average number of shares of Chiron Common Stock used in the calculation of income (loss) before nonrecurring charges per share, adjusted to reflect the issuance of 975,426 new shares of Chiron Common Stock to Viagene stockholders.

    6) As required under generally accepted accounting principles, amounts allocated to acquired in-process technology have been written off in the accompanying Unaudited Pro Forma Combined Condensed Balance Sheet. This $122.6 million charge has been excluded from the Unaudited Pro Forma Combined Condensed Statements of Operations as it represents a nonrecurring item.

                      DESCRIPTION OF CHIRON CAPITAL STOCK

DESCRIPTION OF CHIRON COMMON STOCK

  The Certificate of Incorporation, as amended, of Chiron provides that Chiron is authorized to issue up to 100,000,000 shares of Common Stock, par value $0.01 per share, of which 500,000 shares have been specially designated Restricted Common Stock. No shares of Restricted Common Stock are outstanding. As used herein, "Chiron Common Stock" refers to the 99,500,000 shares designated as such and not to the Restricted Common Stock.

  Common Stock. As of August 14, 1995, there were 40,382,190 shares of Chiron Common Stock outstanding held of record by 9,596 stockholders.

  The holders of Chiron Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of Chiron Common Stock are entitled to receive ratably such dividends as may be declared by the Chiron Board out of funds legally available therefor. In the event of liquidation, dissolution or winding up of Chiron, holders of Chiron Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of Chiron Common Stock have no preemptive rights and have no rights to convert their Chiron Common Stock into any other securities. All of the outstanding shares of Chiron Common Stock are, and shares to be issued pursuant to the Merger will be, nonassessable.

  Restricted Common Stock. As of the date of this Proxy Statement-Prospectus, there are no shares of Restricted Common Stock outstanding. The Chiron Board is authorized to fix or alter the rights, preferences, privileges and restrictions of any wholly unissued series of Restricted Common Stock, including the number of shares constituting any such series, and the designation thereof, and to increase or decrease the number of shares of such series (but not below the number of shares of such series then outstanding). Notwithstanding the foregoing, in no event may the amount of any dividend or distribution on liquidation with respect to a share of Restricted Common Stock be greater than the amount distributed with respect to each share of Chiron Common Stock, nor shall the vote per share of Restricted Common Stock be greater than the proportionate vote of the Chiron Common Stock into which such Restricted Common Stock may be convertible.

DESCRIPTION OF CHIRON PREFERRED STOCK

  Chiron is authorized to issue up to 5,000,000 shares of Preferred Stock, par value $0.01 per share ("Chiron Preferred Stock"), none of which is outstanding. Chiron Preferred Stock may be issued in series from time to time with such designations, relative rights, priorities, preferences, qualifications, limitations and restrictions thereof, to the extent that such are not fixed in Chiron's Restated Certificate of Incorporation, as the Chiron Board determines. The rights, preferences, limitations and restrictions of different series of Chiron Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and purchase funds and other matters. The Chiron Board may authorize the issuance of Chiron Preferred Stock which ranks senior to the Chiron Common Stock and Restricted Common Stock with respect to the payment of dividends and the distribution of assets on liquidation. In addition, the Chiron Board is authorized to fix the limitations and restrictions, if any, upon the payment of dividends on Chiron Common Stock and Restricted Common Stock to be effective while any shares of Chiron Preferred Stock are outstanding. The authority of the Chiron Board to issue Chiron Preferred Stock without further stockholder approval could have the effect of delaying, deferring or preventing a change in control of Chiron. Chiron has no present intention to issue any shares of Chiron Preferred Stock.

CERTAIN CHARTER PROVISIONS; RIGHTS PLAN

  Certain Charter Provisions. Certain provisions of Chiron's Restated Certificate of Incorporation and Bylaws may have the effect of delaying, deferring or preventing attempts to acquire control of Chiron. The

Chiron Board is divided into three classes, with the terms of approximately one-third of the incumbent directors expiring each year. A vote of 75 percent of the directors is required to increase or decrease the number of directors. Any vacancies on the Chiron Board and any newly created directorships may only be filled by a two-thirds vote of the remaining directors. In addition, business combinations involving Chiron and a Related Person (as defined below) must be approved by holders of 66 2/3 percent or more of the outstanding shares of voting stock considered as one class, provided that, unless certain requirements concerning the form of consideration, minimum price and other procedures are met, shares beneficially owned by the Related Person are not to be counted in calculating such approval. These requirements do not apply to a business combination that is approved by two-thirds or more of the Continuing Directors (as defined below). "Related Person" is defined generally as any person who is the beneficial owner of 10 percent or more of Chiron's voting stock, and certain affiliates, associates and successors of such person. "Continuing Director" is defined generally as a member of the Chiron Board who
(i) was a member of the Chiron Board on January 1, 1987, (ii) (A) is not a Related Person or a representative of a Related Person who has been a Related Person for less than the immediately preceding 24 months and (B) was a member of the Chiron Board prior to the time any such Related Person became such or
(iii) a successor of a Continuing Director who (A) is not a Related Person or a representative of a Related Person, and (B) was recommended to succeed a Continuing Director by a majority of Continuing Directors.

  Further, corporate action may be taken by the stockholders only at an annual or special meeting, but not by written consent of stockholders in lieu of a meeting. The provisions described above that are contained in Chiron's Restated Certificate of Incorporation are subject to repeal or amendment only upon the approval of 66 2/3 percent or more of the total voting power of all outstanding shares excluding the shares beneficially owned by a Related Person with respect to any repeal or amendment of the provisions relating to business combinations.

  Rights Plan. On August 25, 1994, the Chiron Board declared a dividend of one preferred share purchase right (a "Chiron Right") for each outstanding share of Chiron Common Stock to the holders of record on September 6, 1994 (the "Chiron Rights Record Date") and authorized and directed the issuance of one Chiron Right with respect to each share of Chiron Common Stock that shall become outstanding after September 6, 1994 and before the earlier of (x) the date the Chiron Rights are redeemed or (y) the Distribution Date (as defined below).

  The terms of the Chiron Rights are set forth in a Rights Agreement, dated August 25, 1994, as amended on November 20, 1994 (the "Rights Agreement"), between Chiron and Continental Transfer & Trust Company, as Rights Agent. The following description of the Chiron Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement. Each Chiron Right entitles the registered holder thereof to purchase from Chiron one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Series A Preferred Shares") of Chiron at a price of $325.00, subject to adjustment. The Rights will expire on September 5, 2004, unless such date is extended or unless such Rights are redeemed earlier, and will not be exercisable or transferable separately from shares of Chiron Common Stock until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons becomes the beneficial owner of 15 percent or more of the outstanding Chiron Common Stock (an "Acquiring Person"), or (ii) 10 business days (or such later date as may be determined by action of the Chiron Board prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15 percent or more of such outstanding Chiron Common Stock (the earlier of such dates being called the "Distribution Date").

  The Chiron Rights are not exercisable until the Distribution Date. The Chiron Rights will expire at the close of business on September 5, 2004 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by Chiron.

  Series A Preferred Shares purchasable upon exercise of the Chiron Rights will not be redeemable. Each Series A Preferred Share will be entitled to an aggregate dividend of 100 times the dividend declared per share of Chiron Common Stock. In the event of liquidation, the holders of the Series A Preferred Shares will be entitled to an aggregate payment of 100 times the payment made per share of Chiron Common Stock. Each Series A Preferred Share will have 100 votes, voting together with the shares of Chiron Common Stock. In the event of any merger, consolidation or other transaction in which shares of Chiron Common Stock are exchanged, each Series A Preferred Share will be entitled to receive 100 times the amount received per share of Chiron Common Stock. Because of the nature of such dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Series A Preferred Share purchasable upon exercise of each Chiron Right should approximate the value of one share of Chiron Common Stock.

  In the event that, after the Chiron Rights become exercisable, Chiron is acquired in a merger or other business combination transaction with an Acquiring Person or an affiliate thereof, or 50 percent or more of its consolidated assets or earning power are sold to an Acquiring Person or an affiliate thereof, proper provision will be made so that each holder of a Chiron Right will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Chiron Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Chiron Right.

  In the event that any person or group of affiliated or associated persons becomes the beneficial owner of 15 percent or more of the outstanding shares of Chiron Common Stock, proper provision shall be made so that each holder of a Chiron Right, other than Chiron Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Chiron Common Stock (or cash, other securities or property) having a market value of two times the exercise price of a Chiron Right.

  In connection with Chiron's strategic alliance with Ciba and Ciba's acquisition of approximately 49.5 percent of the outstanding shares of Chiron Common Stock, Chiron amended the Rights Agreement to provide that Ciba would not be deemed to be an Acquiring Person as a result of such acquisition. Accordingly, the Rights did not become exercisable or transferrable separately from the Chiron Common Stock as a result of such acquisition.

CERTAIN RIGHTS OF CIBA

  In connection with its strategic alliance with Ciba (see "Introduction-- Parties to the Merger--Chiron"), Chiron has agreed that, so long as Ciba owns 40 percent of the outstanding Chiron Common Stock, Ciba would have the right to designate three members of the Chiron Board (the "Ciba Directors") and Ciba's approval would be required to effect a variety of transactions, including but not limited to the following: (i) certain stock issuances; (ii) a reclassification, combination, split, subdivision or redemption, purchase or other acquisition, directly or indirectly, of any debt or equity securities or other capital stock of Chiron; (iii) any amendment to Chiron's Restated Certificate of Incorporation or any change in the size or composition of the Chiron Board or any committee thereof; (iv) any amendment to the Chiron Bylaws; (v) the incurrence, assumption or issuance by Chiron or any of its subsidiaries of certain indebtedness; (vi) any transaction involving, or action by, Chiron leading to the acquisition by an entity or group of equity securities representing a percentage of the total voting power of Chiron, or any equity interest in Chiron, greater than 15% or requiring the approval or participation of holders of a majority of the voting stock or equity securities of Chiron; (vii) certain acquisitions for cash and equity securities of Chiron having a fair market value, when taken together with the fair market value given by Chiron for all other acquisitions consummated simultaneously therewith or prior thereto during the same fiscal year, which equals or exceeds $125 million (a "Level II Acquisition"); (viii) any sale, asset exchange, lease, exchange, mortgage, pledge, transfer or other disposition by merger or otherwise by Chiron or any of its subsidiaries (in one transaction or a series of related transactions) of all of the business or assets of Chiron and its subsidiaries taken as a whole or of any part thereof constituting a substantial part of Chiron; (ix) any change in the strategic mission of Chiron and its subsidiaries from that of being a technology-driven health care company; and (x) certain actions relating to the dissolution or liquidation of Chiron or any significant subsidiary thereof and certain events of bankruptcy and insolvency. The Merger will be a Level II Acquisition and was approved by Ciba on April 23, 1995.

  In addition, the approval of a majority of the Ciba Directors will be required for the Chiron Board to approve or authorize, and for Chiron or any of its subsidiaries to do, any of the following: (i) the declaration or payment by Chiron of any extraordinary dividend; and (ii) subject to certain exceptions, the issuance of any equity securities or other capital stock (or any options, warrants or rights with respect thereto) of Chiron or any of its subsidiaries to any of their directors, officers or other employees as compensation.

SECTION 203 OF THE DGCL

  Chiron is subject to Section 203 of the DGCL which, subject to certain exceptions, prohibits a Delaware corporation from engaging in a business combination (as defined therein) with an "interested stockholder" (defined generally as any person who beneficially owns 15 percent or more of the outstanding voting stock of Chiron or any person affiliated with such person) for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned (x) by directors who are also officers of the corporation and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or subsequent to such date the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock of the corporation not owned by the interested stockholder.

LIMITATION ON DIRECTORS' AND OFFICERS' LIABILITY

  Chiron's Restated Certificate of Incorporation limits the liability of directors to the fullest extent permitted by the DGCL. In addition, Chiron's Bylaws provide that the Company shall indemnify directors and officers of Chiron to the fullest extent permitted by such law.

                               APPRAISAL RIGHTS

  Record holders of Viagene Common Stock are entitled to appraisal rights under Section 262 of the DGCL ("Section 262"). The following discussion represents a summary of the material provisions of Section 262. For additional information, reference is made to the full text of Section 262, which is reprinted in its entirety as Appendix B to this Proxy Statement-Prospectus. A person having a beneficial interest in shares of Viagene Common Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect the appraisal rights provided under
Section 262.

  Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, as in the case of the Special Meeting, not less than 20 days prior to the meeting, a constituent corporation must notify each of the holders of its stock for which appraisal rights are available that such appraisal rights are available and include in each such notice a copy of
Section 262. THIS PROXY STATEMENT-PROSPECTUS SHALL CONSTITUTE SUCH NOTICE TO THE RECORD HOLDERS OF VIAGENE COMMON STOCK. ANY SUCH STOCKHOLDER WHO WISHES TO EXERCISE SUCH APPRAISAL RIGHTS SHOULD REVIEW THE FOLLOWING DISCUSSION AND APPENDIX B CAREFULLY, BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS UNDER THE DGCL.

  Under the DGCL, a record holder of shares of Viagene Common Stock who makes the demand described below with respect to such shares, who continuously is the record holder of such shares through the Effective Time, who otherwise complies with the statutory requirements set forth in Section 262 and who neither votes in favor of approval of the Merger Agreement and the Merger nor consents thereto in writing will be entitled to have their shares of Viagene Common Stock appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares as described below. Such holders are, in such circumstances, entitled to appraisal rights because they hold stock of a constituent corporation to the Merger and may be required by the Merger Agreement to accept Merger Consideration, at least in part, in the form of Cash Consideration. Since holders of shares of Viagene Common Stock wishing to exercise appraisal rights must not vote in favor of approval of the Merger Agreement and the Merger, such holders should not deliver unmarked proxies (i.e., proxies without instructions) to Viagene as such proxies will be voted FOR such approval (see "The Special Meeting--General").

  A holder of shares of Viagene Common Stock wishing to exercise his or her appraisal rights must deliver to the Secretary of Viagene, before the vote on the Merger Agreement at the Special Meeting, a written demand for appraisal of his or her shares of Viagene Common Stock. Merely voting or delivering a proxy directing a vote against approval of the Merger Agreement and the Merger will not constitute a demand for appraisal. A written demand is essential. Such written demand must reasonably inform Viagene of the identity of the holder and that such holder intends thereby to demand appraisal of the holder's shares. All written demands for appraisal of Viagene Common Stock should be sent or delivered to Viagene, Inc., 11055 Roselle Street, San Diego, California 92121, Attn: Corporate Secretary. In addition, a holder of shares of Viagene Common Stock wishing to exercise his or her appraisal rights must hold such shares of record on the date the written demand for appraisal is made and must hold such shares continuously through the Effective Time. Stockholders who hold their shares of Viagene Common Stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights must take all necessary steps in order that a demand for appraisal is made by the record holder of such shares and are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by the record holder.

  Within ten days after the Effective Time of the Merger, the Surviving Corporation must send a notice as to the effectiveness of the Merger to each person who has satisfied the appropriate provisions of Section 262 and who is entitled to appraisal rights under Section 262. Within 120 days after the Effective Time, any holder of record of shares of Viagene Common Stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth (i) the aggregate number of shares of Viagene Common Stock not voted in favor of the Merger Agreement and with respect to which demands for appraisal have been received and (ii) the aggregate number of holders of such shares. Any such statement must be mailed within ten days after a written request therefor has been received by the Surviving Corporation.

  Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of shares of Viagene Common Stock who has complied with the foregoing procedures and who is entitled to appraisal rights under
Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the "fair value" of such shares. The Surviving Corporation is not under any obligation to file a petition with respect to the appraisal of the "fair value" of the shares of Viagene Common Stock and neither Chiron nor Viagene presently intends that the Surviving Corporation file such a petition. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262. A holder of shares of Viagene Common Stock will fail to perfect, or effectively lose, his or her right to appraisal if no petition for appraisal of shares of Viagene Common Stock is filed within 120 days after the Effective Time.

  If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine the holders of shares of Viagene Common Stock entitled to appraisal rights and will appraise the "fair value" of the shares of Viagene Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger. Holders considering seeking appraisal should be aware that the "fair value" of their shares of Viagene Common Stock as determined under Section 262 could be more than, the same as, or less than the value of the Merger Consideration they would receive if they did not seek appraisal. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy.

  The Delaware Court of Chancery will determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Viagene Common Stock have been appraised. The costs of the action may be determined by such court and taxed upon the parties as the court deems equitable. The Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any holder of shares of Viagene Common Stock in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares of Viagene Common Stock entitled to appraisal.

  If any holder of shares of Viagene Common Stock who demands appraisal of his or her shares under Section 262 fails to perfect, or effectively withdraws or loses, his or her right to appraisal, as provided in the DGCL, the shares of Viagene Common Stock of such stockholder will be deemed to be Non-Election Shares in accordance with the Merger Agreement. A holder may withdraw his or her demand for appraisal by delivering to the Surviving Corporation a written withdrawal of his or her demand for appraisal and acceptance of the Merger, except that any such attempt to withdraw made more than 60 days after the Effective Time will require the written approval of the Surviving Corporation. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

  Any holder of shares of Viagene Common Stock who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote the shares of Viagene Common Stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares of Viagene Common Stock as of a date prior to the Effective Time).

            COMPARISON OF CERTAIN PROVISIONS OF THE CERTIFICATES OF
                INCORPORATION AND BYLAWS OF CHIRON AND VIAGENE

  At present, the rights of Viagene's stockholders are governed by applicable Delaware law, including the DGCL, the Restated Certificate of Incorporation of Viagene (the "Viagene Certificate") and the Bylaws of Viagene (the "Viagene Bylaws"). If the Merger is consummated, Viagene stockholders who receive shares of Chiron Common Stock will, upon consummation of the Merger, become stockholders of Chiron. The rights of such stockholders as stockholders of Chiron will be governed by applicable Delaware law, including the DGCL, the Restated Certificate of Incorporation of Chiron, as amended (the "Chiron Certificate"), and the Bylaws of Chiron (the "Chiron Bylaws"). The following is a summary of the material differences between the Viagene Certificate and Bylaws, on the one hand, and the Chiron Certificate and Bylaws, on the other hand, which may significantly affect the rights of Viagene stockholders. This summary is qualified in its entirety by reference to the full text of such documents. For information as to how such documents may be obtained, see "Available Information."

AUTHORIZED CAPITAL

  Chiron. The authorized capital stock of Chiron consists of 105,000,000 shares, 100,000,000 of which are shares of Common Stock, par value $0.01 per share (of which 500,000 shares have been specially designated Restricted Common Stock), and 5,000,000 of which are shares of Preferred Stock, par value $0.01 per share. For a description of the Chiron capital stock, see "Description of Chiron Capital Stock."

  Viagene. The authorized capital stock of Viagene consists of 40,000,000 shares, 30,000,000 of which are shares of Common Stock, par value $0.001 per share, and 10,000,000 of which are shares of Preferred Stock, par value $0.001 per share. Subject to the preferential rights of the Viagene Preferred Stock, the holders of Viagene Common Stock are entitled to such dividends as may be declared from time to time by the Viagene

Board from funds legally available therefor, and upon liquidation are entitled to receive pro rata all assets of Viagene available for distribution to such holders. Holders of Viagene Common Stock do not have any preemptive rights. As of the Record Date, 11,316,653 shares of Viagene Common Stock were outstanding and held of record by 266 holders.

DIRECTORS

  Chiron. Under the Chiron Bylaws, the Chiron Board consists of eleven directors. The Chiron Board is divided into three classes, with the terms of approximately one-third of the incumbent directors expiring each year. See "Description of Chiron Capital Stock--Certain Charter Provisions; Rights Plan-- Certain Charter Provisions." On November 20, 1994, in connection with its strategic alliance with Ciba, Chiron and Ciba agreed that of Chiron's eleven directors, three will be Ciba Directors, three will be "Management Directors", two of whom must be the two most senior executives of the Company, and the remainder will be "Independent Directors". Each of the Management Directors and the Independent Directors are nominated by the Nominating Committee of Chiron. The number of directors designated by Ciba will be reduced should Ciba's ownership of Chiron Common Stock decline below certain levels. Neither the Chiron Certificate nor the Chiron Bylaws provides for cumulative voting for the election of directors. The Chiron Bylaws provide that any director may be removed with or without cause by the stockholders.

  Viagene. Under the Viagene Bylaws, the Viagene Board consists of such number of directors as is from time to time determined by resolution of the Viagene Board or by the stockholders at an annual meeting or at any special meeting called for that purpose. The Viagene Certificate provides that the Viagene Board shall be divided into three classes, as nearly equal in number as possible. The Viagene Board is currently fixed at seven directors, each serving a term of three years. Neither the Viagene Certificate nor the Viagene Bylaws provide for cumulative voting for the election of directors. The Viagene Bylaws provide that any director may be removed by the affirmative vote of the holders of a majority of the issued and outstanding shares of stock at an annual meeting or at any special meeting of Viagene stockholders, but only for cause. The vacancy on the Viagene Board created by such removal may be filled by the stockholders at the meeting at which the removal occurred, or, if the stockholders fail to fill such a vacancy, by the majority of the directors then in office.

VOTING RIGHTS; ACTION BY WRITTEN CONSENT

  Chiron. The Chiron Certificate contains certain supermajority vote requirements with respect to certain business combinations involving a Related Person (see "Description of Chiron Capital Stock--Certain Charter Provisions; Rights Plan--Certain Charter Provisions"). Due to Ciba's ownership of a significant percentage of Chiron's outstanding shares of Common Stock (approximately 48.9 percent as of August 14, 1995), as a practical matter, Ciba will be able to control the outcome of most actions requiring stockholder approval. In addition, Ciba has contractual approval rights with respect to certain specified matters. See "Description of Chiron Capital Stock--Certain Rights of Ciba."

  Pursuant to the Chiron Certificate and Bylaws, corporate action may be taken by stockholders only at an annual or special meeting, but not by written consent of stockholders in lieu of a meeting.

  Viagene. The Viagene Certificate does not contain any provisions requiring a supermajority vote with respect to certain business combinations, and Viagene is not a party to any agreements with any Viagene stockholder granting such stockholder approval rights comparable to those granted by Chiron to Ciba. The Viagene Certificate and the Viagene Bylaws specifically deny the power of Viagene stockholders to take action by written consent without a meeting.

CALL OF SPECIAL MEETINGS

  Chiron. The Chiron Bylaws provide that a special meeting of stockholders may be called by the President and shall be called by the President or Secretary at the request in writing of a majority of the Chiron Board.

  Viagene. The Viagene Bylaws provide that a special meeting of stockholders may be called by the Chairman of the Board or the Chief Executive Officer or by resolution approved by a majority of the Viagene Board.

ADVANCE NOTICE OF STOCKHOLDER PROPOSALS

  Chiron. The Chiron Bylaws provide that proposals regarding matters to be acted upon at an annual meeting of stockholders, other than those made by the Chiron Board, must be preceded by at least 20 days' prior written notice.

  Viagene. The Viagene Bylaws provide that for business to be properly brought before an annual meeting by a stockholder, the stockholder must give notice thereof to Viagene not less than 50 days nor more than 75 days prior to the meeting (provided that if less than 65 days' notice of the date of the meeting is given to stockholders, notice by the stockholder must be given not later than the 15th day following the mailing of the notice of the date of the annual meeting).

AMENDMENTS OF BYLAWS

  Chiron. The Chiron Bylaws may be amended by the Chiron Board by the approval of a majority of the directors present at a meeting or by the stockholders by the affirmative vote of the majority of shares present at any regular or special meeting and entitled to vote.

  Viagene. The Viagene Bylaws may be amended by the Viagene Board by the approval of 66 2/3 percent of the total number of authorized directors or by the affirmative vote of at least 66 2/3 percent of the voting power of the outstanding shares of capital stock of Viagene entitled to vote generally in the election of directors, voting together as a single class.

                                 LEGAL MATTERS

  The validity of the Chiron Common Stock that may be issued in connection with the Merger is being passed upon for Chiron by William G. Green, Esq., General Counsel to Chiron. Opinions with respect to certain federal income tax consequences of the Merger will be rendered to Chiron by Sullivan & Cromwell.

                                    EXPERTS

  The financial statements of Viagene included in Viagene's Annual Report on Form 10-K for the year ended December 31, 1994, as amended on May 1, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of Chiron at and for the year ended December 31, 1994 included in Chiron's Annual Report on Form 10-K for the year ended December 31, 1994 (the "Chiron 10-K") and the financial statements of The Biocine Company included in the Form 8-K/A have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. The consolidated financial statements of Chiron at December 31, 1993 and for the years ended December 31, 1993 and December 31, 1992 included in the Chiron 10-K and the consolidated financial statements of CCD included in the Form 8-K/A have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. The consolidated financial statements of JV Vax B.V. included in the Form 8-K/A have been audited by Reconta Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference.

Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                         VIAGENE STOCKHOLDER PROPOSALS

  If the Merger is not consummated, proposals of stockholders of Viagene intended to be presented at the 1996 annual meeting of Viagene must be received no later than January 15, 1996, by the Secretary of Viagene at the principal executive office of Viagene, 11055 Roselle Street, San Diego, California 92121, in order to be eligible for consideration for inclusion in Viagene's proxy statement for such meeting.

                                                                      APPENDIX A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                    BETWEEN

                                 VIAGENE, INC.,

                            A DELAWARE CORPORATION,

                                      AND

                              CHIRON CORPORATION,

                             A DELAWARE CORPORATION

                           DATED AS OF APRIL 23, 1995

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
 ARTICLE I   The Merger; Closing; Effective Time........................   A-1
    1.1      The Merger.................................................   A-1
    1.2      Closing....................................................   A-1
    1.3      Effective Time.............................................   A-1
             Certificate of Incorporation and By-Laws of the Surviving
 ARTICLE II  Corporation................................................   A-2
    2.1      The Certificate of Incorporation...........................   A-2
    2.2      The By-Laws................................................   A-2
 ARTICLE III Officers and Directors of the Surviving Corporation........   A-2
    3.1      Officers and Directors.....................................   A-2
 ARTICLE IV  Conversion or Cancellation of Shares in the Merger.........   A-2
    4.1      Conversion or Cancellation of Shares.......................   A-2
             (a) Conversion of Shares...................................   A-2
             (b) Cancellation of Shares.................................   A-2
             (c) Merger Sub.............................................   A-3
    4.2      Allocation of Merger Consideration; Election Procedures....   A-3
             (a) Allocation.............................................   A-3
             (b) Election Procedures....................................   A-3
             (c) Transfers..............................................   A-5
             (d) Termination of Exchange Fund...........................   A-5
    4.3      No Fractional Shares.......................................   A-5
    4.4      Dissenters' Rights.........................................   A-5
    4.5      Stock Option Plan..........................................   A-5
 ARTICLE V   Representations and Warranties.............................   A-6
    5.1      Representations and Warranties of the Company..............   A-6
             (a) Corporate Organization and Qualification...............   A-6
             (b) Corporate Authority....................................   A-6
             (c) Governmental Filings; No Violations....................   A-6
             (d) Capital Structure......................................   A-7
             (e) Company Reports; Financial Statements..................   A-7
             (f) Absence of Certain Changes or Events...................   A-8
             (g) Litigation and Liabilities.............................   A-9
             (h) Employee Benefits......................................   A-9
             (i) Brokers and Finders....................................  A-10
             (j) Takeover Statutes......................................  A-10
             (k) Subsidiaries...........................................  A-10
             (l) Invention and Secrecy..................................  A-10
             (m) Patents and Trademarks.................................  A-10
             (n) Title to Property and Assets...........................  A-10
             (o) Tax Returns and Payments...............................  A-11
             (p) Insurance..............................................  A-11
             (q) Labor Agreements and Actions...........................  A-11
             (r) Voting Arrangements....................................  A-11
             (s) Environmental..........................................  A-11
             (t) Minute Books...........................................  A-12
             (u) Real Property Holding Company..........................  A-12
             (v) Information............................................  A-12

                                                                          PAGE
                                                                          ----
    5.2       Representations and Warranties of Purchaser...............  A-13
              (a) Corporate Organization and Qualification..............  A-13
              (b) Corporate Authority...................................  A-13
              (c) Governmental Filings; No Violations...................  A-13
              (d) Capital Structure; Purchaser Shares...................  A-13
              (e) Purchaser Reports.....................................  A-14
              (f) Absence of Certain Changes or Events..................  A-14
              (g) Brokers and Finders...................................  A-15
              (h) Information...........................................  A-15
 ARTICLE VI   Covenants.................................................  A-15
    6.1       Interim Operations of the Company.........................  A-15
    6.2       Acquisition Proposals.....................................  A-16
    6.3       Meetings of Purchaser's Stockholders......................  A-17
    6.4       Filings; Other Action.....................................  A-17
    6.5       Access....................................................  A-17
    6.6       Notification of Certain Matters...........................  A-17
    6.7       Publicity.................................................  A-18
    6.8       Employee Benefits.........................................  A-18
    6.9       Other Actions by the Company..............................  A-18
              (a) Rights................................................  A-18
              (b) Takeover Statute......................................  A-18
    6.10      Affiliates Agreements.....................................  A-18
    6.11      Letter of the Company's Accountants.......................  A-18
    6.12      Registration Statement....................................  A-19
    6.13      Indemnification of Directors and Officers.................  A-19
    6.14      No Changes in Purchaser Shares............................  A-20
 ARTICLE VII  Conditions................................................  A-20
    7.1       Conditions to Obligations of Purchaser....................  A-20
              (a) Stockholder Approval..................................  A-20
              (b) Governmental and Regulatory Consents..................  A-20
              (c) Litigation............................................  A-20
              (d) Representations and Warranties; Performance of
              Obligations...............................................  A-20
              (e) Tax Free Reorganization...............................  A-20
              (f) Registration Statement................................  A-20
              (g) Dissenting Shares.....................................  A-20
    7.2       Conditions to Obligations of the Company..................  A-20
              (a) Stockholder Approval..................................  A-21
              (b) Governmental and Regulatory Consents..................  A-21
              (c) Order.................................................  A-21
              (d) Representations and Warranties; Performance of
              Obligations...............................................  A-21
              (e) Tax Free Reorganization...............................  A-21
 ARTICLE VIII Termination, Amendment and Waiver.........................  A-21
    8.1       Termination...............................................  A-21
    8.2       Effect of Termination.....................................  A-22
    8.3       Amendment.................................................  A-22
    8.4       Waiver....................................................  A-22
 ARTICLE IX   Miscellaneous and General.................................  A-22
    9.1       Payment of Expenses.......................................  A-22
    9.2       Survival..................................................  A-22

                                                                           PAGE
                                                                           ----
    9.3 Counterparts.....................................................  A-23
    9.4 Governing Law....................................................  A-23
    9.5 Notices..........................................................  A-23
    9.6 Entire Agreement, etc............................................  A-23
    9.7 Definition of "Subsidiary".......................................  A-23
    9.8 Captions.........................................................  A-23

                                    EXHIBITS

Exhibit A      Affiliates Agreement

                         AGREEMENT AND PLAN OF MERGER

  AGREEMENT AND PLAN OF MERGER (hereinafter called this "Agreement"), dated as of April 23, 1995, between Viagene, Inc., a Delaware corporation (the "Company"), and Chiron Corporation, a Delaware corporation ("Purchaser"), the Company and Purchaser sometimes being hereinafter collectively referred to as the "Constituent Corporations."

                                   RECITALS

  WHEREAS, the Boards of Directors of Purchaser and the Company each have determined that it is in the best interests of their respective stockholders for the Company to merge with and into a wholly-owned subsidiary of Purchaser ("Merger Sub"), upon the terms and subject to the conditions set forth herein;

  WHEREAS, for Federal income tax purposes, it is intended that the Merger (as hereinafter defined) shall qualify as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");
and

  WHEREAS, the Company and Purchaser desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

  NOW, THEREFORE, in consideration of the premises and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE I

                      THE MERGER; CLOSING; EFFECTIVE TIME

  1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.3) the Company shall be merged with and into Merger Sub and the separate corporate existence of the Company shall thereupon cease (the "Merger"). Merger Sub shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation") and shall continue to be governed by the laws of the State of Delaware, and the separate corporate existence of Merger Sub with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects specified in the Delaware General Corporation Law (the "DGCL").

  1.2 Closing. The closing of the Merger (the "Closing") shall take place (i) at the offices of Pillsbury Madison & Sutro, 235 Montgomery Street, San Francisco, CA at 9:00 A.M. on the first business day on which the last to be fulfilled or waived of the conditions set forth in Article VII hereof shall be fulfilled or waived in accordance with this Agreement or (ii) at such other place and time and/or on such other date as the Company and Purchaser may agree (the "Closing Date").

  1.3 Effective Time. As soon as practicable following the Closing, and provided that this Agreement shall not have been terminated or abandoned pursuant to Article VIII hereof, the Company and Purchaser will cause a Certificate of Merger (the "Delaware Certificate of Merger") to be executed and filed with the Secretary of State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time and on the date on which the Delaware Certificate of Merger has been duly filed with the Secretary of State of Delaware, and such time is hereinafter referred to as the "Effective Time."

                                  ARTICLE II

     CERTIFICATE OF INCORPORATION AND BY-LAWS OF THE SURVIVING CORPORATION

  2.1 The Certificate of Incorporation. The Certificate of Incorporation of Merger Sub (the "Certificate") in effect at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation, until duly amended in accordance with the terms thereof and the DGCL.

  2.2 The By-Laws. The By-Laws of Merger Sub in effect at the Effective Time shall be the By-Laws of the Surviving Corporation, until duly amended in accordance with the terms thereof and the DGCL.

                                  ARTICLE III

              OFFICERS AND DIRECTORS OF THE SURVIVING CORPORATION

  3.1 Officers and Directors. The directors of Merger Sub and the officers of the Company at the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-Laws.

                                  ARTICLE IV

              CONVERSION OR CANCELLATION OF SHARES IN THE MERGER

  4.1 Conversion or Cancellation of Shares. The manner of converting or canceling shares of the Company and Purchaser in the Merger shall be as follows:

    (a) Conversion of Shares. Subject to Section 4.2, each share of the Common Stock, par value $0.001 per share, of the Company (the "Shares") issued and outstanding immediately prior to the Effective Time (other than Shares owned by Purchaser, Merger Sub or any other direct or indirect subsidiary of Purchaser (collectively, the "Purchaser Companies") or Shares ("Dissenting Shares") that are held by stockholders exercising appraisal rights pursuant to Section 262 of the DGCL (other than Dissenting Shares deemed to be Non-Election Shares pursuant to Section 4.4) shall be converted into, and become exchangeable for, (i) $9.00 in cash (the "Cash Consideration") or (ii) 0.155 Purchaser Shares (as defined below) (as it may be increased as described in this Section 4.1(a), the "Stock Consideration," and, together with the Cash Consideration, the "Merger Consideration"). In the event that the conditions set forth in Section 7.1(e) or 7.2(e) are not fulfilled or waived, Purchaser, at its option, may increase the Stock Consideration to the extent necessary to permit such conditions to be fulfilled. The term "Purchaser Shares" shall mean the validly issued, fully paid and nonassessable shares of Common Stock, par value $0.01 per share, of Purchaser. All references in this Agreement to Purchaser Shares to be issued pursuant to the Merger shall be deemed to include the corresponding Purchaser Rights (as defined in Section 5.2(d) hereof), except where the context otherwise requires. All such Shares shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and each certificate (each a "Certificate") representing any of such Shares shall thereafter represent only the right to receive the Merger Consideration (and the right, if any, to receive cash in lieu of fractional shares) into which such Shares have been converted pursuant to this Article IV, or the right, if any, to receive payment from the Surviving Corporation of the "fair value" of such shares as determined in accordance with Section 262 of the DGCL.

    (b) Cancellation of Shares. Each Share issued and outstanding at the Effective Time and owned by any of the Purchaser Companies, and each Share issued and held in the Company's treasury at the Effective Time, shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be canceled and retired without payment of any consideration therefor and shall cease to exist.

    (c) Merger Sub. At the Effective Time, each share of Common Stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding and each certificate therefor shall continue to evidence one share of Common Stock of the Surviving Corporation.

  4.2 Allocation of Merger Consideration; Election Procedures.

  (a) Allocation. Notwithstanding anything in this Agreement to the contrary, the maximum number of Shares (the "Cash Election Number") to be converted into the right to receive Cash Consideration in the Merger shall be equal to the product of (x) 0.40 times (y) the total number of Shares (other than the number of Shares to be canceled in accordance with Section 4.1(b)) outstanding at the Effective Time. The number of Shares to be converted into the right to receive Stock Consideration in the Merger (the "Stock Election Number") shall be equal to the number of Shares issued and outstanding immediately prior to the Effective Time less the sum of (i) the Cash Election Number plus (ii) the number of Shares to be canceled in accordance with Section 4.1(b) plus (iii) the number of Dissenting Shares, if any, that are not to be treated as Non-Election Shares pursuant to Section 4.4.

  (b) Election Procedures.

  (i) As of the Effective Time, Purchaser shall deposit, or shall cause to be deposited, with an exchange agent selected by Purchaser (the "Exchange Agent"), for the benefit of the holders of Shares, for exchange in accordance with this Article IV, certificates representing Purchaser Shares and any cash to be paid upon due surrender of the Certificates pursuant to the provisions of this Article IV (such cash and certificates for Purchaser Shares, together with the amount of any dividends or distributions payable with respect thereto, being hereinafter referred to as the "Exchange Fund") to be paid and issued pursuant to Section 4.1 hereof and paid pursuant to Section 4.3 hereof in exchange for outstanding Shares. The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the transactions contemplated in this Article IV, and Purchaser shall reimburse the Surviving Corporation for such charges and expenses.

  (ii) Subject to allocation and proration in accordance with the provisions of this Section 4.2, each record holder of Shares (other than Dissenting Shares, if any, that are not to be treated as Non-Election Shares pursuant to
Section 4.4 and Shares to be canceled in accordance with Section 4.1(b)) issued and outstanding immediately prior to the Election Deadline (as defined below) shall be entitled to elect to receive in respect of each such Share (i) Cash Consideration (a "Cash Election") or (ii) Stock Consideration (a "Stock Election") or to indicate that such record holder has no preference as to the receipt of Cash Consideration or Stock Consideration for such Shares (a "Non-Election"). Shares in respect of which a Non-Election is made (including shares in respect of which such an election is deemed to have been made pursuant to this Section 4.2 and Section 4.4 (collectively, "Non-Election Shares") shall be deemed by the Purchaser, in its sole and absolute discretion, to be Shares in respect of which Cash Elections or Stock Elections have been made.

  (iii) Elections pursuant to Section 4.2(b)(i) shall be made on a form to be mutually agreed upon by the Company and Purchaser (a "Form of Election") to be provided by the Exchange Agent for that purpose to holders of record of Shares, together with appropriate transmittal materials, at the time of mailing to holders of record of Shares of the Company's proxy or information statement with respect to its meeting of stockholders (the "Proxy Statement/Prospectus") to approve the transactions contemplated hereby. Elections shall be made by mailing to the Exchange Agent a duly completed Form of Election. To be effective, a Form of Election must be (x) properly completed, signed and submitted to the Exchange Agent at its designated office, by 5:00 p.m., on the business day that is two trading days prior to the Closing Date (which date shall be publicly announced by Purchaser as soon as practicable but in no event less than five trading days prior to the Closing Date) (the "Election Deadline") and (y) accompanied by the certificates representing the Shares as to which the election is being made (or by an appropriate guarantee of delivery of such certificates by a commercial bank or trust company in the United States or a member of a registered national security exchange or of the National Association of Securities Dealers, Inc., provided such certificates are in fact delivered to the Exchange Agent within eight trading days after the date of execution of such guarantee of delivery). The Company shall use its best efforts to make a Form of Election available to all persons who become holders of record of Shares between the date of mailing described in the first sentence of this Section 4.2(b)(ii) and the Election Deadline. Purchaser shall determine, in its sole and absolute discretion, which authority it may delegate in whole or in part to the Exchange Agent, whether Forms of Election have been properly completed, signed and submitted or revoked. The decision of Purchaser (or the Exchange Agent, as the case may be) in such matters shall be conclusive and binding. Neither Purchaser nor the Exchange Agent will be under any obligation to notify any person of any defect in a Form of Election submitted to the Exchange Agent. A holder of Shares that does not submit an effective Form of Election prior to the Election Deadline shall be deemed to have made a Non-Election.

  (iv) An election may be revoked, but only by written notice received by the Exchange Agent prior to the Election Deadline. Any Certificate(s) representing Shares that have been submitted to the Exchange Agent in connection with an election shall be returned without charge to the holder thereof in the event such election is revoked as aforesaid and such holder requests in writing the return of such Certificate(s). Upon any such revocation, unless a duly completed Election Form is thereafter submitted in accordance with paragraph
(b)(ii), such Shares shall be Non-Election Shares. In the event that this Agreement is terminated pursuant to the provisions hereof and any Shares have been transmitted to the Exchange Agent pursuant to the provisions hereof, such Shares shall promptly be returned without charge to the person submitting the same.

  (v) In the event that the aggregate number of Shares in respect of which Cash Elections have been made (collectively, the "Cash Election Shares") exceeds the Cash Election Number, all Shares in respect of which Stock Elections have been made (the "Stock Election Shares") and all Non-Election Shares in respect of which Stock Elections are deemed to have been made shall be converted into the right to receive Stock Consideration, and all Cash Election Shares shall be converted into the right to receive Stock Consideration or Cash Consideration in the following manner:

    (A) Cash Election Shares shall be deemed converted to Stock Election Shares, on a pro-rata basis for each record holder of Shares with respect to those Shares, if any, of such record holder that are Cash Election Shares, so that the number of Cash Election Shares so converted, when added to the other Stock Election Shares, shall equal as closely as practicable the Stock Election Number, and all such Cash Election Shares so converted shall be converted into the right to receive Stock Consideration (and cash in lieu of fractional interests); and

    (B) any remaining Cash Election Shares shall be converted into the right to receive Cash Consideration.

  (vi) In the event that the aggregate number of Stock Election Shares exceeds the Stock Election Number, all Cash Election Shares and all Non-Election Shares in respect of which Cash Elections are deemed to have been made shall be converted into the right to receive Cash Consideration, and all Stock Election Shares shall be converted into the right to receive Stock Consideration or Cash Consideration in the following manner:

    (A) Stock Election Shares shall be deemed converted into Cash Election Shares, on a pro-rata basis for each record holder of Shares with respect to those Shares, if any, of such record holder that are Stock Election Shares, so that the number of Stock Election Shares so converted, when added to the other Cash Election Shares, shall equal as closely as practicable the Cash Election Number, and all such Shares so converted shall be converted into the right to receive the Cash Consideration; and

    (B) the remaining Stock Election Shares shall be converted into the right to receive the Stock Consideration (and cash in lieu of fractional interests).

  (vii) In the event that neither clause (v) nor clause (vi) of this Section 4.2(b) is applicable, all Cash Election Shares and all Non-Election Shares in respect of which Cash Elections are deemed to have been made shall be converted into the right to receive Cash Consideration, and all Stock Election Shares and all Non-Election Shares in respect of which Stock Elections are deemed to have been made shall be converted into the right to receive Stock Consideration (and cash in lieu of fractional interests).

  (viii) The Exchange Agent, in consultation with Purchaser and the Company, shall make all computations to give effect to this Section 4.2.

  (c) Transfers. After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the Purchaser Shares and any cash to be paid upon the due surrender of and in respect of such Certificates pursuant to this Agreement in accordance with the procedures set forth in this Article IV. Certificates surrendered for exchange by any person constituting an "affiliate" of the Company for purposes of Rule 145(c) under the Securities Act of 1933, as amended (the "Securities Act"), shall not be exchanged until Purchaser has received a written agreement from such person as provided in
Section 6.10 hereof.

  (d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any Purchaser Shares) that remains unclaimed by the stockholders of the Company for one year after the Effective Time shall be paid to Purchaser. Any stockholders of the Company who have not theretofore complied with this Article IV shall thereafter look only to Purchaser for payment of their Purchaser Shares and cash payable upon due surrender of their Certificates, and in each case, without any interest thereon. Notwithstanding the foregoing, none of Purchaser, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

  4.3 No Fractional Shares. No certificates or scrip representing less than one Purchaser Share shall be issued upon the surrender for exchange of Certificates representing Shares pursuant to Article IV. In lieu of any such fractional shares, each holder of Shares shall be paid, upon surrender of a Certificate or Certificates representing such Shares, an amount in cash, rounded to the nearest cent, determined by multiplying (i) the per share closing sale price of the Purchaser Shares on the Nasdaq National Market ("Nasdaq NMS") on the date of the Effective Time by (ii) the fractional interest to which such holder would otherwise be entitled (after taking into account all Shares held of record by such holder at the Effective Time).

  4.4 Dissenters' Rights. Any Stockholder who shall have delivered a written demand for appraisal of such Shares, as provided in Section 262 of the DGCL (each a "Dissenting Stockholder"), shall not be entitled to Purchaser Shares or cash pursuant to this Article IV, unless and until the holder thereof shall have failed to perfect or shall have effectively withdrawn or lost such holder's right to dissent from the Merger under the DGCL, and shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to such Shares. If any Dissenting Stockholder shall fail to perfect or shall have effectively withdrawn or lost the right to dissent, the Dissenting Shares held by such Dissenting Stockholder shall thereupon be treated as Non-Election Shares. The Company shall give Purchaser (i) prompt notice of any written demands for appraisal of any Dissenting Shares, attempted withdrawals of such demands, and any other instruments served pursuant to applicable law received by the Company relating to stockholders' rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of Purchaser, voluntarily make any payment with respect to any demands for appraisals of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands.

  4.5 Stock Option Plan. Immediately prior to the Effective Time each unexpired and unexercised option to purchase Shares (each a "Company Option") outstanding pursuant to the Company's 1989 Stock Plan or 1993 Incentive Stock Plan (collectively, the "Company Stock Option Plan") may be exercised in full in accordance with its terms. Each Company Option not so exercised shall be deemed to be automatically converted into an option (a "Purchaser Option") to purchase a number of Purchaser Shares equal to the number of Shares that could have been purchased under the Company Option multiplied by the Option Adjustment Ratio, as defined below (with the resulting number of shares rounded down to the nearest whole share), at a price per Purchaser Share equal to the option exercise price determined pursuant to the Company Option divided by the Option Adjustment Ratio (with the resulting exercise price rounded up to the nearest whole cent). As promptly as possible subsequent to the Effective Time, Purchaser shall register the shares underlying the Purchaser Options with the SEC on a Form S-8 and shall keep such registration effective until the final exercise or termination of all of the Purchaser Options. The "Option Adjustment Ratio" shall be equal to (a) the average of the high and low price of a share on the last trading day on which Shares are traded before the Closing divided by (b) the average of the high and low price of a Purchaser Share on the first trading day after the Closing. Such Purchaser Option shall otherwise be subject to the same terms and conditions as the Company Option; provided that the vesting schedule for such Purchaser Option shall be the vesting schedule of the corresponding Company Option in effect on the date hereof as if no "change of control" had occurred; and provided further that in the event the employment of any option holder is terminated by Purchaser or the Company other than for cause, then all Purchaser Options held by such option holder shall automatically be vested in full. Purchaser shall reserve for issuance a sufficient number of Purchaser Shares for issuance upon exercise of such Purchaser Options.

                                   ARTICLE V

                        REPRESENTATIONS AND WARRANTIES

  5.1 Representations and Warranties of the Company. The Company hereby represents and warrants to Purchaser that:

    (a) Corporate Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except for such failure to so qualify or be in such good standing, which, when taken together with all other such failures, would not have a material adverse effect on the financial condition, properties, business, prospects or results of operations of the Company taken as a whole (a "Company Material Adverse Effect"). The Company has the requisite corporate power and authority to carry on its business as it is now being conducted. The Company has made available to Purchaser a complete and correct copy of the Company's Restated Certificate of Incorporation and By-Laws, each as amended to date. The Company's Restated Certificate of Incorporation and By-Laws so delivered are in full force and effect.

    (b) Corporate Authority. Subject only to approval of this Agreement by the holders of a majority of the outstanding Shares, the Company has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement is a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally. As of the date of this Agreement, the board of directors of the Company (i) has, without a negative vote, approved the Merger and this Agreement and the transactions contemplated herein and (ii) has received the opinion of its financial advisor, Alex. Brown & Sons Incorporated, to the effect that the consideration to be received by the holders of the Shares in the Merger is fair to such holders (other than Purchaser and its affiliates) from a financial point of view, and such opinion (the "Fairness Opinion"), a copy of which has been delivered to Purchaser, has not been withdrawn, revoked or modified.

    (c) Governmental Filings; No Violations.

    (i) Other than the filings provided for in Section 1.3, and as required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and the Securities Exchange Act of 1934 (the "Exchange Act," and all such filings being herein referred to as the "Regulatory Filings"), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any governmental or regulatory authority, agency, commission or other entity, domestic or foreign ("Governmental Entity"), in connection with the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, the failure to make or obtain any or all of which is reasonably likely to have a Company Material Adverse Effect, or could prevent, materially delay or materially burden the transactions contemplated by this Agreement.

    (ii) The Company is not in violation of or default under any provisions of its Restated Certificate of Incorporation or Bylaws or in any material respect in violation of or default under any provision of any instrument, agreement or contract to which it is a party or by which it is bound or, to its knowledge, any provision of any federal or state judgment, order, writ, decree, statute, rule or regulation applicable to the Company, which violation or default would have a Company Material Adverse Effect. The execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated by this Agreement will not, constitute or result in (i) a breach or violation of, or a default under, the Restated Certificate of Incorporation or Bylaws of the Company, (ii) except as set forth on Schedule 5.1(c)(ii) hereto, a breach or violation of, a default under or the triggering of any payment or other material obligations pursuant to, any of the Company's existing Compensation and Benefit Plans (as defined in Section 5.1(h)) or any grant or award made under any of the foregoing, (iii) except as set forth on
  Schedule 5.1(c)(ii), a breach or violation of, or a default under, the acceleration of or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time) pursuant to, any provision of any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation (a "Contract") to which the Company is a party or by or to which the Company or any of its properties or assets is bound or subject or any law, rule, ordinance or regulation or judgment, decree, order, award or governmental or non-governmental permit or license to which the Company is subject or
  (iv) any change in the rights or obligations of any party under any of the Contracts, except, in the case of clause (iii) or (iv) above, for such breaches, violations, defaults, accelerations or changes that, alone or in the aggregate, would not have a Company Material Adverse Effect or that could not result in the creation of any material lien, charge or encumbrance upon any assets of the Company or that could not prevent, materially delay or materially burden the transactions contemplated by this Agreement.

    (d) Capital Structure. The authorized capital stock of the Company consists of 30,000,000 Shares, of which 11,145,267 Shares were outstanding at the close of business on April 17, 1995, and 10,000,000 shares of Preferred Stock par value $.001 per share (the "Preferred Shares"), of which no shares were outstanding on April 17, 1995. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable and not subject to preemptive rights. The Company has no Shares or Preferred Shares reserved for issuance, except that, as of April 17, 1995, there were 2,772,222 Shares reserved for issuance upon exercise of outstanding warrants (the "Company Warrants"), 1,571,685 Shares reserved for issuance pursuant to options granted under the Company Stock Option Plan, and 30,000 Preferred Shares reserved for issuance pursuant to the Rights Agreement, dated as of November 25, 1994 (the "Company Rights Agreement"), between the Company and First Interstate Bank of California. As of the date of this Agreement, except for this Agreement, and as disclosed in this Section 5.1(d), there are no options, warrants, calls, rights, commitments or agreements of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of the Company or obligating the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. Immediately prior to the Effective Time, no Shares, Preferred Shares or any other securities of the Company will be subject to issuance pursuant to the Rights Agreement, and after the Effective Time the Surviving Corporation will have no obligation to issue, transfer or sell any securities of the Surviving Corporation pursuant to any Compensation and Benefit Plan (as defined in Section 5.1(h)).

    (e) Company Reports; Financial Statements.

    (i) The Company has filed with the Securities and Exchange Commission (the "SEC") and delivered to Purchaser the Company's Annual Report on Form 10-K for the year ended December 31, 1994 (the "1994 Form 10-K") and any other registration statements, schedules, reports, proxy statements or information statements (collectively, "Company Reports") filed or required to be filed since December 31, 1994. As of their respective dates, the Company Reports complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder applicable to the Company Reports, and the Company Reports did not, and any Company Reports filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The financial statements of the Company included in the Company Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the financial position of the Company as of the dates thereof and its results of operations, stockholders equity and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). The Company has delivered to Purchaser a copy of the financial statements included in the 1994 Form 10-K (including an auditor's opinion). Except as set forth in the Company Reports, to the Company's knowledge the Company has no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by generally accepted accounting principles to be set forth on a balance sheet of the Company or in the notes thereto, other than liabilities and obligations incurred in the ordinary course of business consistent with prior practice and experience since December 31, 1994.

    (ii) None of the information supplied or to be supplied by the Company for inclusion in (A) the Proxy Statement/Prospectus and (B) the registration statement on Form S-4 or other appropriate registration form to be filed with the SEC by Purchaser in connection with the offer and issuance of the Purchaser Shares in or as a result of the Merger (the "Registration Statement") including the Proxy Statement/Prospectus included therein will, in the case of the Proxy Statement/Prospectus, at the time of mailing of the Proxy Statement/Prospectus to stockholders of the Company and at the time of the meeting of such stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made, in light of the circumstances under which they are made, not misleading or, in the case of the Registration Statement, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to information supplied by Purchaser for inclusion in the Proxy Statement/Prospectus.

    (f) Absence of Certain Changes or Events. Except as disclosed in the Company Reports filed with the SEC and publicly available prior to the date hereof, since December 31, 1994, the Company has conducted its business only in, and has not engaged in any material transaction other than according to, the ordinary and usual course of such business and there has not been (i) any change in the assets, liabilities, financial condition, operating results or prospects of the Company from that reflected in the financial statements contained in the 1994 Form 10-K, except changes in the ordinary course of business, including losses from operations, which have not been, in the aggregate, materially adverse; (ii) any damage, destruction or loss, whether or not covered by insurance, having a Company Material Adverse Effect; (iii) any waiver by the Company of a valuable right or of a material debt owed to it; (iv) any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Company, except in the ordinary course of business and which is not material to the assets, properties, financial condition, operating results or business of the Company (as such business is presently conducted); (v) any change or amendment to a material Contract by which the Company or any of its assets or properties is bound or subject; (vi) except as set forth on Schedule 5.1(f), any material change in any compensation arrangement or agreement with any employee, director or consultant; (vii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company's capital stock; or (viii) any split, combination or reclassification of any of its capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock. Except as set forth on Schedule 5.1(f) or in the Company Reports, since December 31, 1994, there has not been (x) any granting by the Company to any executive officer of the Company of any increase in compensation, except in the ordinary course of business consistent with prior practice or as was required under employment agreements in effect on December 31, 1994, (y) any granting by the Company to any such executive officer of any increase in severance or termination pay, except as was required under any employment, severance or termination agreements in effect on December 31, 1994, or (z) any entry by the Company into any employment, severance or termination agreement with any such executive officer.

    (g) Litigation and Liabilities. Except as disclosed in the Company Reports filed with the SEC prior to the date hereof and as set forth on
  Schedule 5.1(g), as of the date of this Agreement, there is no action, suit, proceeding or investigation pending or currently threatened against the Company (i) which questions the validity of this Agreement or the right of the Company to enter into it, or to consummate the transactions contemplated hereby, or (ii) which might result, either individually or in the aggregate, in a Company Material Adverse Effect or prevent, materially delay or materially burden the transactions contemplated by this Agreement, or any change in the current equity ownership of the Company, nor is the Company aware that there is any reasonable basis for the foregoing. The foregoing includes, without limitation, actions pending or threatened (or any reasonable basis therefor known to the Company) involving the prior employment of any of the Company's employees, their use in connection with the Company's business of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers. The Company is not a party or subject to the provisions of any order (except as imposed by laws of general application), writ, injunction, judgment or decree (except as imposed by laws of general application) of any court or government agency or instrumentality, except such as would not have a Company Material Adverse Effect.

    (h) Employee Benefits.

    (i) To the extent required to be disclosed therein, the Company Reports accurately describe all bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plans, all employment or severance contracts, other material employee benefit plans and any applicable "change of control" or similar provisions in any plan, contract or arrangement which cover employees or former employees of the Company (the "Compensation and Benefit Plans"). The Compensation and Benefit Plans and all other benefit plans, contracts or arrangements (regardless of whether they are funded or unfunded) covering employees or former employees of the Company (the "Employees"), including, but not limited to, "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") are listed in
  Schedule 5.1(h). True and complete copies of all Compensation and Benefit Plans and such other benefit plans, contracts or arrangements, including, but not limited to, any trust instruments and/or insurance contracts, if any, forming a part of any such plans and agreements, and all amendments thereto have been made available to Purchaser.

    (ii) The Company does not have and has not had at any time any employee benefit plan as described in Section 3(2)(A) or Section 3(2)(B) of ERISA. All other employee benefit plans subject to the provisions of ERISA are in material compliance with the provisions of ERISA.

    (iii) The Company does not have any obligations for retiree health and life benefits under any Compensation and Benefit Plan, except as set forth on Schedule 5.1(h). There are no restrictions on the rights of the Company to amend or terminate any such Compensation and Benefit Plan without incurring any liability thereunder.

    (iv) Except as set forth on Schedule 5.1(h) hereto, the Company is not a party to any oral or written (A) agreements with any executive officer or other key employee of the Company, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company of the nature contemplated by this Agreement, (B) agreements with respect to any executive officer of the Company providing any term of employment or compensation guarantee extending for a period longer than one year and for the payment of in excess of $150,000 per annum or (C) agreements or plans, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

    (i) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the transactions contemplated herein, except that the Company has employed Alex. Brown & Sons Incorporated as its financial advisors, the arrangements with which have been disclosed in writing to Purchaser prior to the date hereof.

    (j) Takeover Statutes. No "fair price", "moratorium", "control share acquisition" or other similar antitakeover statute or regulation (each a "Takeover Statute") is applicable to the Merger, except for any such statutes or regulations as to which all necessary action has been taken by the Company and its Board of Directors to permit the consummation of the Merger in accordance with the terms hereof.

    (k) Subsidiaries. The Company does not presently own or control, directly or indirectly, any interest in any other corporation, association, partnership or other business entity.

    (l) Invention and Secrecy. All current and to the best of its knowledge all former key employees and officers of the Company have executed an Employee's Invention and Proprietary Information Agreement in the form previously furnished to Purchaser. The Company, after reasonable investigation, is not aware that any of such key employees or officers is in violation thereof, and the Company will use its best efforts to prevent any such violation.

    (m) Patents and Trademarks. To the best of its knowledge, the Company has sufficient title and ownership of all patents, trademarks, service marks, trade names, copyrights, trade secrets, information, proprietary rights and processes necessary for its business as now conducted and as proposed to be conducted without any conflict with or infringement of the rights of others. Except as disclosed in the Company Reports, there are no outstanding options, licenses or agreements of any kind relating to the foregoing, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other person or entity used in or necessary to the business of the Company as conducted and as proposed to be conducted, in each case except such as would not have a Company Material Adverse Effect. Except as set forth on Schedule 5.1(m), the Company has not received any communication alleging that the Company has violated or, by conducting its business as conducted or as proposed, would violate any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity, in each case except such as would not have a Company Material Adverse Effect. The Company is not aware that any of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order (except as imposed by laws of general application) of any court or administrative agency, that would interfere with the use of his or her best efforts to promote the interests of the Company or that would conflict with the Company's business as conducted or as proposed to be conducted, in each case except such as would not have a Company Material Adverse Effect. Neither the execution nor the delivery of this Agreement, nor the carrying on of the Company's business by the employees of the Company, will, to the Company's knowledge, conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which any of such employees is now obligated, which conflict or default would have a Company Material Adverse Effect.

    (n) Title to Property and Assets. The Company owns its property and assets free and clear of all mortgages, liens, loans and encumbrances, except such encumbrances and liens which arise in the ordinary course of business and do not materially impair the Company's ownership or use of such property or assets. With respect to the property and assets it leases, the Company is in compliance with such leases and, to the best of its knowledge, holds a valid leasehold interest free of any material liens, claims or encumbrances.

    (o) Tax Returns and Payments. The Company has timely filed all tax returns and reports as required by law and paid all taxes shown as due thereon. These returns and reports are true, correct and complete in all material respects. The Company has paid all taxes and other assessments due prior to the time penalties would accrue thereon. The provision for taxes of the Company as set forth in the most recent balance sheet included in the financial statements forming a part of the 1994 Form 10-K is adequate for all taxes due or accrued as of the date thereof, whether or not shown as being due on any returns or reports. No claim for unpaid taxes has become a lien or encumbrance of any kind against the property of the Company or is being asserted against the Company; no audit of any tax return of the Company is being conducted by a tax authority; and no extension of the statute of limitations for the assessment of any taxes has been granted by the Company and is currently in effect. Except as set forth on Schedule 5.1(o) hereto, the Company has not made, is not obligated to make, and is not a party to any agreement that could reasonably be expected to obligate it to make, any payments that are "parachute payments" within the meaning of Section 280G of the Code (determined without regard to whether any portion of such payment is reasonable compensation for personal services actually rendered).

    (p) Insurance. The Company has in full force and effect fire and casualty insurance policies, with extended coverage, sufficient in amount (subject to reasonable deductibles) to allow it to replace any of its properties that might be damaged or destroyed.

    (q) Labor Agreements and Actions. The Company is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or, to the knowledge of the Company, has sought to represent any of the employees of the Company. There is no strike or other labor dispute involving the Company pending, or to the knowledge of the Company threatened, which could have a Company Material Adverse Effect, nor is the Company aware of any labor organization activity involving its employees. The Company is not aware that any officer or key employee, or that any group of key employees, intends to terminate their employment with the Company, nor does the Company have a present intention to terminate the employment of any of the foregoing.

    (r) Voting Arrangements. Except for the Voting Agreement, dated as of November 12, 1993, among the Company, Purchaser and certain holders of Shares, to the Company's knowledge there are no outstanding stockholder agreements, voting trusts, proxies or other arrangements or understandings among the stockholders of the Company relating to the voting of their respective shares.

    (s) Environmental. Except such as would not have a Company Material Adverse Effect, (i) the businesses as presently or formerly engaged in by the Company are and have been conducted in compliance in all material respects with all applicable Environmental Laws (as defined below), including, without limitation, having all required permits, licenses and other approvals and authorizations, during the time the Company engaged in such businesses, (ii) to the best of the Company's knowledge, the properties presently or formerly owned or operated by the Company (including, without limitation, soil, groundwater or surface water on, under or adjacent to the properties, and buildings thereon) (the "Properties") do not contain any Hazardous Substance (as defined below) other than as permitted under applicable Environmental Law (provided, however, that with respect to Properties formerly owned or operated by the Company, such representation is limited to the period the Company owned or operated such Properties), (iii) the Company has not received any notices, demand letters or request for information from any Federal, state, local or foreign governmental entity or any third party indicating that the Company may be in violation of, or liable under, any Environmental Law in connection with the ownership or operation of the Company's businesses,
  (iv) there are no civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings pending or, to the best of the Company's knowledge, threatened against the Company with respect to the Company or the Properties relating to any violation, or alleged violation, of any Environmental Law, (v) no reports have been filed, or are required to be filed, by the Company concerning the release of any Hazardous Substance or the threatened or actual violation of any Environmental Law on or at the Properties, (vi) no Hazardous Substance has been disposed of, transferred, released or transported from any of the Properties during the time such Property was owned or operated by the Company, other than as permitted under applicable Environmental Law, (vii) there have been no environmental investigations, studies, audits, tests, reviews or other analyses conducted by or which are in the possession of the Company relating to the Company or the Properties which have not been delivered to Purchaser prior to the date hereof, (viii) there are no underground storage tanks on, in or under any of the Properties and no underground storage tanks have been closed or removed from any Properties which are or have been in the ownership of the Company (provided, however, that with respect to Properties formerly owned or operated by the Company, the representations in this subsection (viii) are limited to the period the Company owned or operated such Properties), (ix) there is no asbestos present in any Property presently owned or operated by the Company, and no asbestos has been removed from any Property while such Property was owned or operated by the Company, (x) none of the Properties has been used at any time by the Company as a sanitary landfill or hazardous waste disposal site and (xi) the Company has not incurred, and none of the Properties (provided, however, that with respect to Properties formerly owned or operated by the Company, such representation is limited to the period the Company owned or operated such Properties) are presently subject to, any material liabilities (fixed or contingent) relating to any suit, settlement, court order, administrative order, judgment or claim asserted or arising under any Environmental Law.

    "Environmental Law" means (i) any federal, state and local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, legal doctrine, order, judgment, decree, consent, legal doctrine, order, judgment, decree, injunction, requirement or agreement with any governmental entity, (x) relating to the protection, preservation or restoration of the environment, (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety, or (y) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as amended and as now or hereafter in effect, and
  (ii) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Substance. The term Environmental Law includes, without limitation, the federal Comprehensive Environmental Response Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act, the Federal Water Pollution Control Act of 1972, the federal Clean Air Act, the federal Clean Water Act, the federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the federal Solid Waste Disposal Act and the federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970, each as amended and as now or hereafter in effect.

    "Hazardous Substance" means any substance presently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Substance includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

    (t) Minute Books. The Company has made available to Purchaser all minutes of meetings of directors, committees and stockholders since the time of incorporation which reflect all transactions referred to in such minutes accurately in all material respects.

    (u) Real Property Holding Company. The Company is not a "United States real property holding corporation" (as that term is defined in Section 897(c)(2) of the Code).

    (v) Information. Neither this Agreement, any exhibit hereto, nor any other written statements or certificates made or delivered in connection herewith contains any untrue statement of a material fact made by the Company or omits to state a material fact required to be stated herein or therein by the Company or necessary to make the statements made by the Company herein or therein, in light of the circumstances in which they were made, not misleading.

  5.2 Representations and Warranties of Purchaser. Purchaser represents and warrants to the Company that:

    (a) Corporate Organization and Qualification. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification except for such failure to so qualify or to be in such good standing, which, when taken together with all other such failures, would not have a material adverse effect on the financial condition, properties, business, prospects or results of operations of Purchaser and its subsidiaries, taken as a whole (a "Purchaser Material Adverse Effect"). The Purchaser has the requisite corporate power and authority to carry on its business as it is now being conducted. The Purchaser has made available to the Company a complete and correct copy of the Purchaser's Certificate of Incorporation and By-laws, each as amended to date. The Purchaser's Certificate of Incorporation and By-laws so delivered are in full force and effect.

    (b) Corporate Authority. Purchaser has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement is a valid and binding agreement of Purchaser enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally.

    (c) Governmental Filings; No Violations.

    (i) Other than the Regulatory Filings, no notices, reports or other filings are required to be made by Purchaser with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Purchaser from, any Governmental Entity in connection with the execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby, the failure to make or obtain any or all of which could prevent, materially delay or materially burden the transactions contemplated by this Agreement.

    (ii) The execution and delivery of this Agreement by Purchaser do not, and the consummation of the transactions contemplated hereby by Purchaser will not, constitute or result in (i) a breach or violation of, or a default under, the Certificate of Incorporation or By-Laws of Purchaser or
  (ii) a breach or violation of, a default under, the acceleration of or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time) pursuant to, any provision of any Contract of Purchaser or any law, ordinance, rule or regulation or judgment, decree, order, award or governmental or non-governmental permit or license to which Purchaser is subject, except, in the case of clause (ii) above, for such breaches, violations, defaults or accelerations that, alone or in the aggregate, could not prevent, materially delay or materially burden the transactions contemplated by this Agreement.

    (d) Capital Structure; Purchaser Shares. The authorized capital stock of Purchaser consists of 100,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share. At the close of business on March 31, 1995, (i) 40,045,138 shares of Common Stock and no shares of preferred stock of the Company were issued and outstanding, (ii) no shares of Common Stock were held by Purchaser in its treasury, (iii) 4,832,457 shares of Common Stock were reserved for issuance pursuant to outstanding stock options to purchase shares of Common Stock ("Stock Options") and an additional 3,979,275 shares of Common Stock were available for the grant of Stock Options pursuant to Purchaser's 1991 Stock Option Plan, (iv) 1,092,952 shares of Common Stock were reserved for issuance under Purchaser's 1988 Employee Stock Purchase Plan, (v) 2,195,529 shares of Common Stock were reserved for issuance upon conversion of Purchaser's 1.9% Convertible Subordinated Notes Due 2000, (vi) 810,833 shares of Common Stock were reserved for issuance upon conversion of Purchaser's 5 1/4% Convertible Subordinated Debentures Due 2002, (vii) 442,815 shares of Common Stock were reserved for issuance upon the exercise of outstanding warrants, (viii) 400,451 shares of preferred stock were reserved for issuance in connection with the rights (the "Purchaser Rights") to purchase shares of Common Stock issued pursuant to the Rights Agreement dated as of August 25, 1994 (as amended from time to time, the "Purchaser Rights Agreement"), between Purchaser and Continental Stock Transfer & Trust Company, as Rights Agent (the

  "Purchaser Rights Agent"). All outstanding shares of Purchaser Common Stock are, and all Purchaser Shares to be issued as part of the Merger Consideration will be, when so issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Purchaser Shares will be approved for quotation on Nasdaq NMS. As of the date of this Agreement, except for this Agreement, and as disclosed in this
  Section 5.2(d), there are no options, warrants, calls, rights, commitments or agreements of any character to which Purchaser is a party or by which it is bound obligating Purchaser to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Purchaser or obligating Purchaser to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

    (e) Purchaser Reports.

    (i) Purchaser has filed with the SEC and delivered to the Company its Form 10-K for the year ended December 31, 1994 and other reports, schedules, forms, statements and other documents (collectively, "Purchaser Reports") filed or required to be filed since December 31, 1994. As of their respective dates, Purchaser Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to Purchaser Reports, and Purchaser Reports did not, and any Purchaser Reports filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Purchaser included in Purchaser Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Purchaser and its subsidiaries as of the dates thereof and their consolidated statements of operations, stockholders equity and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Purchaser has delivered to Purchaser a copy of the financial statements included in Purchaser's Annual Report on Form 10-K for the year ended December 31, 1994 (including an auditor's opinion). Except as set forth in Purchaser Reports, to Purchaser's knowledge Purchaser has no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by generally accepted accounting principles to be set forth on a balance sheet of Purchaser or in the notes thereto, other than liabilities and obligations incurred in the ordinary course of business consistent with prior practice and experience since December 31, 1994.

    (ii) None of the information supplied or to be supplied by Purchaser for inclusion in the Proxy Statement/Prospectus will at the time of mailing of the Proxy Statement/Prospectus to stockholders of the Company or at the time of the meeting of such stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder, except that no representation is made by Purchaser with respect to information supplied by the Company for inclusion therein.

    (f) Absence of Certain Changes or Events. Except as disclosed in Purchaser Reports filed with the SEC and publicly available prior to the date hereof, since December 31, 1994, Purchaser has conducted its business only in the ordinary course, and there has not been (i) any change in the assets, liabilities, financial condition, operating results or prospects of Purchaser from that reflected in the most recent financial statements filed with the SEC as part of a Purchaser Reports and publicly available prior to the date hereof, except changes in the ordinary course of business which have not been, in the aggregate, materially adverse, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Purchaser's capital stock,
  (iii) any split, combination or reclassification of any of its capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock,
  (iv) any damage, destruction or loss, whether or not covered by insurance, which would have a Purchaser Material Adverse Effect or (v) any change in accounting methods, principles or practices by Purchaser materially affecting its assets, liabilities or business, except insofar as may have been required by a change in generally accepted accounting principles.

    (g) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the transactions contemplated herein, except that the Company has employed Morgan Stanley & Co. Incorporated as its financial advisors.

    (h) Information. Neither this Agreement nor any other statements or certificates made or delivered in connection herewith contains any untrue statement of a material fact made by the Purchaser or omits to state a material fact required to be stated herein or therein by the Purchaser or necessary to make the statements made by the Purchaser herein or therein not misleading.

                                  ARTICLE VI

                                   COVENANTS

  6.1 Interim Operations of the Company. The Company covenants and agrees that, prior to the Effective Time (unless Purchaser shall otherwise agree in writing and except as otherwise contemplated by this Agreement):

    (a) the business of the Company shall be conducted only in the ordinary and usual course and, to the extent consistent therewith, the Company shall use its best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees and business associates;

    (b) the Company shall not (i) create any subsidiaries; (ii) amend its Restated Certificate of Incorporation or By-Laws or amend, modify or terminate the Rights Agreement; (iii) split, combine or reclassify the outstanding Shares or Preferred Shares; or (iv) declare, set aside or pay any dividend payable in cash, stock or property with respect to the Shares or Preferred Shares;

    (c) the Company shall not (i) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class of the Company or any other property or assets other than (w) Shares issuable under the Company's Employee Stock Purchase Plan (as such plan is in effect on the date hereof), (x) Shares issuable upon exercise of the Company Warrants outstanding on the date hereof, (y) Shares issuable pursuant to options outstanding on the date hereof under the Company Stock Option Plan and (z) grants of additional options under the Company Stock Option Plan to (A) employees of the Company hired after the date hereof for up to an aggregate of 50,000 shares and (B) current employees of the Company for up to an aggregate of 50,000 shares, in each case with an exercise price equal to the fair market value thereof at the time of grant and consistent with past practice and policies currently in effect (provided that no such options shall provide for any increase in, or acceleration of, the benefits provided thereby by the occurrence of any of the transactions contemplated by this Agreement); (ii) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber (each a "transaction") any assets, including, without limitation, all intellectual property and technology rights which it owns or uses, or enter into any collaboration, except for any such transaction or collaboration involving the transfer of research materials in the ordinary course of business consistent with past practice;
  (iii) incur or modify any indebtedness or other liability other than in the ordinary and usual course of business; (iv) acquire directly or indirectly by redemption or otherwise any shares of the capital stock of the Company or (v) except as provided in the Company's capital budget for the 1995 fiscal year heretofore provided to Purchaser, authorize capital expenditures in excess of $50,000 or, other than the acquisition of inventory and supplies in the ordinary course of business consistent with past practice, make any acquisition of, or investment in, assets or stock of any other person or entity (including any in-licensing of technology except for any such in-licensing which involves aggregate consideration the net present value of which is reasonably expected to be less than $50,000 and is in the ordinary course of business consistent with past practice);

    (d) except as otherwise provided herein, the Company shall not grant (except pursuant to existing contractual arrangements disclosed in writing to Purchaser prior to the date hereof) any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company; and the Company shall not establish, adopt, enter into, make any new grants or awards under or amend, any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, employee stock ownership, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

    (e) the Company shall not settle or compromise any material claims or litigation or modify, amend or terminate any of its material Contracts or waive, release or assign any material rights or claims;

    (f) the Company shall not make any tax election or permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without notice to Purchaser, except in the ordinary and usual course of business; and

    (g) except as expressly permitted hereunder, the Company shall not authorize or enter into an agreement to do any of the foregoing.

  6.2 Acquisition Proposals.

  (a) The Company shall not (and the Company shall use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Purchaser or any of its affiliates or representatives) concerning any merger, tender offer or exchange offer, involving the Company or the sale of all or a significant portion of the assets, or the sale of shares of capital stock or debt securities of the Company, or any similar transaction involving the Company (an "Acquisition Proposal"). The Company will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Notwithstanding the foregoing, the Company may (i) furnish information concerning its business, properties or assets to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements (which request is unsolicited after the date of this Agreement), and (ii) negotiate and participate in discussions and negotiations with any such entity or group concerning an Acquisition Proposal (x) if such entity or group has submitted a bona fide written proposal to the Board of Directors of the Company relating to any such transaction which the Board determines represents a Superior Proposal (as defined in Section 6.2(b)) and (y) if, in the opinion of the Board of Directors of the Company, only after receipt of advice from outside legal counsel to the Company, the failure to engage in such discussions or negotiations would cause the Board of Directors to violate its fiduciary duties to the Company's stockholders under applicable law. The Company will promptly communicate to Purchaser the terms of any proposal, discussion, negotiation or inquiry (and will disclose the substance of any written materials received by the Company in connection with such proposal, discussion, negotiation, or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

  (b) Subject to the following sentence, the Board of Directors of the Company shall not (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Purchaser, the approval or recommendation by such Board of Directors of the Merger, (ii) solicit, approve or recommend, or propose to solicit, approve or recommend, any Acquisition Proposal or (iii) approve or authorize the Company's entering into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, in the event the Board of Directors of the Company receives an Acquisition Proposal that based on the advice of outside counsel, the Board of Directors is required to consider in the exercise of its fiduciary obligations and that it determines to be a Superior Proposal, the Board of Directors may (subject to the following sentences) withdraw or adversely modify its approval or recommendation of the Merger and approve or recommend any such Superior Proposal, approve or authorize the Company's entering into an agreement with respect to such Superior Proposal, approve the solicitation of additional Acquisition Proposals or terminate this Agreement, in each case at any time after the fourth business day following notice to Purchaser (a "Notice of Superior Proposal") advising Purchaser that the Board of Directors has received a Superior Proposal, specifying the material terms of the structure of such Superior Proposal. The Company may take any of the foregoing actions pursuant to the preceding sentence only if an Acquisition Proposal that was a Superior Proposal at the time of delivery of a Notice of Superior Proposal continues to be a Superior Proposal in light of any improved transaction proposed by Purchaser prior to the expiration of the four business day period specified in the preceding sentence. In addition, if the Board of Directors proposes to withdraw or adversely modify its approval or recommendation of the Merger or to approve or recommend any Acquisition Proposal or to authorize the Company's entering into an agreement with respect to any Acquisition Proposal, concurrently with withdrawing or adversely modifying such approval or recommendation, approving or recommending such Acquisition Proposal or authorizing or approving the Company's entering into such agreement, the Company shall pay, or cause to be paid, to Purchaser the Termination Fee (as defined in Section 8.2(b)) upon the consummation of the transaction contemplated by such agreement. For purposes of this Agreement, a "Superior Proposal" means any bona fide Acquisition Proposal to merge with the Company or to acquire, directly or indirectly, a material equity interest in or a significant amount of voting securities or assets of the Company for consideration consisting of cash and/or securities, and otherwise on terms which the Board of Directors of the Company determines in its good faith reasonable judgment (based on the advice of a financial advisor of nationally recognized reputation including, without limitation, Alex. Brown & Sons Incorporated) to provide greater aggregate value to the Company's stockholders than the Merger (or otherwise proposed by Purchaser as contemplated above). Nothing contained herein shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9(e) under the Exchange Act prior to the fourth business day following Purchaser's receipt of a Notice of Superior Proposal provided that the Company does not withdraw or modify its position with respect to the Merger or approve or recommend an Acquisition Proposal.

  6.3 Meetings of Purchaser's Stockholders. The Company will take, consistent with applicable law and its Restated Certificate of Incorporation and By-laws, all action necessary to convene a meeting of holders of Shares as promptly as practicable to consider and vote upon the approval of this Agreement and the Merger. Except as permitted pursuant to Section 6.2 and subject to its fiduciary duties, as advised by outside counsel, the Board of Directors of the Company shall recommend such approval and the Company shall take all lawful action to solicit such approval. At any such meeting of the Company all of the Shares then owned by Purchaser Companies and any affiliates thereof will be voted in favor of this Agreement. The Company will promptly prepare and file with the SEC, will use its reasonable best efforts to have cleared by the SEC and will thereafter mail to its stockholders as promptly as practicable the Proxy Statement/Prospectus.

  6.4 Filings; Other Action. Subject to the terms and conditions herein provided, the Company and Purchaser shall: (a) promptly make their respective filings and thereafter make any other required submissions under the HSR Act and other Regulatory Filings with respect to the Merger; and (b) use their best efforts to promptly take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as soon as practicable.

  6.5 Access. Upon reasonable notice, the Company shall afford Purchaser's officers, employees, counsel, accountants and other authorized representatives ("Representatives") access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, Contracts and records and, during such period, the Company shall furnish promptly to Purchaser all information concerning its business, properties and personnel as Purchaser or its representatives may reasonably request.

  6.6 Notification of Certain Matters. The Company shall give prompt notice to Purchaser of any notice of, or other communication relating to, any default or event that, with notice or lapse of time or both, would become a default, received by the Company subsequent to the date of this Agreement and prior to the Effective Time, under any Contract to which the Company is a party or by which the Company or any of its properties or assets is subject or bound. Each party shall give prompt notice to the other party of any change or the occurrence of any event which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Company Material Adverse Effect or Purchaser Material Adverse Effect, as the case may be, and of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

  6.7 Publicity. The initial press release with respect to the transactions contemplated hereby shall be a joint press release by the Company and Purchaser and thereafter the Company and Purchaser shall consult with each other prior to issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and prior to making any filings with any Governmental Entity or with any national securities exchange with respect thereto.

  6.8 Employee Benefits. Purchaser agrees that, during the period commencing at the Effective Time and ending on the first anniversary thereof, the employees of the Company will continue to be provided with employee benefit plans (other than stock option or other plans involving the potential issuance of securities of the Company or Purchaser) which in the aggregate are substantially comparable to those currently provided by Purchaser to employees of Purchaser holding comparable positions. Employees of the Company will have the rights set forth in Section 4.5 with respect to conversion of their Company Options into options to purchase Purchaser Shares and will have the same rights as existing employees of Chiron to participate in Purchaser's stock option plans in accordance with the terms thereof, but subject to appropriate transitional provisions to adjust to Purchaser's annual grant cycle. Purchaser will honor without modification all employee (or former employee) benefit obligations accrued as of the Effective Time and all employee severance plans (or policies) and employment or severance agreements set forth in the Company Reports or listed in Schedule 5.1(h).

  6.9 Other Actions by the Company.

  (a) Rights. The Company shall authorize and execute an amendment of the Rights Agreement so that neither the Merger, the grant to Purchaser by certain stockholders of the Company pursuant to that certain Stockholders' Agreement dated the date hereof (the "Stockholders Agreement") nor the other transactions contemplated hereby or thereby shall cause the certificates for the Rights to be distributed or cause there to be any adjustment to the exercise price.

  (b) Takeover Statute. If any "fair price", "moratorium," "control share acquisition" or other form of antitakeover statute or regulation shall become applicable to the transactions contemplated hereby, the Company and the members of the Board of Directors of the Company shall grant such approvals and take such actions as are necessary so that the Merger and the transactions contemplated hereby and by the Stockholders' Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby and thereby, except, in each such case, as would not be consistent with the fiduciary obligations of the Board of Directors as advised by outside counsel.

  6.10 Affiliates Agreements. Prior to Closing, the Company shall deliver to Purchaser a letter identifying all persons who, to the Company's knowledge, are at the time this Agreement is submitted to the stockholders of the Company for approval "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company shall use its reasonable best efforts to cause each such person to deliver to Purchaser on or prior to the Effective Time a written agreement substantially in the form of Exhibit A hereto.

  6.11 Letter of the Company's Accountants. The Company shall use its best efforts to cause to be delivered to Purchaser a letter of Ernst & Young LLP, the Company's independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to Purchaser, in form and substance reasonably satisfactory to Purchaser and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

  6.12 Registration Statement. Purchaser and the Company shall promptly prepare and file with the SEC the Registration Statement. Each of the Company and Purchaser shall use all reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Purchaser shall also use its reasonable effort to obtain prior to the date the Registration Statement is declared effective all necessary state securities law or "blue sky" permits and approvals required to consummate the Merger and the other transactions contemplated by this Agreement.

  6.13 Indemnification of Directors and Officers.

  (i) From and after the Effective Time, the Surviving Corporation shall, (i) indemnify, defend and hold harmless the present and former officers, directors and employees of the Company (collectively, the "Indemnified Parties") against all losses, expenses (including reasonable attorneys' fees and other expenses of investigation or litigation, including on appeal), claims, damages or liabilities arising out of actions or omissions occurring at or prior to the Effective Time and (ii) shall also advance expenses as incurred, provided that the person to whom expenses are advanced provides, if requested, the undertaking to repay such advances under the circumstances contemplated by the DGCL, all as required or permitted pursuant to the Company's Certificate of Incorporation or Bylaws or Indemnification Agreements, as in effect as of the date hereof, (collectively, "The Company Indemnification Provisions"). With respect to matters occurring through the Effective Time, the Company Indemnification Provisions shall survive the Merger and shall continue in full force and effect indefinitely.

  (ii) The Company may, at its expense, acquire directors' and officers' liability insurance ("D&O Insurance") with respect to liability incurred as a result of matters occurring through the Effective Time so long as the premium therefor is not in excess of $100,000.00 in the aggregate. Purchaser shall for a period of at least three years following the Effective Time provide the Indemnified Parties with an indemnity of Purchaser with coverage similar or superior to that now provided under the Company's directors and officers liability insurance policies for the Indemnified Parties; provided, however, that such indemnity shall apply only in the event that the Company and its directors, officers and representatives shall have used their reasonable best efforts to perfect their rights to continue in effect following the Effective Time coverage pursuant to the directors' and officers' liability policy in effect on the date hereof; provided, further, that Purchaser shall have no obligation to indemnify with respect to any liability to the extent that such liability is paid by the insurer in respect of any insurance policy or which would have been paid had the indemnified party acted with reasonable diligence to assert or cooperate in asserting a claim in respect thereof (including, without limitation, the policy relating to the D&O Insurance, the Company's existing directors' and officers' liability insurance policy and any other insurance policy of the Company or the Surviving Corporation).

  (iii) Any Indemnified Party intending to seek indemnification under this
Section 6.13 with respect to any loss, expense, claim, damage or liability shall promptly notify Purchaser of such intent, and the nature of the claim, action, suit, proceeding, investigation or other event that may give rise thereto promptly after learning of the same, but the failure to so notify Purchaser shall not relieve Purchaser of any liability it may have for any such indemnity obligation if such failure does not materially prejudice Purchaser or the Surviving Corporation. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Purchaser or the Surviving Corporation shall have the right to assume the defense thereof and neither Purchaser nor Surviving Corporation shall be liable to any Indemnified Party hereunder for any legal expenses of counsel or any other expenses subsequently incurred by such indemnified party except, if Purchaser or the Surviving Corporation elects not to assume such defense, any such Indemnified Parties may retain counsel satisfactory to them, and Purchaser or Surviving Corporation shall pay all reasonable fees and expenses of one firm of counsel for all such Indemnified Parties, (ii) the Indemnified Parties shall cooperate in the defense of any such matter and (iii) neither Purchaser nor Surviving Corporation shall be liable for any settlement effected without its prior written consent.

  (iv) This Section is intended to benefit the Indemnified Parties and shall be binding on all successors and assigns of Purchaser, the Company and the Surviving Corporation.

  6.14 No Changes in Purchaser Shares. If, between the date of this Agreement and the Effective Time, Purchaser shall effect any reclassification, recapitalization, split-up, amendment to the terms of, combination or readjustment of Purchaser Shares, the consideration to be received by Company's shareholders pursuant to this Agreement shall be appropriately adjusted.

                                  ARTICLE VII

                                  CONDITIONS

  7.1 Conditions to Obligations of Purchaser. The obligation of Purchaser to consummate the Merger is subject to the fulfillment of each of the following conditions, any or all of which may be waived in whole or in part by Purchaser to the extent permitted by applicable law:

    (a) Stockholder Approval. This Agreement shall have been duly approved by the holders of a majority of the Shares, in accordance with applicable law and the Restated Certificate of Incorporation and By-Laws of the Company;

    (b) Governmental and Regulatory Consents. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and, except such as would not have a Company Material Adverse Effect or a Purchaser Material Adverse Effect, all filings required to be made prior to the Effective Time by the Company with, and all consents, approvals and authorizations required to be obtained prior to the Effective Time by the Company from, any Governmental Entity in connection with the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby by the Company and Purchaser shall have been made or obtained (as the case may be);

    (c) Litigation. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by this Agreement or imposes material restrictions on Purchaser or the Company in connection with the consummation of the Merger or with respect to their business operations, either prior to or subsequent to the Merger (collectively, an "Order");

    (d) Representations and Warranties; Performance of Obligations. The representations and warranties contained in Section 5.1 shall be true in all material respects as of the Effective Time as though made at and as of the Effective Time, except for changes contemplated by this Agreement, and the Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date;

    (e) Tax Free Reorganization. Purchaser shall have received a written opinion of Sullivan & Cromwell, based upon appropriate representations of the Company, Purchaser and stockholders of the Company in form and substance satisfactory to Sullivan & Cromwell, to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, (ii) each of the Company and Purchaser is a party to the reorganization within the meaning of Section 368(b) of the Code, and
  (iii) neither the Company nor Purchaser will recognize any income, gain or loss as a result of the Merger.

    (f) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC.

    (g) Dissenting Shares. The number of Dissenting Shares, if any, that are not to be treated as Non-Election Shares pursuant to Section 4.4 shall not exceed 5% of the total number of outstanding Shares.

  7.2 Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the fulfillment of each of the following conditions, any or all of which may be waived in whole or in part by the Company to the extent permitted by applicable law:

    (a) Stockholder Approval. This Agreement shall have been duly approved by the holders of a majority of the Shares (other than Shares held by Purchaser, Purchaser Companies or any affiliates thereof), in accordance with applicable law and the Restated Certificate of Incorporation and By-Laws of the Company;

    (b) Governmental and Regulatory Consents. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and, except such as would not have a Company Material Adverse Effect or a Purchaser Material Adverse Effect, all filings required to be made prior to the Effective Time by Purchaser with, and all consents, approvals, permits and authorizations required to be obtained prior to the Effective Time by Purchaser from, any Governmental Entity in connection with the execution and delivery of this Agreement by Purchaser and the consummation of the transactions contemplated hereby by Purchaser and the Company shall have been made or obtained (as the case may be);

    (c) Order. There shall be in effect no Order;

    (d) Representations and Warranties; Performance of Obligations. The representations and warranties contained in Section 5.2 shall be true in all material respects as of the Effective Time as though made at and as of the Effective Time, except for changes contemplated by this Agreement; and the Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and

    (e) Tax Free Reorganization. Company shall have received a written opinion of Pillsbury Madison & Sutro, based upon appropriate representations of the Company, Purchaser and stockholders of the Company in form and substance satisfactory to Pillsbury Madison & Sutro, to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, (ii) each of the Company and Purchaser is a party to the reorganization within the meaning of Section 368(b) of the Code, and (iii) neither the Company nor Purchaser will recognize any income, gain or loss as a result of the Merger.

                                 ARTICLE VIII

                       TERMINATION, AMENDMENT AND WAIVER

  8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the approval by holders of Shares, (a) by the mutual consent of the boards of directors of Purchaser and the Company,
(b) by either Purchaser or the Company (i) if any court or other Governmental Entity of competent jurisdiction in the United States shall have issued, enacted, promulgated, enforced or entered an order, statute, decree, ruling or regulation or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, statute, decree, ruling, regulation or other action shall have become final and nonappealable or (ii) if the Merger shall not have been consummated by October 31, 1995 (or in the event that the only condition not satisfied is approval under the HSR Act, December 31, 1995), (c) by the Company (i) if there should be any material breach of Purchaser's representations, warranties or covenants hereunder, which breach shall not be cured within ten days of written notice thereof, or
(ii) to allow the Company to enter into an agreement which the Board of Directors of the Company determines to be a Superior Proposal (provided that, upon such termination, the Company shall pay to Purchaser the Termination Fee described in Section 8.2(b)), (d) by Purchaser if the Board of Directors of the Company shall have (i) withdrawn or modified, or proposed to withdraw or modify, in a manner adverse to Purchaser, its approval or recommendation of this Agreement or the Merger, (ii) solicited, approved or recommended, or proposed to solicit, approve or recommend, any Acquisition Proposal or (iii) approved or authorized the Company's entering into any agreement with respect to any Acquisition Proposal, or (e) if the Company fails to comply in any material respect with the covenants contained in Section 6.2.

  8.2 Effect of Termination.

  (a) In the event of termination of this Agreement as provided above, this Agreement shall forthwith become void and there shall be no liability on the part of any of Purchaser or the Company (except as set forth in Section 8.2(b) hereof and except for any breach of this Agreement) or their respective directors and officers.

  (b) If after the date hereof and during the term of this Agreement (i) any corporation, partnership, person, other entity or group (as defined in Section 13(d)(3) of the Exchange Act) other than Purchaser or any of its subsidiaries or affiliates (collectively, a "Person") shall have become the beneficial owner of 20% or more of the outstanding Shares or (ii) Purchaser shall have terminated this Agreement pursuant to Section 8.1(d) or (iii) the Company shall have terminated this Agreement pursuant to Section 8.1(c)(ii) or (iv) the stockholders of the Company shall have failed to vote in favor of, or consent to, the Merger, as applicable, except if such failure results from the failure of Purchaser to vote any of the Shares beneficially owned by it in favor of the Merger or to consent to the Merger, then the Company, if requested by Purchaser, shall promptly, but in no event later than two days after the date of such request, pay Purchaser a fee of $2,000,000 (the "Termination Fee") which amount shall be payable in same day funds. The Company acknowledges that the agreements contained in this Section 8.2(b) are an integral part of the transactions contemplated in this Agreement, and that, without these agreements, Purchaser would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 8.2(b), and, in order to obtain such payment, Purchaser commences a suit which results in a judgment against the Company for the fee set forth in this paragraph (b), the Company shall pay to Purchaser its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Bank of America NT&SA on the date such payment was required to be made.

  8.3 Amendment. This Agreement may be amended by the parties hereto by action taken on behalf of their respective boards of directors at any time before or after approval hereof by the stockholders of the Company, but, after any such approval, no amendment shall be made which reduces the amount or changes the form of consideration to be paid in the Merger or in any way adversely affects the rights of holders of the Shares without the further approval of such holders. This Agreement may not be amended except by an instrument in writing signed by or on behalf of each of the parties hereto.

  8.4 Waiver. At any time prior to the Effective Date, the parties hereto, by action taken by their respective boards of directors may (a) extend the time for performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any other document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE IX

                           MISCELLANEOUS AND GENERAL

  9.1 Payment of Expenses. Whether or not the Merger shall be consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Merger.

  9.2 Survival. The agreements of the Company and Purchaser contained in Sections 4.2 (but only to the extent that such Section expressly relates to actions to be taken after the Effective Time), 6.8 and 6.13 shall survive the consummation of the Merger. The agreements of the Company and Purchaser contained in Sections 6.7, 8.2 and 9.1 shall survive the termination of this Agreement. All other representations, warranties, agreements and covenants in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

  9.3 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.

  9.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

  9.5 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, if to Purchaser, addressed to Purchaser at 4560 Horton Street, Emeryville, CA 94563,
Attention: General Counsel (with a copy to Alison S. Ressler, Esq., Sullivan & Cromwell, 444 South Flower Street, Los Angeles, California 90071); and if to the Company, addressed to the Company at 11055 Roselle Street, San Diego, California 92121, Attention: President (with a copy to Thomas E. Sparks, Jr., Esq., Pillsbury Madison & Sutro, 235 Montgomery Street, San Francisco, California 94104, or to such other persons or addresses as may be designated in writing by the party to receive such notice.

  9.6 Entire Agreement, etc. This Agreement (including any exhibits, schedules or Annexes hereto) (a) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties both written and oral, between the parties with respect to the subject matter hereof, and (b) shall not be assignable by operation of law or otherwise and, except as provided in Sections 6.8 and 6.13 is not intended to create any obligations to, or rights in respect of, any persons other than the parties hereto.

  9.7 Definition of "Subsidiary". When a reference is made in this Agreement to a subsidiary of a party, the word "subsidiary" means any corporation or other organization whether incorporated or unincorporated of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

  9.8 Captions. The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

  IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the day and year first above written.

                                          Viagene, Inc.


                                          By __________________________________

                                          Chiron Corporation


                                          By __________________________________

                              AFFILIATE AGREEMENT

  WHEREAS, Viagene, Inc., a Delaware corporation (the "Company"), and Chiron Corporation, a Delaware corporation ("Purchaser"), have entered into an Agreement and Plan of Merger, dated as of April 23, 1995 (the "Merger Agreement"), pursuant to which, among other things, the Company will be merged with and into Merger Sub (capitalized terms used herein and not defined herein have the respective meanings ascribed to them in the Merger Agreement);

  WHEREAS, pursuant to the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and Shares owned by any of the Purchaser Companies) shall be converted into Merger Consideration;

  WHEREAS, a registration statement covering the Purchaser Shares to be issued pursuant to the Merger has been filed with the Securities and Exchange Commission as required by the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act");

  WHEREAS, the issuance of Purchaser Shares pursuant to the Merger Agreement constitutes a transaction subject to Rule 145 under the Securities Act; and

  WHEREAS, the undersigned may be considered to be an "affiliate" of the Company for the purpose of Rule 145 in connection with the Merger, and may be subject to restrictions in connection with the sale or other disposition of the Purchaser Shares which may be issued to the undersigned pursuant to the Merger for the Shares which the undersigned then owns;

  NOW, THEREFORE, the undersigned hereby agrees for the benefit of Purchaser and the Company that: (i) the undersigned will not offer to sell, sell, transfer or otherwise dispose of any of the Purchaser Shares which may be issued to the undersigned in the Merger other than (a) pursuant to an effective registration statement under the Securities Act covering such sale, transfer or other disposition by the undersigned of such Purchaser Shares or
(b) in compliance with Rule 145 under the Securities Act or (c) in compliance with another exemption from the registration requirements of the Securities Act; (ii) the undersigned will not offer to sell, sell, transfer or otherwise dispose of any of the Purchaser Shares which may be issued to the undersigned in the Merger pursuant to clause (c) above without prior written notice to Purchaser specifying the manner of compliance with this Agreement; and (iii) neither Purchaser nor the Surviving Corporation is under any obligation to register the sale, transfer or other disposition of the Purchaser Shares received by the undersigned as a result of the Merger or to take any other action necessary for the purpose of making an exemption from registration available; provided, however, that in order to permit the undersigned to effect sales pursuant to Rule 145, Purchaser will make available adequate current public information with respect to Purchaser within the meaning of paragraph (c) of Rule 144.

  The undersigned understands and agrees that stop transfer instructions may be given to Purchaser's transfer agents with respect to Purchaser Shares and that there may be placed on the certificates for such shares, and any certificates issued in exchange or substitution therefor, a legend to the foregoing effect.

  The undersigned represents and warrants that it has no plan or intention to sell, exchange or otherwise dispose of the Purchaser Shares acquired by the undersigned pursuant to the Merger. Furthermore, the undersigned hereby represents and warrants that, to the best of the undersigned's knowledge, there is no plan or intention on the part of any of the Company's stockholders to sell, exchange or otherwise dispose of any of the Purchaser Shares to be acquired pursuant to the Merger.

  The undersigned has carefully read this agreement and the Merger Agreement and has discussed their requirements and other applicable limitations upon the undersigned's ability to sell, transfer or otherwise dispose of the Purchaser Shares, to the extent that the undersigned felt necessary, with the undersigned's personal counsel or counsel to the Company.

  This agreement constitutes the complete understanding of among undersigned, the Company and Purchaser concerning the subject matter hereof.

  IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed
this    day of      , 1995.

                                          -------------------------------------

Acknowledged by:

Chiron Corporation


By: _________________________________
Name:
Title:

                                                                     APPENDIX B

                       DELAWARE GENERAL CORPORATION LAW
                                  SECTION 262

  APPRAISAL RIGHTS. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251, 252, 254, 257, 258, 263 or 264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of (S)251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to
  (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to (S)228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                     APPENDIX C

August 15, 1995

Board of Directors
Viagene, Inc.
11055 Roselle Street
San Diego, CA 92121

Dears Sirs:

  Viagene, Inc. ("Viagene") and Chiron Corporation ("Chiron") have entered into an Agreement and Plan of Merger dated as of April 23, 1995 (the "Agreement"). Pursuant to the Agreement, Viagene will be merged with and into a wholly-owned subsidiary of Chiron ("Merger Sub") (the "Merger"), and each then outstanding share of Viagene common stock, $.001 par value per share (the "Common Stock"), other than shares held by Chiron or Merger Sub, will become exchangeable for (i) $9.00 in cash or (ii) 0.155 shares of Chiron common stock, subject to the terms of Section 4.2(a) of the Agreement which sets a limitation on the total number of shares which can be converted into the right to receive cash. The amount of Chiron stock to be received in the Merger also is subject to increase at Chiron's option pursuant of Section 4.1(a) of the Agreement. You have requested our opinion as to whether the consideration to be received by the holders of the Common Stock pursuant to the Agreement is fair, from a financial point of view, to such holders.

  Alex. Brown & Sons Incorporated, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of Directors of Viagene in connection with the transaction described above and will receive a fee for our services, a portion of which is contingent upon the consummation of the Merger. We also acted as lead manager of the initial public offering of the Common Stock of Viagene in December 1993. We acted as co-manager of several public offerings of the common stock of Chiron, the last of which was completed in July 1986. Alex. Brown & Sons Incorporated maintains markets in the common stock of Viagene and Chiron and regularly publishes research reports regarding the life sciences industry and the businesses and securities of publicly owned companies in that industry, including Viagene and Chiron.

  In connection with our opinion, we have reviewed certain publicly available financial information concerning Viagene and Chiron and certain internal financial analyses and other information furnished to us by Viagene and Chiron. We have also held discussions with members of the senior management of Viagene and Chiron regarding the business and prospects of their respective companies. In addition, we have (i) reviewed the reported price and trading activity for the common stock of Viagene and Chiron, (ii) compared certain financial and stock market information for Viagene and Chiron with similar information for certain other life sciences companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which we deemed comparable in whole or in part and (iv) performed such other studies and analyses and considered such other factors as we deemed appropriate.

  We have not independently verified the information described above and, for purposes of this opinion, have assumed the accuracy, completeness and fairness thereof. With respect to information relating to the prospects of Viagene, we have assumed that such information reflects the best currently available estimates and judgments of management of Viagene as to the likely future financial performance of Viagene. In addition, we have not made an independent evaluation or appraisal of the assets of Viagene, nor have we been furnished with any such evaluation or appraisal. We have held discussions with Chiron management regarding Chiron's 1995 prospects and financial projections and assumed that such information reflects the best currently available estimates and judgments of management of Chiron as to its likely future financial performance. Our opinion is based on market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

  This opinion was prepared for the use of the Board of Directors of Viagene. We hereby consent to the inclusion of this opinion as an exhibit to any proxy or registration statement distributed in connection with the Merger. It may not be used for any other purpose without our written consent.

  Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the consideration to be received by the holders of the Common Stock pursuant to the Agreement is fair, from a financial point of view, to such holders.

                                          Very truly yours,

                                          ALEX. BROWN & SONS INCORPORATED

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

 Statutory Provisions

  Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of members of its board of directors to the corporation or its stockholders for monetary damages for violations of a director's fiduciary duty of care. Such a provision would have no effect on the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. In addition, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying an unlawful dividend or approving an illegal stock repurchase, or obtaining an improper personal benefit.

  Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Additionally, a corporation is required to indemnify any director or officer against expenses (including attorneys' fees) actually and reasonably incurred by him to the extent that such director or officer has been successful on the merits or otherwise in any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein.

  Indemnification can be made by the corporation only upon a determination that indemnification is proper in the circumstances because the party seeking indemnification has met the applicable standard of conduct as set forth in the DGCL. Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. The indemnification provided by the DGCL is not exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. A corporation also has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, whether or not the corporation would have the power to indemnify him against such liability. The indemnification provided by the DGCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

 Chiron's Certificate and Bylaw Provisions

  The Chiron Certificate limits the directors' liability for monetary damages to Chiron and its stockholders for breaches of fiduciary duty to the fullest extent permitted by Section 102(b)(7) of the DGCL.

  The Chiron Bylaws extend indemnification rights to the fullest extent authorized by the DGCL to directors and officers involved in any action, suit or proceeding where the basis of such involvement is such person's alleged action in an official capacity or in any other capacity while serving as a director or officer of Chiron. In addition, the Chiron Bylaws permit the Chiron Board, in its discretion, to indemnify any person, other than a director, made a party to any action, suit or proceeding by reason of the fact that such person is or was an officer or employee of Chiron.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
   2.1   Agreement and Plan of Merger dated as of April 23, 1995 between
         Viagene and Chiron (included as Appendix A to the Proxy Statement-
         Prospectus).
   3.1   Restated Certificate of Incorporation of Chiron, dated August 18, 1987
         (incorporated by reference to Exhibit 3.01 to Chiron's Annual Report on Form 10-K for the year ended December 31, 1991 (File No. 0-12798)).
   3.2   Certificate of Amendment of Restated Certificate of Incorporation of
         Chiron, dated December 12, 1991 (incorporated by reference to Exhibit
         3.01 of Chiron's Annual Report on Form 10-K for the year ended
         December 31, 1991 (File No. 0-12798)).
   3.3   Bylaws of Chiron, as amended (incorporated by reference to Exhibit
         3.03 to Chiron's Annual Report on Form 10-K for the year ended
         December 31, 1994 (File No. 0-12798)).
   4.1   Indenture, dated as of May 21, 1987, between Cetus Corporation and
         Bankers Trust Company, as Trustee (incorporated by reference to
         Exhibit 4.01 to Chiron's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994 (File No. 0-12798)).
   4.2   First Supplemental Indenture, dated as of December 12, 1991, by and among Chiron, Cetus Corporation, and Bankers Trust Company, as Trustee
         (incorporated by reference to Exhibit 4.02 to Chiron's Annual Report on Form 10-K for the year ended December 31, 1992 (File No. 0-12798)).
   4.3   Indenture, dated as of November 15, 1993, between Chiron and The First
         National Bank of Boston, as Trustee (incorporated by reference to
         Exhibit 4.03 to Chiron's Annual Report on Form 10-K for the year ended
         December 31, 1993 (File No. 0-12798)).
   4.4   Rights Agreement, dated as of August 25, 1994, between Chiron and
         Continental Stock Transfer & Trust Company, as Rights Agent
         (incorporated by reference to Exhibit 4.04 to Chiron's Current Report on Form 8-K dated August 25, 1994 (File No. 0-12798)).
   4.5   Amendment No. 1 to Rights Agreement dated as of November 20, 1994, between Chiron and Continental Stock Transfer & Trust Company
         (incorporated by reference to Exhibit 4.05 to Chiron's report on Form
         8-K, dated November 20, 1994 (File No. 0-12798)).
   5.1   Opinion of William G. Green, Esq. as to the legality of the securities being registered.
   8.1   Opinion of Sullivan & Cromwell as to certain federal income tax matters.
  23.1   Consent of KPMG Peat Marwick LLP, Independent Auditors, relating to the 1994 consolidated financial statements of Chiron Corporation.
  23.2   Consent of Ernst & Young LLP, Independent Auditors, relating to the
         1993 and 1992 consolidated financial statements of Chiron Corporation.
  23.3   Consent of Ernst & Young LLP, Independent Auditors, relating to the financial statements of Viagene, Inc.
  23.4   Consent of Ernst & Young LLP, Independent Auditors, relating to the consolidated financial statements of Ciba Corning Diagnostics Corp.
  23.5   Consent of KPMG Peat Marwick LLP, Independent Auditors, relating to the financial statements of The Biocine Company.
  23.6   Consent of Reconta Ernst & Young, Independent Auditors, relating to the consolidated financial statements of JV Vax B.V.

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  23.7   Consent of Alex. Brown & Sons Incorporated (included in the opinion of
         Alex. Brown & Sons Incorporated attached to the Proxy-Statement
         Prospectus as Appendix C).
  23.8   Consent of William G. Green (included in Exhibit 5.1).
  23.9   Consent of Sullivan & Cromwell (included in Exhibit 8.1).
  24     Power of Attorney.*
  99.1   Stockholders' Agreement, dated as of April 23, 1995, among Chiron,
         Viagene and certain stockholders parties thereto.*
  99.2   Form of Proxy.
  99.3   Form of Election.

--------
 * Previously Filed.

ITEM 22. UNDERTAKINGS

  (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (c) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

  (g) The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in a form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

    (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

  (h) The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF EMERYVILLE, STATE OF CALIFORNIA, ON THE 15TH DAY OF AUGUST, 1995.

                                          CHIRON CORPORATION

                                                 /s/ Edward E. Penhoet*
                                          By: _________________________________
                                                 EDWARD E. PENHOET, PH.D.
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                          OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE
      /s/ Edward E. Penhoet*           President and Chief
-------------------------------------   Executive Officer      August 15, 1995
      EDWARD E. PENHOET, PH.D.

       /s/ Dennis L. Winger*           Senior Vice
                                        President, Finance
                                        and Administration
                                        (Chief Financial
                                        Officer, and
                                        Principal Accounting Officer)

-------------------------------------                          August 15, 1995
          DENNIS L. WINGER

      /s/ William J. Rutter*           Chairman of the Board
-------------------------------------   of Directors           August 15, 1995
      WILLIAM J. RUTTER, PH.D.

        /s/ Gilbert Amelio*                   Director
-------------------------------------                          August 15, 1995
        GILBERT AMELIO, PH.D.

       /s/ Lewis W. Coleman*                  Director
-------------------------------------                          August 15, 1995
          LEWIS W. COLEMAN

                                              Director                 , 1995
-------------------------------------
            PIERRE DOUAZE



              SIGNATURE                         TITLE                DATE
        /s/ Donald A. Glaser*                  Director
-------------------------------------                          August 15, 1995
       DONALD A. GLASER, PH.D.

          /s/ Alex Krauer*                     Director
-------------------------------------                          August 15, 1995
         ALEX KRAUER, PH.D.

  /s/ Francois L'Eplattenier, Ph.D*            Director
-------------------------------------                          August 15, 1995
    FRANCOIS L'EPLATTENIER, PH.D.

         /s/ Henri Schramek*                   Director
-------------------------------------                          August 15, 1995
        HENRI SCHRAMEK, PH.D.

        /s/ Jack W. Schuler*                   Director
-------------------------------------                          August 15, 1995
           JACK W. SCHULER

      /s/ Pieter J. Strijkert*                 Director
-------------------------------------                          August 15, 1995
     PIETER J. STRIJKERT, PH.D.

        /s/ Dennis L. Winger
*By__________________________________
   Dennis L. Winger Attorney-in-Fact

                                 EXHIBIT INDEX

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
   NO.                         DESCRIPTION                             PAGE
 -------                       -----------                         ------------
 2.1     Agreement and Plan of Merger dated as of April 23, 1995
         between Viagene and Chiron (included as Appendix A to
         the Proxy Statement-Prospectus).
 3.1     Restated Certificate of Incorporation of Chiron, dated
         August 18, 1987 (incorporated by reference to Exhibit
         3.01 to Chiron's Annual Report on Form 10-K for the
         year ended December 31, 1991 (File No. 0-12798)).
 3.2     Certificate of Amendment of Restated Certificate of
         Incorporation of Chiron, dated December 12, 1991
         (incorporated by reference to Exhibit 3.01 of Chiron's
         Annual Report on Form 10-K for the year ended December
         31, 1991 (File No. 0-12798)).
 3.3     Bylaws of Chiron, as amended (incorporated by reference
         to Exhibit 3.03 to Chiron's Annual Report on Form 10-K
         for the year ended December 31, 1994 (File No. 0-
         12798)).
 4.1     Indenture, dated as of May 21, 1987, between Cetus
         Corporation and Bankers Trust Company, as Trustee
         (incorporated by reference to Exhibit 4.01 to Chiron's
         Quarterly Report on Form 10-Q for the quarter ended
         September 30, 1994 (File No. 0-12798)).
 4.2     First Supplemental Indenture, dated as of December 12,
         1991, by and among Chiron, Cetus Corporation, and
         Bankers Trust Company, as Trustee (incorporated by
         reference to Exhibit 4.02 to Chiron's Annual Report on
         Form 10-K for the year ended December 31, 1992 (File
         No. 0-12798)).
 4.3     Indenture, dated as of November 15, 1993, between
         Chiron and The First National Bank of Boston, as
         Trustee (incorporated by reference to Exhibit 4.03 to
         Chiron's Annual Report on Form 10-K for the year ended
         December 31, 1993 (File No. 0-12798)).
 4.4     Rights Agreement, dated as of August 25, 1994, between
         Chiron and Continental Stock Transfer & Trust Company,
         as Rights Agent (incorporated by reference to Exhibit
         4.04 to Chiron's Current Report on Form 8-K dated
         August 25, 1994 (File No. 0-12798)).
 4.5     Amendment No. 1 to Rights Agreement dated as of
         November 20, 1994, between Chiron and Continental Stock
         Transfer & Trust Company (incorporated by reference to
         Exhibit 4.05 to Chiron's report on Form 8-K, dated
         November 20, 1994 (File No. 0-12798)).
 5.1     Opinion of William G. Green, Esq. as to the legality of
         the securities being registered.
 8.1     Opinion of Sullivan & Cromwell as to certain federal
         income tax matters.
 23.1    Consent of KPMG Peat Marwick LLP, Independent Auditors,
         relating to the 1994 consolidated financial statements
         of Chiron Corporation.
 23.2    Consent of Ernst & Young LLP, Independent Auditors,
         relating to the 1993 and 1992 consolidated financial
         statements of Chiron Corporation.
 23.3    Consent of Ernst & Young LLP, Independent Auditors,
         relating to the financial statements of Viagene, Inc.
 23.4    Consent of Ernst & Young LLP, Independent Auditors,
         relating to the consolidated financial statements of
         Ciba Corning Diagnostics Corp.
 23.5    Consent of KPMG Peat Marwick LLP, Independent Auditors,
         relating to the financial statements of The Biocine
         Company.
 23.6    Consent of Reconta Ernst & Young, Independent Auditors,
         relating to the consolidated financial statements of JV
         Vax B.V.
 23.7    Consent of Alex. Brown & Sons Incorporated (included in
         the opinion of Alex. Brown & Sons Incorporated attached
         to this Proxy Statement-Prospectus as Appendix C).
 23.8    Consent of William G. Green (included in Exhibit 5.1).
 23.9    Consent of Sullivan & Cromwell (included in Exhibit
         8.1).
 24      Power of Attorney.*
 99.1    Stockholders' Agreement, dated as of April 23, 1995,
         among Chiron, Viagene and certain stockholders parties
         thereto.*
 99.2    Form of Proxy.
 99.3    Form of Election.

--------
* Previously filed